                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NEW IMAGE INDUSTRIES, INC.
                           (Name of subject company)

                          DENTSPLY INTERNATIONAL INC.
                            IMAGE ACQUISITION CORP.
                                    (Bidder)

                                ----------------
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of class of securities)

                                  645639 10 5
                     (CUSIP number of class of securities)

                                John C. Miles II
             Vice Chairman of the Board and Chief Executive Officer
                          DENTSPLY International Inc.
                            570 West College Avenue
                                  P.O. Box 872
                         York, Pennsylvania 17405-0872
                                 (717) 846-0256
                               ------------------
            (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                                    Copy to:

                             Marlee S. Myers, Esq.
                          Morgan, Lewis & Bockius LLP
                         One Oxford Centre, 32nd Floor
                      Pittsburgh, Pennsylvania 15219-1417
                                 (412) 560-3300

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction valuation*                          Amount of filing fee**
          $10,959,822                                      $2,192
--------------------------------------------------------------------------------

* Estimated for purposes of the filing fee only. The amount assumes the purchase of 5,479,911 shares of common stock, $.001 par value (the "Shares"), of New Image Industries, Inc. (the "Company") at a price per Share of $2.00 in cash (the "Offer Price"). Such number of Shares represents all the Shares outstanding as of January 27, 1997.

**       1/50 of 1% of the transaction valuation.

[  ]     Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:    None                    Filing party:  N/A
                          ----------------                       --------------
Form or registration no.:  N/A                     Date filed:    N/A
                          ----------------                       --------------

                                 14D-1 AND 13D

1.       Names of Reporting Persons:
         S.S. or I.R.S. Identification Nos. of Below Person:

         Image Acquisition Corp.

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2.       Check the Appropriate Box if a Member of a Group (See Instructions).

         [ x ]  (a)
         [   ]  (b)

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3.       SEC Use Only.

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4.       Source of Funds.  AF

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5.       [  ] Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f).

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6.       Citizenship or Place of Organization:  Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person*: 537,795

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8.       [  ] Check if the Aggregate Amount in Row 7 Excludes Certain Shares.

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9.       Percent of Class Represented by Amount in Row 7.  Approximately
         9.8% of the Shares outstanding as of January 27, 1997.

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10.      Type of Reporting Person (See Instructions).  CO

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*        See footnote on following page.

                                 14D-1 AND 13D

1.       Names of Reporting Persons:
         S.S. or I.R.S. Identification Nos. of Below Person:

         DENTSPLY International Inc.
         IRS Identification No. 391434669

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2.       Check the Appropriate Box if a Member of a Group (See Instructions).

         [ x ] (a)
         [   ] (b)

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3.       SEC Use Only.

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4.       Sources of Funds (See Instructions).  WC or BK

-------------------------------------------------------------------------------


5. [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f).

-------------------------------------------------------------------------------


6.       Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------


7.       Aggregate Amount Beneficially Owned by Each Reporting Person*: 537,795

-------------------------------------------------------------------------------


8.       [  ] Check Box if the Aggregate Amount in Row 7 Excludes Certain
         Shares.

-------------------------------------------------------------------------------


9. Percent of Class Represented by Amount in Row 7. Approximately 9.8% of the Shares outstanding as of January 27, 1997.

-------------------------------------------------------------------------------


10.      Type of Reporting Person (See Instructions).  CO

-------------------------------------------------------------------------------


 * On January 27, 1997, DENTSPLY International Inc. ("Parent") and Image Acquisition Corp., a wholly owned subsidiary of Parent, entered into separate stockholder agreements (collectively, the "Stockholder Agreements"), with each executive officer and director of the Company who owns Shares or options or warrants to acquire Shares, and The William W. Stevens and Virda J. Stevens Trust, a stockholder of the Company (individually, a "Stockholder Party" and, collectively, the "Stockholder Parties"). The Stockholder Parties own an aggregate of 537,795 Shares or approximately 9.8% of the Company's outstanding Shares as of January 27, 1997. Pursuant to the Stockholder Agreements, the Stockholder Parties have agreed to validly tender and not to withdraw, pursuant to and in accordance with the terms of the Offer (as defined in the Offer to Purchase dated January 31, 1997) the Shares owned by such parties and any Shares acquired by such parties prior to the termination of the Stockholder Agreements. The Stockholder Agreements are described more fully in Section 13--"The Merger Agreement; the Stockholder Agreements; the Employment Agreement" of the Offer to Purchase.

This Tender Offer Statement on Schedule 14D-1 relates to the offer by Image Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DENTSPLY International Inc., a Delaware corporation ("Parent"), to purchase all of the then outstanding shares of Common Stock, par value
$.001 per share (the "Shares"), of New Image Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $2.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 1997
(the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit
(a)(2). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to the Stockholder Agreements. The item number and response thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.    SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is New Image Industries, Inc. The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

         (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.001 per share. The information set forth in the Introduction (the "Introduction") to the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

         (a) - (d) and (g) This Statement is filed by the Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

         (e) and (f) During the last five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (g) The Parent and the Purchaser are both incorporated in the state of Delaware.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
           COMPANY.

         (a) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 of the Offer to Purchase, since June 30, 1993, there have been no transactions which would be required to be disclosed under this Item 3(a) between either the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in
Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

         (b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and

Parent") and Section 11 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 9 and Section 11 of the Offer to Purchase, since June 30, 1993, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between either the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

         (c) Not applicable.

ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(g) The information set forth in the Introduction, Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions"), Section 13 ("The Merger Agreement; the Stockholder Agreements; the Employment Agreement"); Section 14 ("Dividends and Distributions") and Section 7 ("Effect of the Offer on the Market for the Shares, Nasdaq Stock Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and Parent") of and Schedule I to the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 9 of and Schedule I to the Offer to Purchase, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of the Purchaser or Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

         (b) The information set forth in the Introduction and Section 9 ("Certain Information Concerning the Purchaser and Parent") of and Schedule I to the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 9 of and Schedule I to the Offer to Purchase, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons or entities referred to above or any executive officer, director or subsidiary of the foregoing has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Source and Amount of Funds"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions"), Section 13 ("The Merger Agreement; the Stockholder Agreements; the Employment Agreement") and
Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 9, 10, 11, 12, 13 and 17 of the Offer to

Purchase, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any granting or withholding of proxies).

ITEM 8.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Introduction, Section 10 ("Source and Amount of Funds") and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Although the Purchaser and Parent do not believe that their financial condition or the financial condition of their affiliates is material to a decision by a security holder of the Company whether to sell, tender or hold Shares, selected consolidated financial information with respect to Parent is included in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and such information and the consolidated financial statements of Parent in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 are incorporated herein by reference.

ITEM 10.   ADDITIONAL INFORMATION.

         (a) The information set forth in Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") and Section 13 ("The Merger Agreement; the Stockholder Agreements; the Employment Agreement") of the Offer to Purchase is incorporated herein by reference.

         (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

         (d) Not applicable.

         (e) None.

         (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Credit Agreement dated December 24, 1996, the Subordination and Intercreditor Agreement dated December 24, 1996, the Forbearance Letter dated December 24, 1996, the Agreement and Plan of Merger dated as of January 27, 1997, the Stockholder Agreements dated January 27, 1997, and the Form of Employment Agreement by and among DENTSPLY International Inc., New Image Industries, Inc. and Dewey F. Edmunds, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (b)(1), (b)(2),(b)(3), (c)(1), (c)(2) through (c)(14), and (c)(15), respectively, is incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1) Offer to Purchase dated January 31, 1997.

         (a)(2) Letter of Transmittal.

         (a)(3) Notice of Guaranteed Delivery.

         (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

         (a)(5) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(6)  Summary Advertisement as published on January 31, 1997.

         (a)(7) Press Release issued by DENTSPLY International Inc. on January 28, 1997.

         (b)(1) Credit Agreement, dated December 24, 1996, by and between New Image Industries, Inc., Insight Imaging Systems, Inc. and DENTSPLY International Inc.

         (b)(2) Subordination and Intercreditor Agreement, dated December 24, 1996, by and among New Image Industries, Inc., Insight Imaging Systems, Inc., Coast Business Credit, a division of Southern Pacific Thrift & Loan Association, and DENTSPLY International Inc.

         (b)(3) Forbearance Letter, dated December 24, 1996, by and among New Image Industries, Inc., Insight Imaging Systems, Inc., Coast Business Credit a division of Southern Pacific Thrift & Loan Association, and DENTSPLY International Inc.

         (b)(4) Letter of Intent, dated December 24, 1996, by and between New Image Industries, Inc. and DENTSPLY International Inc.

         (b)(5) Mutual Confidential Non-Disclosure Agreement, dated October 8, 1996, between New Image Industries, Inc. and DENTSPLY International Inc.

         (c)(1) Agreement and Plan of Merger dated as of January 27, 1997 by and among DENTSPLY International Inc., Image Acquisition Corp. and New Image Industries, Inc.

         (c)(2) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Robert S. Colman.

         (c)(3) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and David H. Cooper.

         (c)(4) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Paul Devereaux.

         (c)(5) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Dewey F. Edmunds.

         (c)(6) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Richard P. Greenthal.

         (c)(7) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Debra L. Jackson.

         (c)(8) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Mike Lytle.

         (c)(9) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Harold J. Meyers.

         (c)(10) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Harold R. Orr.

         (c)(11) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Ralph M. Richart.

         (c)(12) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Kenneth B. Sawyer.

         (c)(13) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and Mark W. Stevens.

         (c)(14) Stockholder Agreement, dated as of January 27, 1997, by and among DENTSPLY International Inc., Image Acquisition Corp. and The William W. Stevens and Virda J. Stevens Trust.

         (c)(15) Form of Employment Agreement by and among DENTSPLY International Inc., New Image Industries, Inc. and Dewey F. Edmunds.

         (d)    None.

         (e)    Not applicable.

         (f)    None.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              DENTSPLY International Inc.


                                              /s/ EDWARD D. YATES
                                              ------------------------------
                                              Name:  Edward D. Yates
                                              Title: Senior Vice President


                                              Image Acquisition Corp.

                                              /s/ EDWARD D. YATES
                                              ------------------------------
                                              Name:  Edward D. Yates
                                              Title: Senior Vice President

Date: January 31, 1997

                                                                  EXHIBIT (a)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                           NEW IMAGE INDUSTRIES, INC.
                                       AT
                              $2.00 NET PER SHARE
                                       BY

                            IMAGE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                          DENTSPLY INTERNATIONAL INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                 NEW YORK CITY TIME, ON MONDAY, MARCH 3, 1997,
                         UNLESS THE OFFER IS EXTENDED.

     THE BOARD OF DIRECTORS OF NEW IMAGE INDUSTRIES, INC. HAS DETERMINED THAT THE OFFER AND THE MERGER REFERRED TO HEREIN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH REPRESENTS AT LEAST FIFTY-FIVE PERCENT (55%) OF ALL OUTSTANDING SHARES AS OF THE DATE OF COMMENCEMENT OF THE OFFER.

                               ------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or manually signed facsimile thereof and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or manually signed facsimile thereof or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 of this Offer to Purchase or (2) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedure for guaranteed delivery set forth in
Section 2 of this Offer to Purchase.

     Inquiries with respect to the Offer should be addressed to Robert W. Baird & Co. Incorporated, the Dealer Manager for the Offer, or D.F. King & Co., Inc., the Information Agent for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of the enclosed materials may be directed to D.F. King & Co., Inc.

                               ------------------

                      The Dealer Manager for the Offer is:

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

JANUARY 31, 1997

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
Introduction
 1.    Terms of the Offer...............................................................     2
 2.    Procedure for Tendering Shares...................................................     4
 3.    Withdrawal Rights................................................................     6
 4.    Acceptance for Payment and Payment...............................................     7
 5.    Certain Federal Income Tax Consequences..........................................     8
 6.    Price Range of the Shares; Dividends on the Shares...............................     8
 7.    Effect of the Offer on the Market for the Shares, Nasdaq Stock Quotation and
       Exchange Act Registration........................................................     9
 8.    Certain Information Concerning the Company.......................................    10
 9.    Certain Information Concerning the Purchaser and Parent..........................    11
10.    Source and Amount of Funds.......................................................    13
11.    Contacts with the Company; Background of the Offer...............................    13
12.    Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters'
       Rights;
       Going Private Transactions.......................................................    17
13.    The Merger Agreement; the Stockholder Agreements; the Employment Agreement.......    18
14.    Dividends and Distributions......................................................    27
15.    Certain Conditions of the Offer..................................................    27
16.    Certain Legal Matters............................................................    28
17.    Fees and Expenses................................................................    30
18.    Miscellaneous....................................................................    30
Schedule I--Directors and Executive Officers............................................   S-1

To the Holders of Common Stock
  of New Image Industries, Inc.:

INTRODUCTION

     Image Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DENTSPLY International Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares" and, each, a "Share"), of New Image Industries, Inc., a Delaware corporation (the "Company"), at a price of $2.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

     Tendering stockholders will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of Robert W. Baird & Co. Incorporated, which is acting as Dealer Manager (the "Dealer Manager"), Harris Trust and Savings Bank, which is acting as the Depositary (the "Depositary"), and D.F. King & Co., Inc., which is acting as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 17.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE OFFER AND THE MERGER (AS DEFINED BELOW) ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT (AS DEFINED BELOW) AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER.

     CLEARY GULL REILAND & MCDEVITT INC. ("CLEARY GULL"), THE COMPANY'S FINANCIAL ADVISOR, HAS DELIVERED TO THE BOARD OF DIRECTORS OF THE COMPANY ITS WRITTEN OPINION DATED JANUARY 20, 1997, TO THE EFFECT THAT THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES IN EACH OF THE OFFER AND THE MERGER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO SUCH HOLDERS AS OF THE DATE OF DELIVERY OF SUCH OPINION. SUCH OPINION IS SET FORTH IN FULL AS AN EXHIBIT TO THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH ACCOMPANIES THIS OFFER TO PURCHASE. CLEARY GULL HAS PREVIOUSLY PROVIDED INVESTMENT BANKING AND FINANCIAL ADVISORY SERVICES TO PARENT. SEE SECTION 11.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1) THAT NUMBER OF SHARES WHICH REPRESENTS AT LEAST FIFTY-FIVE PERCENT (55%) OF ALL OUTSTANDING SHARES AS OF THE DATE OF COMMENCEMENT OF THE OFFER (THE "MINIMUM TENDER CONDITION"). SEE SECTIONS 1 AND 15.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), the separate existence of the Purchaser (except as may be continued by operation of law) will cease, and the Company will continue as the surviving corporation following the Merger (the "Surviving Corporation"). At the Effective Time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent or any direct or indirect subsidiary of Parent (including the Purchaser) or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration").

     The Merger is subject to a number of conditions, including approval by stockholders of the Company, if such approval is required by applicable law. If the Minimum Tender Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be entitled to designate all of the members of the Company's Board of Directors and to effect the Merger without the affirmative vote of any other stockholder of the Company. In the event the Purchaser acquires 90% or more of the Shares pursuant to the Offer, the Purchaser would be able to effect the Merger pursuant to the short-form merger provisions of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. See Section 12.

     The Merger Agreement provides that, following the satisfaction or waiver of the conditions of the Offer, the Purchaser will accept for payment, in accordance with the terms of the Offer, all Shares validly tendered (and not previously withdrawn) pursuant to the Offer as promptly as practicable following the termination of the Offer, which is currently 12:00 Midnight, New York City time, on Monday, March 3, 1997. The Merger Agreement provides that the Purchaser may, under certain circumstances and from time to time, extend the period of time during which the Offer is open. Also at the Effective Time, each option and warrant to purchase Shares, whether or not then exercisable in accordance with its terms, will be converted into the right to receive, upon the surrender of the agreement evidencing such option or warrant and the delivery of an acknowledgment in accordance with the terms of the Merger Agreement, an amount in cash (net of applicable withholding) equal to the excess, if any, of the Offer Price over the exercise price per Share subject to such option or warrant, as the case may be, multiplied by the number of Shares previously subject to such option or warrant. See Section 13.

     The Purchaser and Parent have also entered into separate stockholder agreements (the "Stockholder Agreements") with (i) each executive officer and director of the Company who, in each case, beneficially owns Shares or options or warrants to purchase Shares and (ii) The William W. Stevens and Virda J. Stevens Trust, a stockholder of the Company (collectively, the "Stockholder Parties"), pursuant to which such Stockholder Parties have agreed to tender all Shares held by such Stockholder Parties into the Offer. Such Stockholder Parties presently hold 537,795 Shares, or approximately 9.8% of the outstanding Shares. In addition, Parent, the Company and Dewey F. Edmunds, the Company's current President and Chief Executive Officer, will enter into an employment agreement (the "Employment Agreement"), pursuant to which, subject to certain conditions, Mr. Edmunds will be employed as Vice President and General Manager of the Company following the purchase of Shares pursuant to the Offer. See Section 13.

     The Company has represented and warranted to Parent and the Purchaser that, as of January 27, 1997, there were 5,479,911 Shares issued and outstanding. Accordingly, approximately 3,013,951 Shares constitute fifty-five percent (55%) of the Shares outstanding as of the date of the commencement of the Offer.

     The Purchaser and Parent estimate that the total funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger and to pay all related costs and expenses will be approximately $12 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution or intercompany loan which will be made by Parent to the Purchaser. Parent plans to obtain funds for such capital contribution or intercompany loan from its available sources of cash, including its cash on hand, its revolving loan facility or short-term bank borrowings.

     Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger as they may affect stockholders are described in Section 5.

1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn. The term "Expiration Date" means 12:00 Midnight, New York City time, on March 3, 1997, unless the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Subject to the applicable regulations of the Securities and Exchange Commission (the "Commission"), the Purchaser also expressly reserves the right (subject to the provisions of the Merger Agreement), in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in Section 15 hereof shall have occurred or shall have been determined by the Purchaser to have occurred, to (i) extend the period of time during which the Offer is open, and thereby delay acceptance for payment, and payment for, Shares, by giving oral or written notice to the Depositary, and (ii) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary and by making a public announcement thereof. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer.

     If by 12:00 Midnight, New York City time, on Monday, March 3, 1997 (or any other date or time then set as the Expiration Date), any or all conditions of the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), upon the terms and subject to the conditions contained in the Merger Agreement and to the applicable rules and regulations of the Commission, to (i) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (iv) amend the Offer. Under the terms of the Merger Agreement, Parent may not, and will cause the Purchaser not to, without the prior written consent of the Company, decrease the Offer Price, or change the form of consideration payable, in the Offer, decrease the number of Shares sought in the Offer, change the conditions of the Offer from those contained in the Appendix to the Merger Agreement, impose additional conditions to the Offer, or amend any material term of the Offer in a manner adverse to the holders of Shares.

     Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including a waiver of the Minimum Tender Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Tender Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") and the other conditions set forth in
Section 15. Upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions. However, if the Purchaser waives or amends the Minimum Tender Condition during the last five business days during which the Offer is open, the Purchaser will be required to extend the Expiration Date so that the Offer will remain open for at least five business days after the announcement of such waiver or amendment is first published, sent or given to holders of Shares.

     The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR TENDERING SHARES.

     Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedure for book-entry transfer set forth below (and a "Book-Entry Confirmation" (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below.

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and, together, the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

     The method of delivery of Shares, the Letter of Transmittal and all other required documents is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of Shares (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) such Shares are tendered for the account of a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD"), or a commercial bank or trust company having an office or correspondent in the United States or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be issued to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

          (a) such tender is made by or through an Eligible Institution;

          (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary, as provided below, prior to the Expiration Date; and

          (c) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the New York Stock Exchange, Inc. (the "NYSE") is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares or other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders then or thereafter scheduled.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after April 1, 1997.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in
Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 3) promptly after the Expiration Date. Any determination concerning the satisfaction of such terms and conditions will be within the sole discretion of the Purchaser, subject to rules and regulations of the Commission, and such determination will be final and binding on all tendering stockholders. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer).

     Parent filed a Notification and Report Form with respect to the Offer under the HSR Act on January 29, 1997. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on February 13, 1997, unless early termination of the waiting period is granted. In addition, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from Parent. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day following the date of substantial compliance with such request. See Section 16 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or timely Book-Entry Confirmation of a transfer of such Shares as described in Section 2), (ii) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the purchase price of the Shares by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in
Section 2, such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     Sales of Shares pursuant to the Offer (and the receipt of the right to receive cash by stockholders of the Company pursuant to the Merger) will be taxable transactions for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local, foreign and other tax laws. For federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer (or to be received pursuant to the Merger) and the aggregate tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer (or canceled pursuant to the Merger). Under present law, gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer.

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering stockholder's holding period for the Shares exceeds one year. Under present law, long-term capital gains recognized by a tendering individual stockholder will generally be taxed at a maximum federal marginal tax rate of 28%, and long-term capital gains recognized by a tendering corporate stockholder will be taxed at a maximum federal marginal tax rate of 35%.

     A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

     The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code, such as non-U.S. persons, life insurance companies, tax-exempt organizations and financial institutions, and may not apply to a holder of Shares in light of its individual circumstances. Holders of Shares are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

     The Shares were traded on the Nasdaq National Market until December 5, 1996. Effective on December 5, 1996, the Shares were delisted from the Nasdaq National Market. Since being delisted from the Nasdaq National Market, the Shares have traded on the OTC Bulletin Board.

     The following table sets forth, for each of the indicated periods of the Company's fiscal years ended June 30, 1994, 1995 and 1996, the fiscal quarter ended September 30, 1996 and the second fiscal quarter through December 5, 1996, the high and low last reported sales prices per Share as reported on the Nasdaq National Market.

                                                                                SALES PRICE
                                                                            -------------------
                                                                            HIGH          LOW
                                                                            -----       -------
Fiscal 1994
  First Quarter..........................................................   $19 1/4     $11 3/4
  Second Quarter.........................................................    16 5/8      11 3/4
  Third Quarter..........................................................    16 3/8       8 7/8
  Fourth Quarter.........................................................    12 3/8       8 5/8
Fiscal 1995
  First Quarter..........................................................   $15 1/8     $ 7 1/6
  Second Quarter.........................................................     6 3/4       3 5/8
  Third Quarter..........................................................     5 1/4       3 5/8
  Fourth Quarter.........................................................     4 3/8       2 13/16
Fiscal 1996
  First Quarter..........................................................   $ 4 1/4     $ 1 7/8
  Second Quarter.........................................................     3           1 1/2
  Third Quarter..........................................................     2 7/8       1 15/16
  Fourth Quarter.........................................................     5 5/8       2
Fiscal Year 1997
  First Quarter..........................................................   $ 3 1/8     $ 1 1/2
  Second Quarter (through December 5, 1996)..............................     2 1/8       1 1/16

     From the time period beginning on December 6, 1996 and ending on January 30, 1997,the range of the high and low last reported sales prices per Share as reported on the OTC Bulletin Board has been $1 13/16 to $ 9/16. On December 23, 1996, the last full day of trading prior to the public announcement of the Letter of Intent (as defined below) between the Company and Parent, the closing per Share sales price on the OTC Bulletin Board was $1.00. On January 30, 1997, the last full trading day prior to commencement of the Offer, the closing per Share sales price on the OTC Bulletin Board was $1 13/16. Stockholders are urged to obtain a current quotation for their Shares.

     As reported by the Company, the Company has never paid any dividends on the Shares.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, NASDAQ STOCK QUOTATION AND EXCHANGE ACT REGISTRATION.

     The Shares were previously traded on the Nasdaq National Market. The Shares were delisted from the Nasdaq National Market on December 5, 1996 for failure to meet the capital and surplus requirements set forth in the marketplace rules of The Nasdaq Stock Market, Inc. Since being delisted from the Nasdaq National Market, the Shares have traded on the OTC Bulletin Board.

     Under the rules of The Nasdaq Stock Market, Inc., an issuer of securities which has been delisted may again become eligible for listing on The Nasdaq Stock Market ("Nasdaq") only if it satisfies the Nasdaq's quantitative designation criteria for initial inclusion, including the requirements that an issuer have capital and surplus of at least $2 million and have at least 100,000 publicly held shares with a market value of at least $1 million held by at least 300 stockholders. Shares held directly or indirectly by an officer or director of the Company, or by any beneficial owner of more than 10% of the shares, will not be considered as being publicly held for this purpose. There can be no assurance that the Company will in the future satisfy the requirement that the Company have capital and surplus of at least $2 million and again become eligible for listing on Nasdaq in the event that the Offer is not consummated.

     If the Offer is consummated, the Shares may not become eligible for listing on Nasdaq, depending upon the aggregate market value and the per share price of any Shares not purchased pursuant to the Offer, the number of publicly held Shares, the number of stockholders and other applicable standards for initial inclusion on Nasdaq. In such event, quotations might still continue to be available from the OTC Bulletin Board. The extent of the public market for the Shares and availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors.

     The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are not listed on a national securities exchange or Nasdaq and there are fewer than 300 holders of record of the Shares. According to the Company, as of January 28, 1997, there were approximately 620 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce substantially the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company. Furthermore, if the registration of the Shares under the Exchange Act were to be terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. It is the present intention of the Purchaser to seek to cause the Company to make an application for termination of registration of the Shares as soon as possible following the consummation of the Offer if the requirements for termination of registration are met.

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is a Delaware corporation with its principal executive offices at 2283 Cosmos Court, Carlsbad, California 92009. As reported by the Company, the Company's principal line of business is designing, developing, manufacturing and distributing intraoral cameras and computer imaging systems and related software exclusively to the dental marketplace.

     The Company has informed Parent that it has experienced severe financial difficulties which raised substantial doubts about its ability to continue as a going concern. In each of its last three fiscal years, the Company had net losses, totalling approximately $11.2 million, $11.9 million and $2.2 million in fiscal 1996, 1995 and 1994, respectively. For the fiscal quarter ended September 30, 1996, the Company reported a net loss of approximately $1.3 million. The Company has also informed Parent that it has experienced severe constraints on its liquidity, has been unable to obtain sufficient infusions of equity or debt capital either in a timely manner or on acceptable terms and has been delinquent on certain payments to its vendors under the terms of applicable vendor invoices and has suffered delays or interruptions in the receipt of needed components.

     Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the information contained in the Company's Form 10-K for the fiscal year ended June 30, 1996 and its Form 10-Q for the quarterly period ended September 30, 1996. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                           NEW IMAGE INDUSTRIES, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  THREE MONTHS ENDED
                                                     SEPTEMBER 30,            FISCAL YEAR ENDED
                                                      (UNAUDITED)                 JUNE 30,
                                                  -------------------       ---------------------
                                                   1996        1995           1996         1995
                                                  -------     -------       --------     --------
STATEMENT OF OPERATIONS DATA:
  Net revenues.................................   $ 6,193     $ 7,313       $ 37,144     $ 44,579
  Loss from operations.........................    (1,195)     (2,098)       (11,066)     (11,466)
  Net loss.....................................    (1,327)     (2,229)       (11,171)     (11,850)
  Net loss per share...........................     (0.24)      (0.41)         (2.05)       (2.19)

                                                     SEPTEMBER 30,
                                                      (UNAUDITED)                 JUNE 30,
                                                  -------------------       ---------------------
                                                   1996        1995           1996         1995
                                                  -------     -------       --------     --------
BALANCE SHEET DATA:
  Working capital (deficit)....................   $(3,392)    $ 2,041       $ (2,291)    $  4,202
  Total assets.................................    13,007      17,216         12,526       19,684
  Long-term debt...............................     1,201          85          1,216           97
  Total debt...................................     4,501       1,247          3,637        1,172
  Stockholders' equity (deficit)...............    (2,061)      5,516           (734)       7,788

     Available Information. The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, beneficial ownership of Shares, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and at 7 World Trade Center, 13th Floor, New York, New York 10048. The Commission maintains a site on the World Wide Web, and certain of the reports, proxy statements and other information filed by the Company with the Commission may be accessed electronically on the Web at http://www.sec.gov. In addition, paper copies of such reports should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser and Parent do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT.

     The Purchaser, a Delaware corporation and a wholly owned subsidiary of Parent, was organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal offices of the Purchaser are located at 570 West College Avenue, York, Pennsylvania 17405-0872. All outstanding shares of capital stock of the Purchaser are owned by Parent.

     Parent designs, develops, manufactures and markets products in two principal categories: dental consumable and laboratory products, and dental equipment. Dental consumable and laboratory products include artificial teeth, endodontic instruments and materials, impression materials, restorative materials, crown and bridge materials, prophylaxis paste, dental sealants and dental implants. Dental equipment includes dental x-ray systems, hand pieces, cutting instruments, and ultrasonic sealers and polishers. Parent is a Delaware corporation with its principal offices located at 570 West College Avenue, York, Pennsylvania 17405-0872.

     Set forth below is certain selected consolidated financial information with respect to Parent and its subsidiaries excerpted or derived from the information incorporated by reference in Parent's Annual Report on Form 10-K for the year ended December 31, 1995 and set forth in Parent's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996 and 1995. More comprehensive financial information is included in such reports and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                          DENTSPLY INTERNATIONAL INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           THREE MONTHS ENDED        NINE MONTHS ENDED
                             SEPTEMBER 30,             SEPTEMBER 30,
                              (UNAUDITED)               (UNAUDITED)               YEAR ENDED DECEMBER 31,
                          --------------------      --------------------      --------------------------------
                            1996        1995          1996        1995          1995        1994        1993
                          --------    --------      --------    --------      --------    --------    --------
STATEMENT OF INCOME DATA:
Net sales..............   $155,327    $137,330      $476,266    $410,313      $572,028    $524,758    $503,820
Gross profit...........     74,472      62,919       233,040     199,517       280,852     257,724     246,113
Operating income from
  continuing operations
  before discretionary
  ESOP contributions...     24,699      17,342        82,828      67,165       100,735      97,400      73,966
Net income.............     13,873       9,479        46,630      35,688        53,963(1)   61,998      14,052(2)
Net income per common
  share................        .52         .35          1.73        1.32          2.00        2.23         .57

                                                    SEPTEMBER 30,
                                                     (UNAUDITED)                     DECEMBER 31,
                                                 --------------------      --------------------------------
                                                   1996        1995          1995        1994        1993
                                                 --------    --------      --------    --------    --------
BALANCE SHEET DATA:
Working capital.............................     $121,462    $144,572      $122,706(3) $ 92,206(3) $ 82,779(3)
Total assets................................      665,867     579,830       588,253     466,930     466,787
Total long-term debt........................       95,976      90,104        68,675      12,789      95,356
Stockholders' equity........................      349,700     299,148       315,922     299,337     236,397

---------

(1) Includes certain unusual or non-recurring charges of approximately $3,100 (approximately $1,800 after tax).

(2) Includes certain unusual or non-recurring charges of approximately $21,800 (approximately $16,500 after tax) and an extraordinary charge of $14,018. The effect of these unusual or non-recurring charges on operating income from continuing operations before discretionary ESOP contributions was approximately $17,900.

(3) Excludes net assets of discontinued operations.

     Except as described in this Offer to Purchase, none of the Purchaser, Parent (together, the "Corporate Entities") or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I, or any affiliate or majority-owned subsidiary of the Corporate Entities nor any of the persons so listed, beneficially owns any equity security of the Company, and neither of the Corporate Entities nor, to the best knowledge of the Corporate Entities, any of the other persons referred to above, nor any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, (i) there have not been any contacts, transactions or negotiations between the Corporate Entities, any of their respective subsidiaries or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (ii) none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

     Except as described in this Offer to Purchase, during the last five years, none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I (a) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each of the directors and executive officers of the Purchaser and Parent are set forth in
Schedule I.

     Available Information. Parent is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, their beneficial ownership of Parent's securities, the principal holders of Parent's securities and any material interest of such persons in transactions with Parent is disclosed in proxy statements distributed to Parent's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission, and copies thereof should be obtainable from the Commission, in the same manner as set forth with respect to information concerning the Company in Section 8.

10. SOURCE AND AMOUNT OF FUNDS.

     The Purchaser and Parent estimate that the total amount of funds required to purchase all Shares validly tendered pursuant to the Offer, to consummate the Merger and to pay all related fees and expenses will be approximately $12 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution or intercompany loan which will be made by Parent to the Purchaser. Parent plans to obtain funds for such capital contribution or intercompany loan from its available sources of cash, including its cash on hand, its revolving loan facility or short-term bank borrowings. However, the Purchaser has not conditioned the Offer on obtaining financing.

11. CONTACTS WITH THE COMPANY; BACKGROUND OF THE OFFER.

     Parent designs, develops, manufactures and markets a broad range of products for the dental market, and distributes its dental products worldwide. As part of its business, Parent continually seeks to develop, either internally or through acquisitions, new products for the dental market.

     Executives of the Company approached Parent in September 1996 to inquire as to Parent's interest in a possible acquisition of the Company. Parent decided to pursue discussions with the Company in order to determine whether the Company's intraoral cameras and computer imaging systems and related software for the dental market would be a strategic fit for Parent's business.

     Parent had previously considered an acquisition of the Company in July 1994, at which time discussions had led to the execution of a letter of intent. Under that letter of intent, subject to certain conditions, including Parent's completion of a satisfactory due diligence investigation of the Company and the negotiation and execution of definitive agreements, Parent agreed to acquire the Company for a price of $16 3/8 per share in a cash transaction (the "Previous Proposal"). No definitive agreements were executed in connection with the Previous Proposal. In September 1994, Parent terminated the letter of intent relating to the Previous Proposal because issues identified in its due diligence investigation of the Company could not be resolved to Parent's satisfaction. Although Parent discussed with the Company the possibility of negotiating a transaction at a significantly lower price, the parties could not reach agreement, and all discussions with respect to the Previous Proposal terminated in September 1994.

     In a meeting held on September 30, 1996, executives of the Company informed Parent of the Company's operating losses since the end of the Company's fiscal 1994 and of the Company's financial difficulties and severe liquidity constraints. The parties also discussed the Company's business and explored whether Parent was willing to consider an acquisition of the Company. The parties met again in October 1996 and signed a Mutual Confidential Non-Disclosure Agreement dated October 8, 1996 (the "Mutual Confidential Non-Disclosure Agreement") preceding Parent's review of certain confidential information concerning the Company.

     Executives of Parent and the Company met again in November 1996 and discussed the deteriorating financial condition of the Company. Among other matters, the parties discussed the fact that the Company was in default under certain covenants in its senior credit agreement with Coast Business Credit, a division of Southern Pacific Thrift & Loan Association ("Coast"), and its subordinated credit agreement with Mercury Partners, LLC ("Mercury"), and did not have sufficient cash to meet its current obligations. At that time, Parent informed the Company that it would be prepared to consider acquiring the Company, subject to certain conditions, at a purchase price of $2.00 per share in cash, and, subject to reaching agreement with Coast and Mercury, to make funds available to the Company to enable the Company to continue operations. In December 1996, Mr. Edmunds, Chief Executive Officer and President of the Company, informed Parent that the Company's Board of Directors had authorized him to negotiate a letter of intent with Parent at the price Parent had proposed, and that the Company would require up to $3 million to continue operations in the period prior to consummation of a transaction.

     Representatives of Parent and the Company had a series of meetings and telephone conferences in December 1996 to negotiate a letter of intent and a credit arrangement. Representatives of Parent also met with representatives of Coast and Mercury to discuss the circumstances under which Coast and Mercury would be willing to forbear from exercising default remedies against the Company during the time period while Parent was completing a due diligence investigation of the Company and pending the consummation of an acquisition transaction. Such discussions included Parent's willingness to loan up to $3 million to the Company because the Company could not continue operations for any significant period of time without such funding.

     Following these meetings, on December 11, 1996, the Board of Directors of Parent approved in principle an acquisition transaction at $2.00 per share, subject to final approval by the Executive Committee of such Board, and also approved the Credit Agreement (as defined below). On December 24, 1996, Parent and the Company signed a letter of intent (the "Letter of Intent") pursuant to which Parent, subject to certain conditions, agreed to acquire the Company for $2.00 per share in a cash transaction. On the same date, Parent, the Company and Insight Imaging Systems, Inc., a wholly owned subsidiary of the Company ("Insight"), entered into a Credit Agreement (the "Credit Agreement"), and certain security agreements ancillary to the Credit Agreement, which provided for Parent to make available a line of credit of up to an aggregate principal amount of $3 million to the Company. Parent loaned the Company $2.5 million under the Credit Agreement on December 24, 1996; no further advances have been made since such date. Also on the same date, Coast purchased from Mercury the indebtedness owed to Mercury by the Company, and Coast agreed (as more fully described below) to forbear from exercising its default rights and remedies through the earlier of March 25, 1997 or the date on which the Letter of Intent terminates other than by execution of a definitive merger agreement.

     Representatives of Parent and the Company held meetings and telephone conferences in January 1997 to discuss the business and operations of the Company and to negotiate the terms of the Merger Agreement and the transactions contemplated thereby. During this time the Company's Board of Directors retained the investment banking firm of Cleary Gull to consider the fairness from a financial point of view of the Offer and the Merger. Cleary Gull has in the past provided financial and/or investment banking services to Parent and was Parent's financial advisor in connection with the Previous Proposal discussed above. Except for certain trading activities relating to Parent's securities, Cleary Gull has not rendered any financial advisory or investment banking services to Parent since the termination of discussions relating to the Previous Proposal in September 1994. In the ordinary course of its business, Cleary Gull may trade securities of Parent and the Company for its own account and for the account of its customers.

     A meeting of the Company's Board of Directors was held on January 20, 1997 at which Cleary Gull delivered its oral opinion (which it subsequently confirmed in writing) that as of the date thereof the consideration to be received by holders of Shares in each of the Offer and the Merger is fair to such holders from a financial point of view. The Board of Directors of the Company, by unanimous written consent dated January 27, 1997, determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that all holders of Shares tender their Shares pursuant to the Offer and determined to recommend that stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement if such approval is required by applicable law. On January 21, 1997, the Executive Committee of the Board of Directors of Parent and the Board of Directors of the Purchaser approved the Merger Agreement, the Offer and the transactions contemplated thereby.

     Following such approvals, the parties executed the Merger Agreement on January 27, 1997, and issued a press release announcing such execution on January 28, 1997.

     CREDIT AGREEMENT; SUBORDINATION AND INTERCREDITOR AGREEMENT; FORBEARANCE LETTER.

     The following summaries of the Credit Agreement, the Subordination and Intercreditor Agreement (as defined below) and the Forbearance Letter (as defined below) are qualified in their entirety by reference to the Credit Agreement, the Subordination and Intercreditor Agreement and Forbearance Letter, copies of which are filed as Exhibits (b)(1), (b)(2) and (b)(3), respectively, to the Schedule 14D-1. The Credit Agreement, the Subordination and Intercreditor Agreement and the Forbearance Letter should be read in their entirety for a more complete description of the matters summarized below.

     On December 24, 1996, the Company, Insight (together with the Company, "Borrower"), and Parent entered into the Credit Agreement pursuant to which, among other things, Parent agreed to make available to Borrower a line of credit (the "Line") of up to an aggregate principal amount of $3 million (the "Maximum Available Credit").

     Upon execution and delivery of the Credit Agreement, Parent made an advance to Borrower under the Line of $2.5 million to pay necessary and reasonable operating expenses required to keep Borrower operating as a going concern through the Termination Date (as defined below). Pursuant to the Credit Agreement, at any time and from time to time during the term of the Credit Agreement and until the Termination Date, Borrower may request an Advance (as defined in the Credit Agreement), and Parent will make such Advance upon the terms and subject to the conditions of the Credit Agreement if such Advance is to be used as set forth in the preceding sentence. Parent may also in its sole and absolute discretion make Advances to be used by Borrower for any other purpose related to the operation of Borrower's business. Since December 24, 1996, Parent has made no additional Advances, so that the aggregate amount loaned to the Company under the Credit Agreement is $2.5 million, and thus there is, as of the date of this Offer to Purchase, $0.5 million additional borrowing capacity available to Borrower under the Credit Agreement. Each outstanding Advance is, and each future Advance will be, evidenced by a note (the "Note"). All of Borrower's indebtedness under the Credit Agreement is subordinated to the extent provided in the Subordination and Intercreditor Agreement.

     Advances bear interest on the unpaid principal balance outstanding at any time at the floating interest rate of 4% per annum in excess of the prime rate of interest set forth in the Money Rates Section of The Wall Street Journal rounded up to the nearest one-eighth (the "Line Interest Rate") or such lesser rate permitted by applicable law if the Line Interest Rate would violate applicable law. Except as otherwise provided in the Credit Agreement, Borrower is obligated to pay in full all unpaid principal on the Line and all interest accrued but unpaid thereon on March 25, 1997.

     Pursuant to the Credit Agreement, Borrower granted to Parent a security interest and lien on the Collateral (as defined in the Credit Agreement), which includes, without limitation, all of Borrower's rights, title and interest in and to all of its personal property, rights, interests and privileges. In connection therewith, Borrower and Parent entered into certain security agreements.

     The Credit Agreement will terminate on the date (the "Termination Date") on which (a) there is an Event of Default (as defined below) with respect to which Parent has declared all principal and interest on the Note to be immediately due and payable or with respect to which all principal and interest is immediately due and payable without any declaration by Parent, or (b) the date of the earliest to occur of (i) the termination of the Letter of Intent other than by means of the execution and delivery of a definitive merger agreement as contemplated therein, (ii) the termination of the Merger Agreement other than by means of the consummation of the transactions contemplated therein or (iii) March 25, 1997.

     The Credit Agreement provides that the occurrence of any one or more of the following events will constitute an Event of Default under the Credit Agreement and the Note: (a) Borrower fails to pay as and when due any principal or interest under the Credit Agreement or under the Note, or uses the proceeds of Advances in violation of the terms thereof; (b) Borrower fails to observe or perform any obligation or any covenant to be observed or performed by it under the Credit Agreement or under the Note or in any other agreement between Parent and Borrower; (c) Borrower defaults after December 24, 1996 in the payment or performance of any material obligation or material indebtedness to another person whether then existing or thereafter incurred including, without limitation, any event of default as defined in the Coast Agreement (as defined below) that is not then subject to Coast's forbearance under the terms of the Forbearance Letter; (d) any material statement, certificate, report, representation or warranty made or furnished by Borrower in the Credit Agreement or in compliance with the provisions thereof proves to have been false or misleading in any material respect at the time when made, deemed made or furnished; (e) (i) any money judgment, writ or warrant of attachment or similar process involving an amount in excess of $50,000 is entered or filed against Borrower or any of its assets or properties and remains undischarged for a period of 30 days, or (ii) any judgment or order of any court or administrative agency awarding damages under the federal securities laws or in any action seeking reimbursement, indemnification or contribution with respect to payment of any such claim is filed against Borrower; (f) Borrower (i) applies for or consents to the appointment of a receiver, trustee or liquidator of itself or of its property, (ii) is unable, or admits in writing inability, to pay its debts as they mature, (iii) makes a general assignment for the benefit of creditors,
(iv) is adjudicated a bankrupt or insolvent, (v) files a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, (vi) takes corporate action for the purpose of effecting any of the foregoing, or (vii) has an order for relief entered against it in any proceeding under the United States Bankruptcy Code; (g) an order, judgment or decree is entered, without the application, approval or consent of Borrower, by any court of competent jurisdiction, approving a petition seeking reorganization of Borrower or appointing a receiver, trustee or liquidator of Borrower or of all or a substantial part of its assets, and such order, judgment or decree continues unstayed and in effect for any period of 30 consecutive days; (h) if
(i) subject to a proviso, any person or group within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder (other than Parent) acquires beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company (or other securities convertible into such securities) representing twenty percent (20%) of the combined voting power of all securities of the Company entitled to vote in the election of directors (hereinafter called a "Controlling Person"); or (ii) a majority of the Board of Directors of the Company ceases for any reason to consist of (A) individuals who on December 10, 1996 were serving as directors of the Company and (B) individuals who subsequently become members of the Board if such individuals' nomination for election or election to the Board is recommended or approved by a majority of the Board of Directors of the Company; (i) the Credit Agreement ceases for any reason to be in full force and effect or is declared to be null and void or unenforceable in whole or in part;
(j) there occurs any material adverse change in the business, properties, operations or condition (financial or otherwise) of Borrower; (k) other than Permitted Liens or Liens (as both such terms are defined in the Credit Agreement) in favor of Parent or Liens otherwise consented to in writing by Parent, any Lien or series of Liens is imposed against Borrower or any of the Collateral whether by operation of law or by consent except where the result of such Lien does not have a material adverse effect on the properties, operations, profits or condition (financial or otherwise) of Borrower; or (l) Borrower ceases to conduct its business substantially as it is conducted as of December 24, 1996, or Borrower changes the nature of its business.

     Concurrently with the execution of the Credit Agreement, Parent, Borrower and Coast entered into a Subordination and Intercreditor Agreement (the "Subordination and Intercreditor Agreement"), pursuant to which Parent and Borrower agreed, among other things, that the indebtedness of Borrower to Parent under the Credit Agreement and the Note is subordinated, and the payment thereof would be deferred if and when required pursuant to the terms thereof, to any and all rights, claims, demands, indebtedness, action or causes of action of any nature whatsoever that Coast might have against Borrower with respect to Borrower's indebtedness to Coast pursuant to (a) that certain Amended and Restated Loan Agreement, dated May 22, 1996, between Coast and Borrower (the "Coast Agreement") and (b) the loan documents assigned to Coast by Mercury on December 24, 1996 (the "Mercury Agreement"). In addition, Coast executed and delivered to Parent and Borrower a letter (the "Forbearance Letter"), dated as of December 24, 1996, in which Coast agreed to forbear from exercising any of its default rights and remedies in connection with the violation of any and all covenants of which Borrower may have been in breach as of the date of the Forbearance Letter under the Coast Agreement and the Mercury Agreement, and any and all covenants under the Coast Agreement and the Mercury Agreement that might occur subsequent to the date of the Forbearance Letter through the earlier of March 25, 1997 or the date on which the Letter of Intent terminates other than by execution of a definitive merger agreement as contemplated therein.

12. PURPOSE OF THE OFFER; SHORT FORM MERGER; PLANS FOR THE COMPANY; DISSENTERS' RIGHTS; GOING PRIVATE TRANSACTIONS.

     Purpose. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Following the Offer, the Purchaser and Parent intend to acquire any remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

     Vote Required to Approve Merger. The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors and generally by the holders of the Company's outstanding voting securities. The Board of Directors of the Company has approved the Offer and the Merger; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval by such stockholders if the short-form merger procedure described below is not available. Under the DGCL and pursuant to the Company's Bylaws, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Purchaser) is required to approve the Merger. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company. The Company would, however, be required to provide certain notice of the Merger to stockholders, as required by law. However, the DGCL also provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company.

     Plans for the Company. Except as set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued by the Company as the corporation surviving the Merger substantially as they are currently being conducted. The directors of the Purchaser will be the initial directors of the Surviving Corporation, and the officers of Purchaser and such other persons as are designated by Parent will be the initial officers of the Surviving Corporation. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and will take such actions or effect such changes as it deems desirable.

     Except as otherwise described in this Offer to Purchase, the Purchaser and Parent have no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company, such as a reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure or personnel.

     Dissenters' Rights. Holders of Shares do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration (as defined below).

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the terms of the Merger.

     A stockholder seeking to exercise dissenters' rights under Section 262 of the DGCL may not tender Shares in the Offer and will be further advised by the Company as to the steps necessary to exercise such rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     Going Private Transactions. The Merger would have to comply with any applicable federal law operative at the time of its consummation. Rule 13e-3 under the Exchange Act is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Merger and the consideration offered to minority shareholders be filed with the Commission and disclosed to minority shareholders prior to consummation of the Merger.

13. THE MERGER AGREEMENT; THE STOCKHOLDER AGREEMENTS; THE EMPLOYMENT AGREEMENT.

     MERGER AGREEMENT.

     The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (c)(1) to the Schedule 14D-1. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

     The Offer. Pursuant to the Merger Agreement, the Purchaser has made the Offer to purchase all the outstanding Shares at $2.00 per Share in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase. The Merger Agreement provides that the obligation of Purchaser to consummate the Offer is subject to the satisfaction of the Minimum Tender Condition and certain other conditions that are described in Section 15 hereof. The Merger Agreement provides that Parent and Purchaser will not, without the written consent of the Company, decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, change the conditions of the Offer from those contained in the Appendix thereto, impose additional conditions to the Offer, or amend any material term of the Offer in a manner adverse to the holders of Shares.

     The Merger. Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time the Purchaser will be merged with and into the Company, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation. Parent may elect at any time prior to the Merger to merge the Company with and into the Purchaser, in which event the parties agree to execute an appropriate amendment to the Merger Agreement to reflect the foregoing. The Certificate of Incorporation and Bylaws of the Purchaser will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended as provided therein or in the DGCL.

     Conversion of Shares; Stock Options and Warrants. At the Effective Time, each then outstanding Share (other than Shares owned by the Company, Parent, the Purchaser, any other Subsidiary of Parent or by stockholders who are entitled to and who properly exercise dissenters' rights under the DGCL) will be converted into the right to receive $2.00 in cash, without interest (the "Merger Consideration"). At the Effective Time, each option and each warrant, whether or not then exercisable in accordance with its terms, will be converted into the right to receive, upon the surrender of the agreement evidencing such stock option or warrant and upon the delivery of a stock option acknowledgment or warrant acknowledgment, in accordance with the terms of the Merger Agreement, an amount in cash (net of applicable withholding) equal to the excess, if any, of the Merger Consideration over the exercise price per share of the common stock of the Company subject to such stock option or warrant, as the case may be, multiplied by the number of shares previously subject to such stock option or warrant.

     Board Representation. The Merger Agreement provides that, upon the acceptance for payment of, and payment for, any Shares by Purchaser pursuant to the Offer which, when taken together with any Shares which Parent beneficially owns (as such term is defined under the Exchange Act), represent at least a majority of the then outstanding Shares, Purchaser will be entitled at such time to designate the directors on the Board of Directors of the Company, and the Company will, at such time, obtain resignations of all then-serving Directors and, prior to such resignations, cause Purchaser's designees to be elected to, and to constitute all of, the Board of Directors of the Company. The Merger Agreement provides that the Company agrees to cooperate in permitting the exercise by Purchaser of its rights set forth in this paragraph including, without limitation, (x) cooperating in satisfying the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and (y) amending, prior to the Expiration Date of the Offer, any provisions of the Bylaws or any agreement by which the Company is bound that could delay or hinder the ability of Purchaser or Parent to elect its designees to a majority of the directorships constituting the Board of Directors of the Company. The Merger Agreement provides that the Company will not take any action to delay or hinder such election.

     Directors' and Officers' Insurance Coverage. The Merger Agreement provides that, for six years after the earlier of (i) the date on which the designees of the Purchaser have been elected to the Board of Directors of the Company pursuant to the provisions set forth in the preceding paragraph and constitute all of the members thereof and (ii) the Effective Time, Parent and the Surviving Corporation will indemnify, defend and hold harmless the present officers, directors, employees and agents of the Company and its Subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel) and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Parent or the Surviving Corporation (which consent shall not be unreasonably withheld)) arising out of actions or omissions occurring at or prior to the Effective Time (including without limitation matters arising out of or pertaining to the transactions contemplated by the Merger Agreement) to the full extent permitted by the DGCL or the Company's Certificate of Incorporation or Bylaws as in effect on the date of the Merger Agreement, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of the claim to which such rights are applicable.

     The Merger Agreement provides that, for two years after the Effective Time, Parent and the Surviving Corporation will (i) maintain the current policies of officers' and directors' liability insurance in respect of acts or omissions (including without limitation matters arising out of or pertaining to the transactions contemplated by the Merger Agreement) occurring at or prior to the Effective Time covering each person who is an officer or director of the Company on the date of the Merger Agreement and who is currently covered by the Company's officers' and directors' liability insurance policy, or (ii) substitute policies providing substantially similar coverage containing terms and conditions that, taken together, are not materially less advantageous, and provided that such substitution does not result in gaps or lapses in coverage.

     The Merger Agreement provides that Parent and the Surviving Corporation will pay all expenses (including attorneys' fees) that may be incurred by any Indemnified Party or person having rights to coverage pursuant to the provisions set forth under this caption "Directors' and Officers' Insurance Coverage" (collectively, "Covered Persons") in enforcing the obligations of Parent and the Surviving Corporation provided for therein, provided that no such expenses will be payable if such Indemnified Party or person is found, in or as a result of such enforcement action, not to have the rights to coverage claimed by such Indemnified Party or person. The Merger Agreement provides for equitable remedies including without limitation the right to specific performance for any breach of the obligations under the indemnification provisions.

     The Merger Agreement provides that the rights set forth under this caption "Directors' and Officers' Insurance Coverage" are contingent upon the occurrence of, and shall survive the consummation of, the Offer, are intended to benefit the Company, the Surviving Corporation and each Covered Person, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by each Covered Person, each of whom shall be a third party beneficiary of these provisions.

     Benefit Plans and Certain Contracts. Pursuant to the Merger Agreement, Parent agreed to cause the Surviving Corporation to pay, in accordance with their terms as in effect on the date of the Merger Agreement, all amounts due and payable under the terms of all written employment contracts, agreements, plans, policies and written commitments of the Company and its subsidiaries (the "Subsidiaries") with or with respect to its current employees, officers and directors as such contracts, agreements, plans, policies and written commitments are described in the disclosure schedule to the Merger Agreement. For at least two years following the Effective Time, each employee of the Company and its Subsidiaries (while such person remains an employee of the Company and its Subsidiaries) shall be entitled to participate in all benefit plans maintained or sponsored by the Company or in benefit plans providing substantially similar benefits. Upon or prior to the consummation of the Offer, Parent and the Company will enter into the Employment Agreement with Mr. Edmunds.

     Stockholders' Meeting. The Merger Agreement provides that if the approval of the Merger by the Company's stockholders (the "Company Stockholder Approval") is required by law, the Company will, at Parent's request, as soon as practicable following acceptance for payment of and payment for Shares, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders' Meeting") for the purpose of obtaining such Company Stockholder Approval. The Merger Agreement provides that the Company will, through its Board of Directors, recommend to its stockholders that such Company Stockholder Approval be given. Notwithstanding the foregoing, the Merger Agreement provides that if Parent, Purchaser or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares, the parties will, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Stockholders' Meeting in accordance with Section 253 of the DGCL. The Merger Agreement provides that, without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this paragraph shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any

"Acquisition Proposal" (as defined below) that is not a "Superior Acquisition Proposal" (as defined below) or (ii) the withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of the Offer, the Merger Agreement or the Merger. The Merger Agreement provides that Parent agrees to cause all Shares purchased pursuant to the Offer and all other Shares owned by Purchaser or any other subsidiary of Parent to be voted in favor of the Merger.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger is subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Merger Agreement has been approved and adopted by the requisite vote of the stockholders of the Company; (b) no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary injunction or other order or legal restraint or prohibition preventing the consummation of the Merger has been issued by any federal, state or local government or any court, administrative or regulatory agency, domestic or foreign (a "Governmental Entity"); and (c) all authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Merger and the transactions contemplated by the Merger Agreement have been filed, occurred or been obtained and shall be in effect at the Effective Time. The obligation of the Company to effect the Merger is also subject to the condition that each of Parent and the Purchaser have made the Offer and have consummated the Offer in accordance with its terms.

     Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser relating to the Company and its Subsidiaries, including, among other things, with respect to: organization and qualification, capitalization, authority relative to the Merger Agreement, filings with the Commission, the absence of undisclosed liabilities, the absence of certain changes or events, litigation, the absence of changes in benefit plans, compliance with the Employee Retirement Income Security Act of 1974, as amended, payment of taxes, the absence of "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code, information supplied to Parent and the Purchaser, compliance with applicable laws, the applicability of state takeover statutes, brokers, contracts, title to properties, labor matters, insurance, intellectual property matters, the absence of certain payments, certain suppliers and customers and certain regulatory matters.

     Parent has made representations and warranties to the Company with respect to organization and qualification, authority relative to the Merger Agreement, the availability of funds to consummate the Offer and the Merger, ownership of Company securities, information supplied, capitalization and its relationship with Cleary Gull, including the fact that it has not engaged Cleary Gull to provide investment banking or financial advisory services since January 1995.

     Conduct of Business by the Company. The Merger Agreement provides that, prior to the Effective Time, unless expressly contemplated by the Merger Agreement, (a) the Company and its Subsidiaries will conduct business only in the ordinary course and consistent with past practice; (b) the Company will not, and will not permit any of its Subsidiaries to: (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its Subsidiaries; (ii) amend its Certificate of Incorporation or Bylaws; or (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or redeem or otherwise acquire any shares of its capital stock; (c) the Company will not, and will cause each of its Subsidiaries not to: (i) authorize for issuance, issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of stock options, warrants, convertible securities, commitments, subscriptions, rights to purchase or otherwise), except for unissued Shares reserved for issuance upon the exercise of stock options or warrants outstanding on the date of the Merger Agreement in accordance with their existing terms; (ii) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any fixed or other substantial assets; (iii) incur, assume or prepay any indebtedness for borrowed money or any other material liabilities, except accounts payable incurred in the ordinary course of business consistent with past practice, or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any of its Subsidiaries; (iv) assume, endorse (other than in the ordinary course of business consistent with past practices), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person; (v) make any loans, advances or capital contributions to, or investments in, any other person or otherwise enter into any material contract other than in the ordinary course of business and consistent with past practices; (vi) make any loans to employees, other than travel advances in the ordinary course of business; (vii) fail to maintain adequate insurance consistent with past practices for its business and properties; (viii) undertake, make or commit to undertake or make any capital expenditures in an amount greater than $10,000 per individual capital expenditure and no more than $25,000 per month in the aggregate (on a combined basis for the Company and the Subsidiaries); or (ix) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; (d) the Company will use its reasonable efforts consistent with past practice to preserve intact the business organization of the Company and its Subsidiaries, keep available the services of its and their present officers and employees, and preserve its existing relationships with customers, suppliers and others with which it and its respective Subsidiaries have business dealings; (e) the Company will not, and will cause its Subsidiaries not to, (i) enter into any new agreements or amend or modify any existing agreements with any of its respective officers, directors or employees or with any "disqualified individuals" (as defined in Section 280G(c) of the Code), (ii) grant any increases in the compensation of its respective directors, officers and employees or any "disqualified individuals" (as defined in Section 280G(c) of the Code) other than (A) pursuant to written agreements in effect at the date of the Merger Agreement, or (B) increases in the ordinary course of business and consistent with past practice to persons who are not directors or corporate officers of or "disqualified individuals" with respect to the Company or any Subsidiary, (iii) enter into, adopt, amend or terminate, or grant any new benefit not presently provided for under, any employee benefit plan or arrangement, except as required by law or to maintain the tax qualified status of the plan; provided, however, that the Company or its Subsidiaries may terminate, to the extent permitted by applicable law, any benefit or any employee benefit plan or arrangement, or (iv) take any action with respect to the grant of any severance or termination pay other than in the ordinary course of business and consistent with past practice and pursuant to policies in effect on the date of the Merger Agreement; (f) the Company will not, and will not permit any Subsidiary to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than equipment, inventory and supplies in the ordinary course of business); (g) the Company will not, and will not permit any of its Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its material assets; (h) the Company will take all actions reasonably necessary so that the conditions set forth in the Appendix to the Merger Agreement which require actions to be performed by the Company are satisfied on a timely basis, except as contemplated by the Merger Agreement; (i) unless the Company receives a Superior Acquisition Proposal, the Company will not call any meeting of its stockholders to be held prior to March 25, 1997 other than as required by the Merger Agreement; (j) the Company shall not, and shall not permit any Subsidiary to, make any tax election or settle (except to settle reserved amounts for less than the amount so reserved) or compromise any income tax liability; (k) the Company and each Subsidiary will make timely payments, in accordance with the terms applicable thereto, of all currently due liabilities for borrowed money; (l) the Company will not, and will not permit any Subsidiary to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the SEC Documents (as defined in the Merger Agreement); (m) the Company will not, and will not permit any Subsidiary to, modify, amend or terminate any material contract, lease of real property or of a material amount of assets, or agreement relating to indebtedness or the extension of credit, or waive, release or assign any rights or claims thereunder; and (n) the Company will maintain in full force and effect its current policies of directors' and officers' liability insurance covering all persons who are presently covered by such policies.

     Actions by Parent and the Purchaser Pending the Merger. The Merger Agreement provides that none of the provisions contained in the preceding paragraph will prohibit Parent or the Purchaser (or any of their respective subsidiaries), during the period between the payment for Shares pursuant to the Offer and the

Effective Time, from taking or causing to be taken any action with respect to the business of the Company and its Subsidiaries that Parent or the Purchaser (or any of their respective subsidiaries) would legally be permitted to take or cause to be taken with respect to a majority owned subsidiary of Parent or the Purchaser (or any of their respective subsidiaries), provided that Parent will not take any action in violation of the terms of the Merger Agreement that would cause Parent's obligations to effect the Merger hereunder to not be satisfied and provided further that any such action taken by or at the direction of Parent or the Purchaser (or any of their respective subsidiaries) will not cause a breach by the Company of any of the provisions of the preceding paragraph.

     Exclusive Dealing. The Merger Agreement provides that neither the Company nor any of its Subsidiaries, officers, directors, or the directors and officers of its Subsidiaries, nor any of its other affiliates (each, an "Affiliate") will, and the Company will cause its and its respective Affiliates' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by the Company or any of its Affiliates and any individual member or employee of the foregoing) (each, an "Agent") not to: (i) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or any equity securities of, the Company or any of its Subsidiaries, except for the transactions contemplated by the Merger Agreement (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"); or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal; or (iii) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal; provided, however, that the Company may, if it receives an Acquisition Proposal which was not directly or indirectly initiated, solicited or otherwise sought by the Company or by any of its Affiliates or its or their respective Agents, and which is a Superior Acquisition Proposal, respond to such Superior Acquisition Proposal by engaging in negotiations with respect thereto and providing nonpublic information concerning the Company to the person making such Superior Acquisition Proposal, provided that such person has entered into a written confidentiality agreement on terms no more favorable to such person than the Mutual Confidential Non-Disclosure Agreement is to Parent, and provided further that the Company has received a written opinion of its outside counsel that such response is required in order to satisfy the fiduciary duties imposed under applicable law on its Board of Directors. The Company will take the necessary steps to inform the individuals and entities referred to in the first sentence hereof of the obligations undertaken in this paragraph.

     The Merger Agreement provides that, unless it has theretofore been terminated pursuant to clause (f) under the caption "Termination," neither the Board of Directors of the Company nor any committee thereof will (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by such Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal. The Merger Agreement provides that, notwithstanding the foregoing, in the event the Board of Directors of the Company receives an Acquisition Proposal that constitutes a Superior Acquisition Proposal, the Board of Directors may (subject to the limitations contained in this paragraph) withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend any such Superior Acquisition Proposal, enter into an agreement with respect to any such Superior Acquisition Proposal or terminate this Agreement in each case at any time after 48 hours following Parent's receipt of written notice (a "Notice of Superior Acquisition Proposal") advising Parent that the Board of Directors has received a Superior Acquisition Proposal, specifying the material terms and conditions of such Superior Acquisition Proposal and identifying the person making such Superior Acquisition Proposal. For purposes of the Merger Agreement, a "Superior Acquisition Proposal" means an Acquisition Proposal received by the Company without violation of the provisions contained in the preceding paragraph, having terms which the Board of Directors of the Company determines, in the exercise of its fiduciary duties, after consultation with outside counsel, and upon the written opinion of its outside financial advisor, to be more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger.

     The Merger Agreement provides that, in addition to the obligations of the Company set forth in the preceding paragraph, the Company will promptly advise Parent orally and in writing of any request for nonpublic information relating to the Company or by any person that, to the Company's knowledge, may be considering making, or has made, an Acquisition Proposal or the receipt of any Acquisition Proposal, or any inquiry with respect to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. The Company will keep Parent fully informed of the status and details of any such request, Acquisition Proposal or inquiry.

     Fees and Expenses. Except as provided below, the Merger Agreement provides that, whether or not the Offer and/or the Merger are consummated, each of the Company and Parent will separately bear its own expenses, including the fees and disbursements of counsel, investment bankers and accountants, incurred in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement also provides that if the Company or any affiliate or agent of the Company fails to fulfill its obligations described above under the caption "Exclusive Dealing," or enters into an agreement which contemplates the sale of all or any material portion of the assets of, or any equity interest in, the Company to a third party, or the parties to the Stockholder Agreements or any of them enters into an agreement which contemplates such a transaction, then, in any such case, the Company will promptly reimburse Parent for all its out-of-pocket expenses incurred in connection with the Offer, the Merger, the Merger Agreement, the Stockholder Agreements or any transactions contemplated by the Merger Agreement or the Stockholder Agreements.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after any approval by the stockholders of the Company:

     (a) by mutual written consent of the Boards of Directors of Parent and the Company;

     (b) by Parent, if (i) neither Parent nor any subsidiary of Parent has accepted for payment any Shares pursuant to the Offer by the sixtieth day following commencement of the Offer and such failure is not in breach of the Offer or the Merger Agreement, or (ii) Parent has properly terminated the Offer in accordance with its terms; provided that Parent may not terminate the Merger Agreement pursuant to this provision if (A) the failure of Parent or the Purchaser to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the circumstances described in clause (i), or (B) in the case of clause (ii), Parent or the Purchaser has not exercised such right by the close of business on or before the fifth business day following the termination of the Offer in accordance with its terms;

     (c) by Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer, if there has been any material breach of a material obligation of the Company hereunder and such breach has not been remedied within five days after receipt by the Company of notice in writing from Parent or the Purchaser specifying such breach and requesting that it be remedied;

     (d) by the Company prior to the purchase of Shares pursuant to the Offer, if there has been any material breach of a material obligation of Parent or the Purchaser hereunder and such breach has not been remedied within five days after receipt by Parent or the Purchaser, as the case may be, of notice in writing from the Company specifying such breach and requesting that it be remedied;

     (e) by the Company, if (i) the Offer has not been commenced on or before the fifth business day after the announcement to the public of the execution of the Merger Agreement, (ii) the Offer is terminated without the purchase of any Shares and such termination is in breach of the Offer or the Merger Agreement, or (iii) Parent or the Purchaser has failed to pay or to cause another entity to pay for Shares duly and properly tendered in the Offer within 10 business days following expiration of the Offer, provided that the Company may not terminate the Merger Agreement pursuant to this provision if the failure of the Company to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the circumstances described in clauses (i), (ii) or (iii) above;

     (f) by the Company or by Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer, if a Superior Acquisition Proposal is received and the Board of Directors of the Company withdraws or modifies its recommendation of the Offer or recommends to the stockholders of the Company that such stockholders tender their Shares into, or vote in favor of, such Superior Acquisition Proposal, provided that such termination shall not affect the Company's obligations to pay the expenses of Parent and the Purchaser set forth above in the second paragraph under the caption "Fees and Expenses;" or

     (g) by the Company or by Parent and the Purchaser if there is any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent, the Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree becomes final and nonappealable.

     The Merger Agreement provides that in the event of termination of the Merger Agreement prior to the Purchase of Shares, the Merger Agreement will forthwith become void and of no effect, and there will be no liability on the part of Parent, the Purchaser or the Company, except as set forth in the second paragraph under "Fees and Expenses" or as otherwise expressly provided in the Merger Agreement, and (b) nothing in the Merger Agreement will relieve any party from liability for any willful or grossly negligent breach of any representation or warranty or any breach prior to such termination of any covenant or agreement contained herein.

     Entire Agreement. The Merger Agreement provides that the Merger Agreement (including the Appendix thereto and the documents and instruments referred to therein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter thereof, provided, however, that (i) Paragraph 5 of the Letter of Intent, (ii) the Credit Agreement, (iii) the Subordination and Intercreditor Agreement, and (iv) the Mutual Confidential Non-Disclosure Agreement will remain in effect in accordance with their terms.

     Amendment. The Merger Agreement provides that it may not be amended except by an instrument in writing signed on behalf of each of the parties, and provided that any amendment effected after obtaining the Company Stockholder Approval may be subject to further approval of the Company's stockholders if required by the DGCL.

     STOCKHOLDER AGREEMENTS.

     The following summary of the Stockholder Agreements is qualified in its entirety by reference to the Stockholder Agreements, copies of which are filed as Exhibits (c)(2) through (c)(14) to the Schedule 14D-1. The Stockholder Agreements should be read in their entirety for a more complete description of the matters summarized below.

     Tender of Shares. In connection with the execution of the Merger Agreement, Parent and the Purchaser entered into Stockholder Agreements with the Stockholder Parties. Upon the terms and subject to the conditions of such agreements, each Stockholder Party agreed to validly tender (or cause the record holder of such Shares to validly tender) and not withdraw, pursuant to and in accordance with the terms of the Offer, the number of Shares owned beneficially by such Stockholder Party and any Shares acquired by such Stockholder Party in any capacity after the date of the respective Stockholder Agreement. The Stockholder Parties currently own a total of 537,795 Shares, representing approximately 9.8% of the outstanding Shares as of January 27, 1997. Each Stockholder Party also consented to the treatment of the stock options and the warrants held by such party as described under "The Merger Agreement--Conversion of Shares; Stock Options and Warrants" above.

     Provisions Concerning Shares. Each Stockholder Party has agreed that during the period commencing on the date of such party's Stockholder Agreement and continuing until the termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's stockholders or in connection with any written consent of the Company's stockholders, such Stockholder Party will vote (or cause to be voted) the Shares held of record or beneficially owned by such party: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and such Stockholder Agreement and any actions required in furtherance thereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify such Stockholder Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions of the Offer or of the Merger not being fulfilled. The Stockholder Agreements also provide that, notwithstanding anything therein to the contrary, each Stockholder Party, in his or her capacity as a director and/or officer of the Company, as the case may be, and in accordance with the Merger Agreement, may exercise his or her fiduciary duties with respect to the Company. Each Stockholder Party also agreed, among other things, not to transfer such party's Shares and, in such party's capacity as a stockholder of the Company, not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal.

     EMPLOYMENT AGREEMENT.

     The following summary of the Employment Agreement is qualified in its entirety by reference to the form of Employment Agreement, a copy of which is filed as Exhibit (c)(15) to the Schedule 14D-1. The Employment Agreement should be read in its entirety for a more complete description of the matters summarized below.

     Upon or prior to consummation of the Offer, Parent, the Company and Mr. Edmunds will enter into the Employment Agreement, pursuant to which Mr. Edmunds will be employed as Vice President and General Manager of the Company or any entity (including a division of Parent) that succeeds to all or any substantial part of the business and operations of the Company for a term commencing on the effective date of the Employment Agreement and expiring on February 28, 1999 (the "Term"), unless sooner terminated as described below. Thereafter Mr. Edmunds will become an at-will employee of the Company.

     Pursuant to the Employment Agreement, Mr. Edmunds will (i) receive an initial base salary of not less than $180,000, or such larger amount as may from time to time be fixed by Parent, (ii) be entitled to bonus compensation that is comparable (in the manner in which it is determined and with respect to the timing of payment) to that of Parent's domestic executive employees who perform duties and have responsibilities comparable to those of Mr. Edmunds, (iii) be entitled to participate in all plans and other benefits made available by Parent generally to its domestic executive employees who perform duties and have responsibilities comparable to those of Mr. Edmunds and (iv) be eligible to participate in Parent's 1993 Stock Option Plan. Parent's management will recommend to the Compensation Committee of Parent's Board of Directors that Mr. Edmunds be granted options under such plan in an amount that is determined in a manner comparable to the manner in which option grants are determined for Parent's domestic executive employees who perform duties and have responsibilities comparable to those of Mr. Edmunds.

     The Employment Agreement provides that, upon termination of Mr. Edmunds' employment for any reason, he will be entitled to receive the compensation accrued and unpaid as of the date of his termination, including his pro rata share of any bonus or other incentive payment to which he is otherwise entitled that becomes payable with respect to the year in which termination of employment occurred.

     The Employment Agreement provides that Mr. Edmunds may terminate the Employment Agreement at any time after the occurrence of certain events specified therein (any such event, "Good Reason"). If the Employment Agreement is terminated by Mr. Edmunds for "Good Reason" or by the Company for certain reasons specified in the Employment Agreement, the Company will continue to pay compensation and provide benefits for a period beginning on the date of the termination notice and ending on the later of the second anniversary of such date or February 28, 1999. Neither the Company nor Parent will be obligated to continue to pay such compensation or provide benefits if Mr. Edmunds' employment is terminated because of gross negligence or significant willful misconduct.

     If at any time during the Term after a Change of Control (as defined in the Employment Agreement) Mr. Edmunds terminates his employment for Good Reason, or Parent or the Company terminates or gives written notice of termination, then in lieu of any periodic payments to which he is otherwise entitled, Mr. Edmunds will receive, at his election, within five business days of such termination, the present value of such periodic payments.

14. DIVIDENDS AND DISTRIBUTIONS.

     Pursuant to the Merger Agreement, the Company has agreed that, from the date of the Merger Agreement until the Effective Time, it will not, and will not permit any of its Subsidiaries to, split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or redeem or otherwise acquire any shares of its capital stock. In addition, the Company has agreed that, for such period, it will not, and will cause its Subsidiaries not to, authorize for issuance, issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock, of any class, except for unissued Shares reserved for issuance upon the exercise of stock options or warrants outstanding on the date of the Merger Agreement in accordance with their existing terms.

15. CERTAIN CONDITIONS OF THE OFFER.

     The Merger Agreement provides that, notwithstanding any other term of the Offer or the Merger Agreement, Parent or the Purchaser shall not be required to accept for payment or to pay for any Shares tendered pursuant to the Offer, and may terminate or, subject to the provisions of the Merger Agreement, amend the Offer and may postpone the acceptance for payment of Shares pursuant thereto, unless (a) the Minimum Tender Condition has been met and, (b) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated (the "HSR Condition"), provided, however, that prior to March 25, 1997, Parent will not terminate the Offer by reason of the nonsatisfaction of the HSR Condition and, if the HSR Condition is the only condition that is not satisfied upon the expiration of the Offer, Parent shall cause the Offer to be extended to March 24, 1997.

     The Merger Agreement also provides that, notwithstanding any other term of the Offer or the Merger Agreement, Parent or the Purchaser will not be required to accept for payment or to pay for any Shares tendered pursuant to the Offer, and may terminate or, subject to the provisions of the Merger Agreement, amend the Offer and may postpone the acceptance for payment of Shares pursuant thereto if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

     (a) any statute, rule, regulation or order has been proposed, enacted, entered or deemed applicable to the Offer or the Merger (i) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Merger Agreement illegal, or resulting in a material delay in the ability of Parent to accept for payment or pay for some or all of the Shares, or to consummate the Offer or Merger or seeking to obtain from the Company, Parent or the Purchaser any damages that would have a Material Adverse Effect on the Company or Parent, (ii) imposing material limitations on the ability of Parent or the Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares acquired by it, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, (iii) which would require Parent or any direct or indirect subsidiary of Parent to dispose of or hold separate any of the Shares or all or any material portion of the assets or business of the Company and its Subsidiaries, or (iv) prohibit or limit the ability of Parent or any direct or indirect subsidiary of Parent to own, control or operate the Company or any of its Subsidiaries or all or any material portion of the businesses, operations or assets of the Company and its Subsidiaries, where such prohibition or limitation would have a Material Adverse Effect on the Company; or

     (b) any governmental or regulatory action or proceeding by or before any Governmental Entity is instituted or pending, which would reasonably be expected to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

     (c) the Company has not complied with its agreements and covenants in the Merger Agreement, or any of its representations and warranties in the Merger Agreement, when made or at and as of any time thereafter, are inaccurate or incomplete, except (i) where such failure so to comply or such inaccuracy or incompleteness would not reasonably be expected to have a Material Adverse Effect on the Company, (ii) for changes specifically permitted by the Merger Agreement or (iii) those representations and warranties that address matters only as of a particular day must be accurate and complete as of such date; or

     (d) there has occurred an event of default set forth in the Coast Agreement, as to which event of default Coast has not given a written waiver or is not required to forbear under the terms of the Forbearance Letter; or

     (e) the Company commences a case under any chapter of Title XI of the United States Code or any similar law or regulation; or a petition under any chapter of Title XI of the United States Code or any similar law or regulation is filed against the Company which is not dismissed within five business days; or the Company applies for or consents to the appointment of a receiver, trustee or liquidator of itself or of its property; or the Company makes a general assignment for the benefit of creditors; or an order, judgment or decree is entered, without the application, approval or consent of the Company by any court of competent jurisdiction, approving a petition seeking a reorganization of the Company or appointing a receiver, trustee or liquidator of the Company or of all or a substantial part of its assets, and such order, judgment or decree continues unstayed for a period of five business days; or the Company takes corporate action for the purpose of effecting any of the foregoing; or

     (f) there has occurred (i) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (ii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iii) any limitation by any governmental authority on the extension of credit by banks or other financial institutions, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

     (g) the Merger Agreement has been terminated in accordance with its terms;

which, in Parent's sole discretion, in any such case regardless of the circumstances giving rise to any such conditions, makes it inadvisable to proceed with such acceptance for payment or payment or makes it advisable to terminate or amend the Offer.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions or may be waived by Parent or the Purchaser in whole or in part, at any time and from time to time in their sole discretion. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or the Purchaser concerning any events described in the above conditions shall be final and binding on all parties.

16. CERTAIN LEGAL MATTERS.

     Except as described in this Section 16, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company, neither the Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its Subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any Governmental Entity that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein other than pursuant to the HSR Act. Should any such approval or other action be required, the Purchaser and Parent currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." While, except as otherwise expressly described in this
Section 16, the Purchaser does not currently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 15 "Certain Conditions of the Offer."

     State Takeover Laws. A number of states have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that a state may constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     Section 203 of the DGCL limits the ability of certain Delaware corporations to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on The Nasdaq Stock Market or (iii) held of record by more than 2,000 stockholders. In addition, the Company's Board of Directors has approved the Merger Agreement, the Stockholder Agreements and the Purchaser's acquisition of Shares pursuant to the Offer. Therefore, Section 203 of the DGCL is inapplicable to the Merger.

     Based on representations and warranties of the Company, the Purchaser does not believe that any state takeover statutes purport to apply to the Offer or the Merger. Neither the Purchaser nor Parent has currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Parent made such filing on January 29, 1997. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the tenth calendar day following the date of substantial compliance with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. Complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its Subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

17. FEES AND EXPENSES.

     Robert W. Baird & Co. Incorporated ("Baird") is acting as Dealer Manager in connection with the Offer. Parent has agreed to pay Baird as compensation for all such services a total of $90,000. In addition, Parent has agreed (i) to reimburse Baird for its out-of-pocket expenses, including the reasonable fees and expenses of its counsel, in connection with the Offer, and (ii) to indemnify Baird and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws.

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent and Harris Trust and Savings Bank to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

18. MISCELLANEOUS.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, "blue sky" or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser and Parent have filed with the Commission a Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission a Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 (except that they will not be available at the regional offices of the Commission).

                                     IMAGE ACQUISITION CORP.

January 31, 1997

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER. The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent and the Purchaser. Unless otherwise indicated, positions held shown in the following table are positions with Parent. Positions held with the Purchaser are shown in italics. Each such person is a citizen of the United States of America.

NAME AND TITLE                BUSINESS ADDRESS              PRINCIPAL OCCUPATION AND DIRECTORSHIPS
---------------------------   ---------------------------   -----------------------------------------
Leslie A. Jones               c/o Parent                    Mr. Jones was appointed Chairman of the
Chairman of the Board         570 West College Avenue       Board of Parent in May 1996. Mr. Jones
of Parent                     York, PA 17405-0872           has served as a director of Parent since
                                                            the June 11, 1993 merger (the "Merger")
                                                            of Dentsply International Inc. ("Old
                                                            Dentsply") and GENDEX Corporation
                                                            ("Gendex"), of which Parent is the
                                                            surviving corporation. Prior thereto he
                                                            served as a director of Old Dentsply. Mr.
                                                            Jones has been Chairman and a director of
                                                            OBOS Inc., a manufacturer of
                                                            communication devices, since August 1993.
                                                            From 1992 until August 1993 he was a
                                                            private investor. From January 1991 to
                                                            January 1992, he was a Senior Vice
                                                            President and Special Assistant to the
                                                            President of Old Dentsply.

John C. Miles II              c/o Parent                    Mr. Miles was named Chief Executive
Vice Chairman of the Board,   570 West College Avenue       Officer of Parent on January 1, 1996 and
Chief Executive Officer and   York, PA 17405-0872           Vice Chairman of the Board on December
Director of Parent;                                         11, 1996. From the Merger until December
President and Director of                                   31, 1995, Mr. Miles served as President
the Purchaser                                               and Chief Operating Officer of Parent.
                                                            Mr. Miles has served as a director of
                                                            Parent since the Merger. Prior to the
                                                            Merger, Mr. Miles served as President and
                                                            Chief Operating Officer and a director of
                                                            Old Dentsply commencing in January 1990.

Burton C. Borgelt             c/o Parent                    Mr. Borgelt served as Chief Executive
Director of Parent            570 West College Avenue       Officer of Parent from February 8, 1995
                              York, PA 17405-0872           until December 31, 1995 and as Chairman
                                                            of the Board of Parent from June 1993
                                                            until May 1996. Mr. Borgelt has served as
                                                            a director of Parent since the Merger.
                                                            Prior thereto, Mr. Borgelt served as
                                                            Chairman of the Board and Chief Executive
                                                            Officer of Old Dentsply commencing in
                                                            March 1989 and as the Chief Executive
                                                            Officer and a director of Old Dentsply
                                                            commencing in February 1981. Mr. Borgelt
                                                            also serves as a director of Mellon Bank
                                                            Corporation, De Vlieg Bullard, Inc. and
                                                            Quill Corporation.

NAME AND TITLE                BUSINESS ADDRESS              PRINCIPAL OCCUPATION AND DIRECTORSHIPS
---------------------------   ---------------------------   -----------------------------------------

Douglas K. Chapman            c/o Parent                    Mr. Chapman has been retired since March
Director of Parent            570 West College Avenue       1993. From January 1978 to March 1993, he
                              York, PA 17405-0872           was Chairman and a director of ACCO World
                                                            Corporation, a company involved in the
                                                            manufacture and sale of office products.
                                                            Mr. Chapman has served as a director of
                                                            Parent since the Merger and prior thereto
                                                            served as a director of Old Dentsply.

Michael J. Coleman            c/o Florida Today/            Mr. Coleman is the president of Cape
Director of Parent            USA Today                     Publications and publisher of FLORIDA
                              1 Gannet Plaza                TODAY, Melbourne, Florida, and has been
                              Melbourne, FL 32940           the President of the South Regional
                                                            Newspapers Group since 1991. Mr. Coleman
                                                            is a member of the American Newspaper
                                                            Publishers Association and the American
                                                            Society of Newspaper Editors. Mr. Coleman
                                                            has served as a director of Parent since
                                                            1991.

Arthur A. Dugoni,             c/o University of the         Dr. Dugoni has been Dean of the
D.D.S., M.S.D.                Pacific School of Dentistry   University of the Pacific School of
Director of Parent            2155 Webster Street           Dentistry since 1978. He is President of
                              San Francisco, CA 94115       the American Association of Dental
                                                            Schools. Since 1992, Dr. Dugoni has been
                                                            Treasurer of the Federation Dentaire
                                                            Internationale, an international
                                                            organization representing over 85
                                                            countries in the areas of oral health and
                                                            education. From 1990 to 1993, he was
                                                            Director of the American Fund for Dental
                                                            Health, a foundation that raises money to
                                                            improve public health and the quality of
                                                            dental education. Dr. Dugoni has served
                                                            as a director of Parent since 1993.

C. Frederick Fetterolf        c/o Aluminum Company          Mr. Fetterolf has been retired since
Director of Parent            of America                    August 1991. He currently serves as a
                              210 Overlook Drive            director of Allegheny Teledyne
                              79 North Industrial Park      Incorporated, Mellon Bank Corporation,
                              Sewickley, PA 15143           Union Carbide Corp., Praxair Inc.,
                                                            CasTech Aluminum Group, Urethane
                                                            Technologies, Inc. and Quaker State
                                                            Corporation. Mr. Fetterolf has served as
                                                            a director of Parent since December 1995.

Edgar H. Schollmaier          c/o Alcon Laboratories        Mr. Schollmaier is Chairman and Chief
Director of Parent            6201 South Freeway            Executive Officer of Alcon Laboratories
                              Fort Worth, TX 76134          of Fort Worth, TX, a position which he
                                                            has held since 1977. Mr. Schollmaier has
                                                            served as a director of Parent since June
                                                            1996.

NAME AND TITLE                BUSINESS ADDRESS              PRINCIPAL OCCUPATION AND DIRECTORSHIPS
---------------------------   ---------------------------   -----------------------------------------

W. Keith Smith                c/o Mellon Bank Corporation   Mr. Smith has been Vice Chairman and a
Director of Parent            One Mellon Bank Center        director of Mellon Bank Corporation and
                              Pittsburgh, PA 15258          Mellon Bank, N.A. since January 1990. He
                                                            has also served as Chairman and Chief
                                                            Executive Officer of The Boston Company
                                                            and Boston Safe Deposit & Trust Company
                                                            since May 1993. In addition, from August
                                                            1994 until January 1995, he served as
                                                            Chief Operating Officer of The Dreyfus
                                                            Corporation, and since January 1995 he
                                                            has served as Chairman of the Board of
                                                            The Dreyfus Corporation. Mr. Smith has
                                                            served as a director of Parent since the
                                                            Merger and prior thereto served as a
                                                            director of Old Dentsply.

J. Patrick Clark              c/o Parent                    Mr. Clark has been Vice President,
Vice President, Secretary     570 West College Avenue       Secretary and General Counsel of Parent
and General Counsel of        York, PA 17405-0872           since the Merger and prior thereto served
Parent;                                                     as General Counsel and Secretary of Old
Vice President and                                          Dentsply since 1986.
Secretary of the Purchaser

Michael R. Crane              c/o Parent                    Mr. Crane was named Senior Vice
Senior Vice President,        570 West College Avenue       President, North American Group,
North American Group, of      York, PA 17405-0872           effective January 1, 1996. Prior thereto,
Parent                                                      he was Senior Vice President, Europe,
                                                            Mideast, Africa and Commonwealth of
                                                            Independent States, of Parent effective
                                                            in early 1995. Prior thereto he served as
                                                            Senior Vice President, International
                                                            Operations, of Parent since the Merger,
                                                            and in a similar capacity with Old
                                                            Dentsply commencing in November 1989.

Gerald K. Kunkle, Jr.         c/o Parent                    Mr. Kunkle was named President and Chief
President and Chief           570 West College Avenue       Operating Officer of Parent effective
Operating Officer of Parent   York, PA 17405-0872           January 1, 1997. Prior thereto, Mr.
                                                            Kunkle served as President of Johnson and
                                                            Johnson's Vistakon Division, a
                                                            manufacturer and marketer of contact
                                                            lenses, from January 1994 and, from early
                                                            1992 until January 1994, was President of
                                                            Johnson and Johnson Orthopaedics, Inc., a
                                                            manufacturer of orthopaedic implants,
                                                            fracture management products and trauma
                                                            devices.

W. William Weston             c/o Parent                    Mr. Weston was named Senior Vice
Senior Vice President,        570 West College Avenue       President, European Group, of Parent
European Group, of Parent     York, PA 17405-0872           effective January 1, 1996. Prior thereto,
                                                            Mr. Weston served as the Vice President
                                                            and General Manager of Parent's DeDent
                                                            Operations in Europe from October 1,
                                                            1990.

NAME AND TITLE                BUSINESS ADDRESS              PRINCIPAL OCCUPATION AND DIRECTORSHIPS
---------------------------   ---------------------------   -----------------------------------------

Thomas L. Whiting             c/o Parent                    Mr. Whiting was named Senior Vice
Senior Vice President,        570 West College Avenue       President, Pacific Rim, Latin America,
Pacific Rim, Latin America,   York, PA 17405-0872           Gendex and Tulsa Dental, of Parent in
Gendex and Tulsa Dental, of                                 1995. Prior to this appointment, Mr.
Parent; Director of the                                     Whiting was Vice President and General
Purchaser                                                   Manager of Parent's L.D. Caulk Division
                                                            since the Merger, and prior thereto
                                                            served in the same capacity with Old
                                                            Dentsply since joining Old Dentsply in
                                                            1987.

Edward D. Yates               c/o Parent                    Mr. Yates has been Senior Vice President
Senior Vice President and     570 West College Avenue       and Chief Financial Officer of Parent
Chief Financial Officer of    York, PA 17405-0872           since the Merger and prior thereto served
Parent; Senior Vice                                         in a similar capacity with Old Dentsply
President and Chief                                         commencing in March 1991. Mr. Yates is a
Financial Officer and                                       Certified Public Accountant.
Director of the Purchaser

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                         Harris Trust and Savings Bank
                      c/o Harris Trust Company of New York

                             By Overnight Courier:

                           77 Water Street, 4th Floor
                               New York, NY 10005

        By Mail:                 By Facsimile Transmission                    By Hand:
  Wall Street Station        (for Eligible Institutions only):             Receive Window
     P.O. Box 1010                  Fax: (212) 701-7636              77 Water Street, 5th Floor
New York, NY 10268-1010               (212) 701-7637                    New York, NY 10005

                                   Confirm by Telephone:
                                      (212) 701-7624

     Inquiries with respect to the Offer should be addressed to Robert W. Baird & Co. Incorporated, the Dealer Manager for the Offer, or D.F. King & Co., Inc., the Information Agent for the Offer, at their respective addresses and telephone numbers below. Requests for copies of the enclosed materials may be directed to D.F. King & Co., Inc.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. KING & CO., INC.
                                77 Water Street
                              New York, N.Y. 10005

                         CALL TOLL-FREE (800) 758-7358

                      THE DEALER MANAGER FOR THE OFFER IS:

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED
                               777 East Wisconsin
                              Milwaukee, WI 53202

                         CALL TOLL-FREE (800) 799-5770

                                                                  EXHIBIT (a)(2)


                             LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK
                                       OF

                           NEW IMAGE INDUSTRIES, INC.
            PURSUANT TO THE OFFER TO PURCHASE DATED JANUARY 31, 1997
                                       BY

                            IMAGE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                          DENTSPLY INTERNATIONAL INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON MONDAY, MARCH 3, 1997, UNLESS THE OFFER IS EXTENDED.

                        THE DEPOSITARY FOR THE OFFER IS:
                         HARRIS TRUST AND SAVINGS BANK
                      C/O HARRIS TRUST COMPANY OF NEW YORK

                             By Overnight Courier:
                           77 Water Street, 4th Floor
                               New York, NY 10005

        By Mail:                 By Facsimile Transmission                 By Hand:
  Wall Street Station        (for Eligible Institutions only):           Receive Window
     P.O. Box 1010                  Fax: (212) 701-7636              77 Water Street, 5th Floor
New York, NY 10268-1010               (212) 701-7637                    New York, NY 10005

                                   Confirm by Telephone:
                                      (212) 701-7624

    DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

    THE INSTRUCTIONS SET FORTH IN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

    This Letter of Transmittal is to be completed by stockholders either if certificates evidencing Shares (as defined below) are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company ("DTC") or the Philadelphia Depository Trust Company ("PDTC") (each a "Book-Entry Transfer Facility" and collectively, the "Book-Entry Transfer Facilities") pursuant to the book-entry transfer procedure described in Section 2 of the Offer to Purchase (as defined below). Delivery of documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary. Stockholders whose certificates evidencing Shares are not immediately available or who cannot deliver their stock certificates and all other documents required hereby to the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) or who cannot complete the procedure for delivery by book-entry transfer on a timely basis and who wish to tender their Shares must do so pursuant to the guaranteed delivery procedure described in Section 2 of the Offer to Purchase. See Instruction 2.

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
    MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH A BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN A BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER):

Name of Tendering Institution  ________________________________________________

Check box of Book-Entry Transfer Facility:

[ ] The Depository Trust Company
[ ] Philadelphia Depository Trust Company

Account Number  ______________________________________________________________

Transaction Code Number  _____________________________________________________

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF
    GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE
    FOLLOWING:

Name(s) of Registered Owner(s)  _______________________________________________

Window Ticket No. (If any)  ___________________________________________________

Date of Execution of Notice of Guaranteed Delivery  ___________________________

Name of Institution that Guaranteed Delivery  _________________________________

If delivered by Book-Entry Transfer, check box of Book-Entry Transfer Facility:

[ ] The Depository Trust Company
[ ] Philadelphia Depository Trust Company

Account Number  _______________________________________________________________

Transaction Code Number  ______________________________________________________

--------------------------------------------------------------------------------

                         DESCRIPTION OF SHARES TENDERED

--------------------------------------------------------------------------------------------------------------------
          NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)                         SHARES TENDERED
(PLEASE FILL-IN, IF BLANK, EXACTLY AS NAME(S) APPEAR(S) ON                   (ATTACH ADDITIONAL SIGNED LIST, IF
CERTIFICATE(S))                                                                          NECESSARY)
--------------------------------------------------------------------------------------------------------------------
                                                                                     TOTAL NUMBER
                                                                                      OF SHARES
                                                                                      REPRESENTED       NUMBER OF
                                                                   CERTIFICATE            BY             SHARES
                                                                   NUMBER(S)(1)    CERTIFICATE(S)(1)    TENDERED(2)
                                                                   --------------------------------------------------

                                                                   --------------------------------------------------

                                                                   --------------------------------------------------

                                                                   --------------------------------------------------

                                                                   --------------------------------------------------

                                                                   --------------------------------------------------

                                                                   TOTAL
                                                                   SHARES:
----------------------------------------------------------------------------------------------------------------------
 (1) Need not be completed by Book-Entry Stockholders.
 (2) Unless otherwise indicated, it will be assumed that all Shares represented by any certificates delivered to the Depositary are being tendered hereby. See Instruction 4.

--------------------------------------------------------------------------------

The names and addresses of the registered holders should be printed, if not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificates and number of Shares that the undersigned wishes to tender should be indicated in the appropriate boxes.

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

    The undersigned hereby tenders to Image Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DENTSPLY International Inc., a Delaware corporation ("Parent"), the above-described shares of common stock, par value $.001 per share (the "Shares"), of New Image Industries, Inc., a Delaware corporation (the "Company"), pursuant to the Purchaser's offer to purchase all outstanding Shares at a price of $2.00 per Share, net to the seller in cash, without interest, in accordance with the terms and conditions of the Purchaser's Offer to Purchase dated January 31, 1997 (the "Offer to Purchase") and this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the "Offer"), receipt of which is hereby acknowledged.

    Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Purchaser all right, title and interest in and to all the Shares that are being tendered hereby (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after January 27, 1997) and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any such other Shares or securities or rights) with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares (and any such other Shares or securities or rights) or transfer ownership of such Shares (and any such other Shares or securities or rights) on the account books maintained by a Book-Entry Transfer Facility together, in any such case, with all accompanying evidences of transfer and authenticity to, or upon the order of, the Purchaser, (b) present such Shares (and any such other Shares or securities or rights) for transfer on the Company's books and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other Shares or securities or rights), all in accordance with the terms and subject to the conditions of the Offer.

    The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all Shares or other securities or rights issued or issuable in respect of such Shares on or after January 27, 1997), and, when the same are accepted for payment by the Purchaser, the Purchaser will acquire good title thereto, free and clear of all liens, restrictions, claims and encumbrances.

    The undersigned will, upon request, execute any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and any such other Shares or securities or rights).

    All authority conferred or agreed to be conferred pursuant to this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

    The undersigned hereby irrevocably appoints J. Patrick Clark and Marcus K. Dixon III, and each of them, and any other designees of the Purchaser, the attorneys-in-fact and proxies of the undersigned, each with full power of substitution, to vote at any annual, special or adjourned meeting of the Company's stockholders or otherwise in such manner as each such attorney and proxy or his substitute shall in his sole discretion deem proper with respect to, to execute any written consent concerning any matter as each such attorney and proxy or his substitute shall in his sole discretion deem proper with respect to, and to otherwise act as each such attorney and proxy or his substitute shall in his sole discretion deem proper with respect to, all the Shares tendered hereby that have been accepted for payment by the Purchaser prior to the time any such action is taken and with respect to which the undersigned is entitled to vote (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after January 27, 1997). This appointment is effective when, and only to the extent that, the Purchaser accepts for payment such Shares as provided in the Offer to Purchase. This power of attorney and proxy are irrevocable and are granted in consideration of the acceptance for payment of such Shares in accordance with the terms and subject to the conditions of the Offer. Such acceptance for payment shall, without further action, revoke all prior powers of attorney and proxies appointed by the undersigned at any time with respect to such Shares (and any such other Shares or securities or rights) and no subsequent powers of attorney or proxies will be appointed by the undersigned, or be effective, with respect thereto.

    The undersigned understands that the valid tender of Shares pursuant to any one of the procedures described in Section 2 of the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer.

    Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate), to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that both the Special Delivery Instructions and the Special Payment Instructions are completed, please issue the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment (and any accompanying documents, as appropriate) in the name of, and deliver such check and/or return such certificates (and any accompanying documents, as appropriate) to the person or persons so indicated. The undersigned recognizes that the Purchaser has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Purchaser does not accept for payment any of the Shares so tendered.

                          SPECIAL PAYMENT INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

     To be completed ONLY if certificates for Shares not tendered or not accepted for payment and/or the check for the purchase price of Shares accepted for payment are to be issued in the name of someone other than the undersigned.

Issue check and/or certificate(s) to:

Name  _________________________________________________________________________
                                    (PLEASE PRINT)

Address  _______________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                                                              (INCLUDE ZIP CODE)


________________________________________________________________________________
              (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)




                         SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

     To be completed ONLY if certificates for Shares not tendered or not accepted for payment and/or the check for the purchase price of Shares accepted for payment are to be sent to someone other than the undersigned or to the undersigned at an address other than that indicated above.

Mail check and/or certificate(s) to:

Name  _________________________________________________________________________
                                    (PLEASE PRINT)

Address  _______________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________
                                                              (INCLUDE ZIP CODE)

                                   SIGN HERE
                   (ALSO COMPLETE SUBSTITUTE FORM W-9 BELOW)

________________________________________________________________________________

________________________________________________________________________________
                       (SIGNATURE(S) OF STOCKHOLDER(S) )


Dated: ______________________________ , 1997

(Must be signed by registered holder(s) as name(s) appear(s) on the certificate(s) for the Shares or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, please provide the following information and see Instruction 5.)

Name(s)  _______________________________________________________________________
                                    (PLEASE PRINT)

Capacity (Full Title) __________________________________________________________

Address  _______________________________________________________________________

________________________________________________________________________________
                                                              (INCLUDE ZIP CODE)

Area Code and Telephone No. ____________________________________________________

Taxpayer Identification or Social Security No. _________________________________


                           GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED--SEE INSTRUCTIONS 1 AND 5)

Authorized Signature  __________________________________________________________

Name  __________________________________________________________________________
                                 (PLEASE PRINT)

Name of Firm  __________________________________________________________________

Address  _______________________________________________________________________

________________________________________________________________________________
                                                              (INCLUDE ZIP CODE)

Area Code and Telephone No.  ___________________________________________________

Dated: ______________________________ , 1997

                        INSTRUCTIONS FORMING PART OF THE
                       TERMS AND CONDITIONS OF THE OFFER

    1. SIGNATURE GUARANTEES. No signature guarantee is required on this Letter of Transmittal (a) if this Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) of Shares tendered herewith, unless such holder(s) has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the reverse hereof, or (b) if such Shares are tendered for the account of a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

    2. REQUIREMENTS OF TENDER. This Letter of Transmittal is to be completed by stockholders either if certificates are to be forwarded herewith or if delivery of Shares is to be made pursuant to the procedures for book-entry transfer set forth in Section 2 of the Offer to Purchase. For a stockholder validly to tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth herein prior to the Expiration Date and either (i) certificates for tendered Shares must be received by the Depositary at one of such addresses prior to the Expiration Date or (ii) Shares must be delivered pursuant to the procedures for book-entry transfer set forth herein and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below and in Section 2 of the Offer to Purchase.

    Stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date may tender their Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase.

    Pursuant to such procedures, (a) such tender must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser must be received by the Depositary prior to the Expiration Date and (c) the certificates for all physically delivered Shares or a Book-Entry Confirmation with respect to all tendered Shares, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by this Letter of Transmittal, must be received by the Depositary within three New York Stock Exchange, Inc. trading days after the date of execution of the Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF SHARES, THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. All tendering stockholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their Shares for payment.

    3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate schedule attached hereto.

    4. PARTIAL TENDERS (APPLICABLE TO CERTIFICATE STOCKHOLDERS ONLY). If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In any such case, new certificates (for the remainder of the Shares that were evidenced by the old certificates) will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the expiration of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

    5. SIGNATURES ON LETTERS OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder of the Shares tendered hereby, the signature must correspond with the name as written on the face of the certificate(s) without any change whatsoever.

    If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

    If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

    If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Purchaser of their authority to so act must be submitted.

    When this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to or certificates for Shares not tendered or accepted for payment are to be issued to a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

    If this Letter of Transmittal is signed by a person other than the registered holder(s) of certificates listed, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

    6. STOCK TRANSFER TAXES. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not tendered or accepted for payment are to be registered in the name of, any persons other than the registered holder(s) or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

    EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY FOR TRANSFER TAX STAMPS TO BE AFFIXED TO THE CERTIFICATES LISTED IN THIS LETTER OF TRANSMITTAL.

    7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check is to be issued in the name of, and/or certificates for Shares not tendered or not accepted for payment are to be issued to, a person other than the signer of this Letter of Transmittal or if a check is to be sent and/or such certificates are to be returned to a person other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed.

    8. WAIVER OF CONDITIONS. Subject to the terms of the Offer, the Purchaser reserves the absolute right in its sole discretion to waive any of the specified conditions of the Offer, in whole or in part, in the case of any Shares tendered.

    9. BACKUP WITHHOLDING. Under U.S. federal income tax law, a stockholder whose tendered Shares are accepted for payment is required to provide the Depositary with such stockholder's correct Taxpayer Identification Number ("TIN") on Substitute Form W-9 below and to certify whether the stockholder is subject to backup withholding of federal income tax. Failure to provide the information on the Substitute Form W-9 may subject the tendering stockholder to 31% federal income tax withholding on the payment of the purchase price.

    Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

    If backup withholding applies, the Depositary is required to withhold 31% of any such payments made to the stockholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld, provided that the required information is given to the Internal Revenue Service. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

    The box in Part 3 of the Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the box in Part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 31% on all payments made prior to the time a properly certified TIN is provided to the Depositary. However, such amounts will be refunded to such stockholder if a TIN is provided to the Depositary within 60 days.

    The stockholder is required to give the Depositary the TIN (e.g., Social Security Number or Employer Identification Number) of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which TIN to report.

    10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 should be directed to the Information Agent at its address set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager.

    IMPORTANT: THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE COPY THEREOF (TOGETHER WITH CERTIFICATES FOR, OR A BOOK-ENTRY CONFIRMATION WITH RESPECT TO, TENDERED SHARES WITH ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY, OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, PRIOR TO THE EXPIRATION DATE.

                  PAYER'S NAME: HARRIS TRUST AND SAVINGS BANK

---------------------------------------------------------------------------------------------------------------------
 SUBSTITUTE                     PART 1: PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND
 FORM W-9                       CERTIFY BY SIGNING AND DATING BELOW.                       --------------------------
                                                                                            Social Security Number
                                                                                            OR Employer
                                                                                            Identification Number
                               --------------------------------------------------------------------------------------
 DEPARTMENT OF THE              PART 2: For Payees exempt from backup withholding, see      PART 3: Awaiting TIN [ ]
 TREASURY INTERNAL              the enclosed Guidelines for Certification of Taxpayer
 REVENUE SERVICE (IRS)          Identification Number on Substitute Form W-9 and complete
                                as instructed therein.
                               --------------------------------------------------------------------------------------
 PAYER'S REQUEST FOR            CERTIFICATION--Under the penalties of perjury, I certify that:
 TAXPAYER IDENTIFICATION
 NUMBER (TIN)                   (1) the number shown on this Form is my correct TIN (or I am waiting for a TIN to be issued to me); and

                                (2) I am not subject to backup withholding because (a) I am exempt from backup withholding; or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the
                                IRS has notified me that I am no longer subject to backup withholding.

                                CERTIFICATION INSTRUCTIONS--You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

                                The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

                                SIGNATURE __________________________________________________________________________

                                SIGNATURE __________________________________________________________________________
                                                              (If joint account, both must sign)
                                DATE _______________________________________________________________________________

                                NAME _______________________________________________________________________________
                                                                       (Please Print)
                                ADDRESS ___________________________________________________________________________
                                                                      (Include Zip Code)
--------------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING
      OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.


             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a Taxpayer Identification Number has not been issued to me, and either (1) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number by the time of payment, 31% of all reportable payments made to me will be withheld, but that such amounts will be refunded to me if I then provide a Taxpayer Identification Number within sixty days.

Signature ____________________________________  Date _________________________

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

Any inquiries with respect to the Offer should be addressed to Robert W. Baird & Co. Incorporated, the Dealer Manager for the Offer, or D.F. King & Co., Inc., the Information Agent for the Offer, at the respective addresses and telephone numbers set forth below. Requests for additional copies of the enclosed materials may be directed to the Information Agent.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                             D.F. KING & CO., INC.

                                77 Water Street
                              New York, N.Y. 10005

                         CALL TOLL-FREE (800) 758-7358

                      THE DEALER MANAGER FOR THE OFFER IS:

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                           777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202

                         CALL TOLL-FREE (800) 799-5770

                                                                  EXHIBIT (a)(3)


                         NOTICE OF GUARANTEED DELIVERY
                                      FOR
                        TENDER OF SHARES OF COMMON STOCK
                                       OF

                           NEW IMAGE INDUSTRIES, INC.

     As set forth in Section 2 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to accept the Offer (as defined below) if certificates representing shares of common stock, par value $.001 per share (the "Shares"), of New Image Industries, Inc., a Delaware corporation (the "Company"), are not immediately available or if the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase). Such form may be delivered by hand or transmitted by telegram or facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution (as defined in Section 2 of the Offer to Purchase). See Section 2 of the Offer to Purchase.

                        THE DEPOSITARY FOR THE OFFER IS:
                         HARRIS TRUST AND SAVINGS BANK
                      C/O HARRIS TRUST COMPANY OF NEW YORK

                             By Overnight Courier:
                           77 Water Street, 4th Floor
                               New York, NY 10005

        By Mail:                 By Facsimile Transmission                 By Hand:
  Wall Street Station        (for Eligible Institutions only):          Receive Window
     P.O. Box 1010                  Fax: (212) 701-7636              77 Water Street, 5th
New York, NY 10268-1010               (212) 701-7637                        Floor
                                                                      New York, NY 10005
                                   Confirm by Telephone:
                                      (212) 701-7624

     DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

     The undersigned hereby tenders to Image Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DENTSPLY International Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), receipt of which is hereby acknowledged, Shares pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase.

Number of Shares:
                 -------------------------------------

Certificate Nos. (If available):

------------------------------------------------------

------------------------------------------------------

------------------------------------------------------

Name(s) of Record Holder(s):

------------------------------------------------------

------------------------------------------------------
(Please Print)

Address(es):
            ------------------------------------------

------------------------------------------------------
                                            (Zip Code)

Area Code and Tel. No.:
                        ------------------------------

Check one box if Shares will be delivered by book-entry transfer

[       ] The Depository Trust Company

[       ] Philadelphia Depository Trust Company

Account Number:
                --------------------------------------
Dated:
       -----------------------------------------------
Signature(s):
             -----------------------------------------

------------------------------------------------------

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees to deliver to the Depositary either the certificates representing the Shares tendered hereby, in proper form for transfer, or a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) of a transfer of such Shares, in any such case together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, with any required signature guarantees, and any other documents required by the Letter of Transmittal within three New York Stock Exchange, Inc. trading days after the date hereof.

Name of Firm:
              ----------------------------------------
Address:
          --------------------------------------------

------------------------------------------------------

Area Code and Tel. No.:
                        ------------------------------

------------------------------------------------------
Authorized Signature

Title:
       -----------------------------------------------
Name:
       -----------------------------------------------
                    (Please type or print)

Dated:
       -----------------------------------------------

DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

ROBERT W. BAIRD & CO.
                INCORPORATED

         777 East Wisconsin Avenue
       Milwaukee, Wisconsin 53202

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF

                           NEW IMAGE INDUSTRIES, INC.
                                       AT
                              $2.00 NET PER SHARE
                                       BY

                            IMAGE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                          DENTSPLY INTERNATIONAL INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                 NEW YORK CITY TIME, ON MONDAY, MARCH 3, 1997,
                         UNLESS THE OFFER IS EXTENDED.

                                January 31, 1997

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

     We have been engaged by Image Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DENTSPLY International Inc., a Delaware corporation ("Parent"), to act as Dealer Manager in connection with the Purchaser's offer to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of New Image Industries, Inc., a Delaware corporation (the "Company"), at $2.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated January 31, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

     Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Enclosed herewith are copies of the following documents:

          1. Offer to Purchase dated January 31, 1997;

          2. Letter of Transmittal to be used by stockholders of the Company accepting the Offer;

          3. The Letter to stockholders of the Company from the President and Chief Executive Officer of the Company accompanied by the Company's Solicitation/Recommendation Statement on Schedule 14D-9;

          4. Notice of Guaranteed Delivery;

          5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          6. Return envelope addressed to the Depositary, Harris Trust and Savings Bank.

     WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 3, 1997, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) that number of Shares which represents at least fifty-five percent (55%) of all outstanding Shares as of the date of commencement of the Offer.

     The Board of Directors of the Company has determined that the Offer and the Merger
(as defined below) are fair to, and in the best interests of, the Company and its stockholders, has unanimously approved the Merger Agreement (as defined below) and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender their Shares pursuant to the Offer.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), by and among the Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by any direct or indirect subsidiary of Parent (including the Purchaser) or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $2.00, net to the seller in cash, without interest, as set forth in the Merger Agreement and described in the Offer to Purchase.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or timely book-entry confirmation of a transfer of such Shares as described in Section 2 of the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal.

     Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your customers.

     Any inquiries with respect to the Offer should be addressed to Robert W. Baird & Co. Incorporated, the Dealer Manager for the Offer, or D.F. King & Co., Inc., the Information Agent for the Offer, at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase. Requests for copies of the enclosed materials may be directed to D.F. King & Co., Inc.

                                                    Very truly yours,

                                                  ROBERT W. BAIRD & CO.
                                                       INCORPORATED

                                                777 East Wisconsin Avenue
                                                Milwaukee, Wisconsin 53202

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, PARENT, THE DEPOSITARY, THE INFORMATION AGENT OR THE DEALER MANAGER OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                                                                EXHIBIT (a)(5)


                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give The Payer.--Social Security Numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer Identification Numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

------------------------------------------------------
                                GIVE THE
    FOR THIS TYPE OF ACCOUNT:   SOCIAL SECURITY
                                NUMBER OF--
------------------------------------------------------
  1.  An individual's account   The individual

  2.  Two or more individuals   The actual owner of the
      (joint account)           account or, if combined
                                funds, the first
                                individual on the
                                account(1)

  3.  Husband and wife (joint   The actual owner of the
      account)                  account or, if joint
                                funds, either person(1)

  4.  Custodian account of a    The minor(2)
      minor (Uniform Gift to
      Minors Act)

  5.  Adult and minor (joint    The adult or, if the
      account)                  minor is the only
                                contributor, the
                                minor(1)

  6.  Account in the name of    The ward, minor, or
      guardian or committee     incompetent person(3)
      for a designated ward,
      minor, or incompetent
      person

  7.  a. The usual revocable    The grantor-trustee(1)
         savings trust
         account (grantor is
         also trustee)

      b. So-called trust        The actual owner(1)
         account that is not a
         legal or valid trust
         under State law

  8.  Sole proprietorship       The owner(4)
      account
------------------------------------------------------
------------------------------------------------------
                                GIVE THE EMPLOYER
    FOR THIS TYPE OF ACCOUNT:   IDENTIFICATION
                                NUMBER OF--
------------------------------------------------------
  9.  A valid trust, estate,    The legal entity (Do
      or pension trust          not furnish the
                                identifying number of
                                the personal
                                representative or
                                trustee unless the
                                legal entity itself is
                                not designated in the
                                account title.)(5)

 10.  Corporate account         The corporation

 11.  Religious, charitable,    The organization
      or educational
      organization account

 12.  Partnership account       The partnership
      held in the name of the
      business

 13.  Association, club, or     The organization
      other tax-exempt
      organization

 14.  A broker or registered    The broker or nominee
      nominee

 15.  Account with the          The public entity
      Department of
      Agriculture in the name
      of a public entity
      (such as a State or
      local government,
      school district, or
      prison) that receives
      agricultural program
      payments
------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's Social Security Number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's Social Security Number.
(4) Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER
If you don't have a Taxpayer Identification Number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

PAYEES EXEMPT FROM BACKUP
WITHHOLDING
Payees specifically exempted from backup withholding on ALL payments include the following:

 - A corporation.

 - A financial institution.

 - An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan.

 - The United States or any agency or instrumentality thereof.

 - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

 - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

 - An international organization or any agency or instrumentality thereof.

 - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

 - A real estate investment trust.

 - A common trust fund operated by a bank under Section 584(a) of the Code.

 - An exempt charitable remainder trust, or a nonexempt trust described in
   Section 4947(a)(1) of the Code.

 - An entity registered at all times during the tax year under the Investment Company Act of 1940.

 - A foreign central bank of issuance.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

 - Payments to nonresident aliens subject to withholding under Section 1441 of the Code.

 - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

 - Payments of patronage dividends where the amount received is not paid in money.

 - Payments made by certain foreign organizations.

 - Payments made to a nominee.

Payments of interest not generally subject to backup withholding include the following:

 - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct Taxpayer Identification Number to the payer.

 - Payments of tax-exempt interest (including exempt--interest dividends under Section 852 of the Code).

 - Payments described in Section 6049(b)(5) of the Code to nonresident aliens.

 - Payments on tax-free covenant bonds under Section 1451 of the Code.

 - Payments made by certain foreign organizations.

 - Payments made to a nominee.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYER A COMPLETED INTERNAL REVENUE FORM W-8 (CERTIFICATE OF FOREIGN STATUS).

Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see Sections 6041, 6041A(a), 6045, 6050A and 6050N of the Code and the regulations promulgated thereunder.

PRIVACY ACT NOTICE. SECTION 6109 OF THE CODE REQUIRES MOST RECIPIENTS OF DIVIDEND, INTEREST, OR OTHER PAYMENTS TO GIVE TAXPAYER IDENTIFICATION NUMBERS TO PAYERS WHO MUST REPORT THE PAYMENTS TO THE IRS. THE IRS USES THE NUMBERS FOR IDENTIFICATION PURPOSES. PAYERS MUST BE GIVEN THE NUMBERS WHETHER OR NOT RECIPIENTS ARE REQUIRED TO FILE TAX RETURNS. PAYERS MUST GENERALLY WITHHOLD 31% OF TAXABLE INTEREST, DIVIDEND, AND CERTAIN OTHER PAYMENTS TO A PAYEE WHO DOES NOT FURNISH A TAXPAYER IDENTIFICATION NUMBER TO A PAYER. CERTAIN PENALTIES MAY ALSO APPLY.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. IF YOU FAIL TO FURNISH YOUR CORRECT TAXPAYER IDENTIFICATION NUMBER TO A PAYER, YOU ARE SUBJECT TO A PENALTY OF $50 FOR EACH SUCH FAILURE UNLESS YOUR FAILURE IS DUE TO REASONABLE CAUSE AND NOT TO WILLFUL NEGLECT.

(2) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS. IF YOU FAIL TO INCLUDE ANY PORTION OF AN INCLUDIBLE PAYMENT FOR INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS IN GROSS INCOME, SUCH FAILURE WILL BE TREATED AS BEING DUE TO NEGLIGENCE AND WILL BE SUBJECT TO A PENALTY OF 20% ON ANY PORTION OF AN UNDERPAYMENT ATTRIBUTABLE TO THAT FAILURE UNLESS THERE IS CLEAR AND CONVINCING EVIDENCE TO THE CONTRARY.

(3) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. IF YOU MAKE A FALSE STATEMENT WITH NO REASONABLE BASIS WHICH RESULTS IN NO IMPOSITION OF BACKUP WITHHOLDING, YOU ARE SUBJECT TO A PENALTY OF $500.

(4) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. WILLFULLY FALSIFYING CERTIFICATIONS OR AFFIRMATIONS MAY SUBJECT YOU TO CRIMINAL PENALTIES INCLUDING FINES AND/OR IMPRISONMENT.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

                                                                EXHIBIT (a)(6)


     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated January 31, 1997 and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by Robert W. Baird & Co. Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                           NEW IMAGE INDUSTRIES, INC.
                                       AT
                              $2.00 NET PER SHARE
                                       BY
                            IMAGE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                          DENTSPLY INTERNATIONAL INC.

     Image Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DENTSPLY International Inc., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of New Image Industries, Inc., a Delaware corporation (the "Company"), at $2.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 1997, and in the related Letter of Transmittal (which collectively constitute the "Offer").

-------------------------------------------------------------------------------
              THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
            MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, MARCH 3, 1997,
                     UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------------

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least 55% of all outstanding Shares as of the date of commencement of the Offer.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"). On the effective date of the Merger, each outstanding Share (other than Shares held in the treasury of the Company or owned by Parent or any direct or indirect subsidiary of Parent (including the Purchaser)) will be converted into the right to receive $2.00 in cash, without interest. The Purchaser and Parent have also entered into stockholder agreements with each executive officer and director of the Company who, in each case, beneficially owns Shares, and the William W. Stevens and Virda J. Stevens Trust, a stockholder of the Company, under which such stockholders have agreed to tender their Shares into the Offer. As of the date of this notice, such stockholders own approximately 9.8% of the outstanding Shares.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES TENDER THEIR SHARES PURSUANT TO THE OFFER.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary (as defined in the Offer to Purchase) of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to stockholders whose Shares have been accepted for payment. A stockholder desiring to tender such stockholder's Shares must comply with the terms and conditions set forth in Section 2 of the Offer to Purchase.

     The term "Expiration Date" means 12:00 Midnight, New York City time, on March 3, 1997, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. Any extension of the Offer will be followed by a public announcement thereof no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder's Shares.

     Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on March 3, 1997 (or, if the Purchaser shall have extended the period of time during which the Offer is open, the latest time and date at which the Offer, as so extended by the Purchaser, shall expire), and, unless theretofore accepted for payment, may also be withdrawn at any time after April 1, 1997. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by any Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with such book-entry transfer facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the applicable procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date.

     The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares. The Offer to Purchase and Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

     The information required to be disclosed by Rule 14d-6(e)(1)(vii) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     Any inquiries with respect to the Offer should be directed to Robert W. Baird & Co. Incorporated, the Dealer Manager for the Offer, or D.F. King & Co., Inc., the Information Agent for the Offer, at their respective addresses and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the Letter of Transmittal may be directed to D.F. King & Co., Inc. and copies will be furnished promptly at the Purchaser's expense.

The Dealer Manager for the Offer is:          The Information Agent for the Offer is:
Robert W. Baird & Co. Incorporated            D.F. King & Co., Inc.
777 E. Wisconsin Avenue                       77 Water Street
Milwaukee, Wisconsin 53202                    New York, New York 10005-4495
Call Toll-Free (800) 799-5770                 Call Toll-Free (800) 758-7358

January 31, 1997

                                                                 EXHIBIT (a)(7)


DENTSPLY                                          DENTSPLY International
                                                  570 West College Avenue
                                                  P.O. Box 872
                                                  York,  PA 17405-0872
                                                  (717) 845-7511
                                                  Fax (717) 848-3739

News
For further                        FOR IMMEDIATE RELEASE
information
contact

Edward D. Yates
Senior Vice President and
Chief Financial Officer

(717) 849-4243

              DENTSPLY INTERNATIONAL INC. AND NEW IMAGE INDUSTRIES
                             SIGN MERGER AGREEMENT

York, Pa, -- (Business Wire) -- January 28, 1997. DENTSPLY International Inc. (Nasdaq- XRAY) and New Image Industries, Inc. today announced that they have entered into a definitive merger agreement under which DENTSPLY will commence a cash tender offer for all of the outstanding shares of New Image at a price of $2.00 per share. New Image, based in Carlsbad, California, designs, develops, manufactures and distributes intra-oral cameras and computer imaging systems and related software exclusively to the dental market. New Image's products include the AcuCam, MultiCam, AcuCam Concept III, Plug N' Play, and Multilink Video Operatory Network intra-oral camera systems as well as the dental operatory software programs, Capture-It and Chart-It.

The terms and conditions of DENTSPLY's cash tender offer will be set forth in the offering documents expected to be filed by February 3, 1997 with the Securities and Exchange Commission. Conditions to DENTSPLY's purchase of shares in the offer include the tender of at least 55% of all shares of New Image that are outstanding as of the commencement of the offer, and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

Under the merger agreement, which has been approved by the boards of directors of each company, a newly created subsidiary of DENTSPLY will be merged into New Image following completion of the tender offer and New Image will become a wholly owned subsidiary of DENTSPLY. DENTSPLY has also entered into agreements with certain stockholders of New Image, including its directors and senior executive officers, and the William W. Stevens and Virda J. Stevens Trust, who own in the aggregate 10% of New Image's shares outstanding, whereby each has agreed to tender his or her shares in the offer. The net cash cost to DENTSPLY of purchasing the outstanding equity of New Image (excluding transaction costs) is expected to be approximately $11.4 million.

Commenting on the transaction, John Miles, DENTSPLY's Vice Chairman and Chief Executive Officer, said, "We are pleased to have signed a merger agreement with New Image. We believe that New Image's intra-oral cameras and computer imaging systems for the dental market will fit very well with our product lines." Dewey Edmunds, Chief Executive Officer of New Image, commented, "We are excited about becoming a part of DENTSPLY. We believe that this transaction is in the best interest of all parties associated with New Image and DENTSPLY can provide the resources and international distribution capabilities that will enable New Image to grow."

DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The company believes that it is the world's leading manufacturer and distributor of artificial teeth, endodontic instruments and materials, impression materials, prophylaxis paste, dental sealants, ultrasonic scrapers, and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, dental x-ray film holders and film mounts; and a leading United States distributor of dental cutting instruments and dental implants.

The company distributes its dental products in over 100 countries under some of the most well-established brand names in the industry. DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the dental market.

                                                                  EXHIBIT (b)(1)


   SUBJECT TO THAT CERTAIN SUBORDINATION AND INTERCREDITOR AGREEMENT EXECUTED
      BY AND AMONG COAST BUSINESS CREDIT, DENTSPLY INTERNATIONAL INC., AND
         NEW IMAGE INDUSTRIES, INC. AND INSIGHT IMAGING SYSTEMS, INC.,
                         DATED AS OF DECEMBER 24, 1996

                    =======================================


                                CREDIT AGREEMENT

                         DATED AS OF DECEMBER 24, 1996


                                    BETWEEN


                           NEW IMAGE INDUSTRIES, INC.
                                      AND
                         INSIGHT IMAGING SYSTEMS, INC.
                                  AS BORROWER,


                                      AND


                          DENTSPLY INTERNATIONAL INC.
                                   AS LENDER


                    =======================================

                                CREDIT AGREEMENT

     THIS CREDIT AGREEMENT, dated as of December 24, 1996 (the "Agreement"), is made by and between New Image Industries, Inc., a Delaware corporation, and Insight Imaging Systems, Inc., a California corporation (together, "Borrower"), and DENTSPLY International Inc., a Delaware corporation, as Lender ("Lender").

                              W I T N E S S E T H:

     WHEREAS, Lender and Borrower have executed a letter of intent, dated December 24, 1996, with respect to the acquisition of Borrower by Lender (the "Letter of Intent");

     WHEREAS, Borrower has requested that Lender make available to Borrower a line of credit of up to an aggregate principal amount of $3,000,000 (the "Line") and, as a condition precedent to Lender extending such credit, Borrower has agreed to grant a security interest in favor of Lender in all of its right, title and interest in, to and under the Collateral as described herein;

     WHEREAS, concurrently herewith, Lender is entering into a Subordination and Intercreditor Agreement with Coast Business Credit, a Division of Southern Pacific Trust & Loan Association; and

     WHEREAS, subject to the terms and conditions set forth herein, Lender agrees to make the Line available to Borrower;

     NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

                            ARTICLE 1 - DEFINITIONS

     The following words and terms are used in this Agreement and have the meanings ascribed to them in this Article 1 or at the locations in the Agreement indicated below:

     "1934 Act" is defined in Article 7.1(h).

     "Advance" means any advance to Borrower by Lender under the Line.

     "Affiliate" means and refers to, as applied to any Person, any other Person directly or indirectly controlling, or through one or more Persons controlled by, controlling or under common control with that Person (whether through ownership of voting securities, by contract or otherwise).

     "Agreement" is defined in the introduction to this Agreement.

     "Bankruptcy Code" means Title 11 of the United States Code as now or hereafter in effect, or any successor statute.

     "Borrower" is defined in the introduction to this Agreement.

     "Borrower Intellectual Property Rights" is defined in Article 5.14.

     "Business" means design, manufacture, distribution and sale of intraoral cameras and computer imaging systems exclusively to the dental marketplace.

     "Business Day" means any day other than a Saturday, Sunday or day on which banking institutions in the Commonwealth of Pennsylvania are authorized by law or regulation to close.

     "Coast" means Coast Business Credit, a Division of Southern Pacific Thrift & Loan Association.

     "Coast Agreement" means that certain Amended and Restated Loan and Security Agreement, dated as of May 22, 1996, between Coast and Borrower.

     "Collateral" means all personal property, rights, interests and privileges of Borrower including, but not limited to, all accounts, inventory, chattel paper, contracts, contract rights, documents, equipment, fixtures, general intangibles, Borrower Intellectual Property Rights (including, but not limited to, patents, copyrights, trademarks, service marks and applications therefor and trade secrets and confidential information), goods, instruments, stock rights, pledged deposits, insurance policies, cash, bank accounts, all customer lists, credit files, computer files, programs, printouts and other computer materials and records related to the foregoing, wherever located, whether now existing or hereafter created or arising, in which Borrower now has or hereafter acquire any right or interest, and the proceeds, insurance proceeds and products thereof and documents of title evidencing or issued with respect thereto, all accessories, substitutions, additions and replacements thereto and thereof, together with all Liens and security instruments and agreements and guarantees securing or relating to any of the foregoing, and all rights and interests of Borrower as a seller of goods or services and rights to returned or repossessed goods.

     "Collection Date" means the date on which Borrower has satisfied and paid all its Obligations to Lender hereunder and under the Note and Lender is under no obligation to make Advances hereunder.

     "Effective Date" means December 24, 1996.

     "Environmental Laws" is defined in Article 5.12.

     "Event of Default" is defined in Article 7.

     "Financing Statements" means any and all financing statements, amendments or continuation statements required or appropriate to perfect and keep perfected any security interest created hereby pursuant to the Uniform Commercial Code.

     "Forbearance Letter" means the letter agreement of even date herewith by and among Coast, Borrower and Lender.

     "Funding Date" means the date on which an Advance is made.

     "Funding Request" is defined in Section 2.3(b).

     "GAAP" means generally accepted accounting principles as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board as in effect on the Effective Date or in such other statements by such other Person as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination and which are applied on a consistent basis.

     "Governmental Entity" means any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

     "Hazardous Material" is defined in Article 5.14(b).

     "Indebtedness" is defined in Article 5.8(b).

     "Initial Advance" is defined in Article 2.3.

     "Lender" is defined in the introduction to this Agreement.

     "Letter of Intent" is defined in the recitals to this Agreement.

     "Lien" means any security interest, mortgage, pledge, lien, claim, charge, encumbrance, title retention agreement in, of or on any Person's Properties in favor of any other Person.

     "Line" means the line of credit made available by Lender to Borrower up to an aggregate principal amount of $3,000,000.

     "Line Interest Rate" is defined in Article 2.2.

     "Maximum Available Credit" means three million dollars ($3,000,000) of principal outstanding at any time.

     "Mercury Partners" means Mercury Partners, LLC, a California limited liability company.

     "Note" is defined in Article 2.3(c).

     "Obligations" means the obligation of Borrower to pay the principal and interest on the Advances in accordance with the terms hereof and the terms of the Note and to satisfy all other liabilities to Lender hereunder and under the Note and under any other document, agreement, instrument or certificate, whether now existing or hereafter incurred, matured or unmatured, direct or contingent, due or to become due, including any extensions, or renewals thereof and substitutions therefor.

     "Permits" is defined in Article 5.14.

     "Permitted Liens" means the items listed on Schedule 5.5 hereto.

     "Person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, joint venture, court or government or political subdivision or agency thereof.

     "Prime Rate" means the prime rate of interest set forth in the Money Rates Section of the New York edition of the Wall Street Journal, rounded up to the nearest one-eighth.

     "Property" means any interest in any kind of personal property or asset, whether tangible or intangible.

     "Release" is defined in Article 5.14(c).

     "SEC Filings" means any and all reports filed made by Borrower with the Securities and Exchange Commission under the 1934 Act since January 1, 1995.

     "Term" means the period commencing on the Effective Date and ending on the Termination Date.

     "Termination Date" means the date on which (i) there is an Event of Default upon which Lender forthwith declares all principal and interest on the Note to be immediately due and payable or on which all principal and interest is immediately due and payable without any declaration by Lender, or (ii) the date on which a Termination Event occurs.

     "Termination Event" means the earliest to occur of (i) the termination of the Letter of Intent other than by means of the execution and delivery of a definitive merger agreement as contemplated therein, (ii) the termination of such definitive merger agreement other than by means of the consummation of the transactions contemplated therein or (iii) March 25, 1997.

     "Uniform Commercial Code" means the Uniform Commercial Code as adopted in any state having jurisdiction over the Collateral.

     "Unmatured Event of Default" means and refers to any event, act or occurrence which with the passage of time or giving of notice or both would become an Event of Default.

                           ARTICLE 2 - LINE OF CREDIT

     2.1 Line of Credit Established. Subject to the terms and conditions hereof, and in reliance on the representations and warranties and covenants herein, and provided that no Event of Default has occurred and is continuing (not including any Event of Default which has been waived or is otherwise subject to a forbearance agreement), commencing on the Effective Date and expiring on the Termination Date, Lender hereby agrees, from time to time during the Term, to extend one or more Advances, the aggregate of which at any one time shall not exceed the Maximum Available Credit. From and after the Termination Date, Lender shall have no obligation to make Advances.

     2.2 Line Interest Rate. Advances shall bear interest on the unpaid principal balance outstanding at any time from the Funding Date of each such Advance to maturity (or repayment) at the floating interest rate of four percent (4%) per annum in excess of the Prime Rate (the "Line Interest Rate") or such lesser rate permitted by applicable law, if the Line Interest Rate would violate applicable law. The Line Interest rate shall be changed automatically on and as of the effective date of each change in the Prime Rate. Interest shall be calculated on the basis of a 360-day year, but charged for the actual number of days elapsed.

     2.3 Funding Requests.

         (a) Upon execution and delivery of this Agreement, subject to the conditions set forth in Article 4.1, Lender will make an Advance (the "Initial Advance") to Borrower in the amount of $2,500,000 to pay necessary and reasonable operating expenses required to keep it operating as a going concern through the Termination Date.

         (b) At any time and from time to time during the Term until the Termination Date, Borrower may request one or more Advances by submitting to Lender a completed and executed Funding Request in the form attached hereto as
Schedule 2.3(b) ("Funding Request") no later than 11:00 a.m., Eastern Time, one
(1) day prior to the proposed Funding Date. Each Funding Request shall specify
(i) the proposed Funding Date (which shall be a Business Day), (ii) the amount of the proposed Advance, and (iii) a detailed schedule of Borrower's proposed use of the Advance. Subject to the provisions of Section 2 hereof and Lender's approval of the Funding

Request, Lender shall make the Advance requested on the proposed Funding Date in accordance with Borrower's Funding Requests.

         (c) Lender agrees that it shall approve the Advance set forth in a Funding Request if the Advance requested thereby is to be used to pay necessary and reasonable operating expenses of the Business required to keep it operating as a going concern through the Termination Date including, without limitation, accounts payable which are due as of the date of such request. Lender shall not be required to, but in its sole and absolute discretion may, advance funds to be used by Borrower for any other purpose related to the operation of the Business. The Initial Advance and each subsequent Advance shall be evidenced by the Note in the form attached hereto as Schedule 2.3(c). No third party is intended to be a beneficiary of this provision (or of any other provision of this Agreement).

     2.4 Maximum Available Credit. The aggregate amount of principal which Borrower may have outstanding under the Line at any time shall not exceed the Maximum Available Credit. Borrower agrees, without notice or demand, immediately to repay, any principal balance of the Line in excess of the Maximum Available Credit.

     2.5 Principal and Interest Payments.

         (a) Interest shall accrue on the principal balance outstanding under the Line at the Line Interest Rate. All unpaid principal on the Line and all interest accrued but unpaid thereon shall be paid in full by Borrower on March 25, 1997 (or as otherwise provided herein or in the Note). Prior to the Termination Date, accrued interest shall be calculated monthly and capitalized, and constitute outstanding principal but such capitalized interest shall not be considered principal for purposes of determining the Maximum Available Credit.

         (b) Without in any way limiting Lender's rights and remedies hereunder and under the Note in the case of Events of Default, any principal payments on the Line not paid when due and, to the extent permitted by applicable law, any interest payment on the Line not paid when due, and any other amount due to Lender under this Agreement not paid when due, shall thereafter bear interest payable upon demand at a rate which is three percent (3%) per annum in excess of the applicable Line Interest Rate.

         (c) Borrower may prepay the Advances, in whole or in part from time to time, without penalty.

                              ARTICLE 3 - SECURITY

     3.1 Grant of Security Interests. To secure the prompt and complete payment when due of all of its Obligations and the performance by Borrower of all of the covenants and obligations to be performed by it pursuant to this Agreement, Borrower hereby assigns and pledges to Lender and grants to Lender a security interest in and lien on all of Borrower's right, title and interest in and to all of the Collateral, wherever located, whether now owned or existing or hereafter arising or acquired.

     3.2 Continuing Liability of Borrower. The security interests described above are granted as security only and shall not subject Lender, or transfer or in way affect or modify, any obligation or liability of Borrower with respect to, any of the Collateral or any transaction in connection therewith. Lender shall not be required or obligated in any manner to make any inquiry as to the nature or sufficiency of any payment received by it or the sufficiency of any performance by any party under any such obligation, or to make any payment or present or file any claim, or to take any action to collect or enforce any performance or the payment of any amount thereunder to which any such Person may be entitled at any time.

     3.3 Filings; Further Assurances. Borrower will, from time to time, at its expense and in such manner and form as Lender may reasonably require, execute, deliver, file and record Financing Statements and any other statements, continuation statement, specific assignment or other instrument or document and take any other action that may be necessary or desirable, to create, preserve, perfect or validate the security interests created hereunder or to enable Lender to exercise and enforce its rights hereunder with respect to any of the Collateral.

     3.4 Power of Attorney. Borrower hereby authorizes Lender, and gives Lender its irrevocable power of attorney (which authorization is coupled with an interest), in the name of Borrower or otherwise, to execute, deliver, file and record any financing statement, continuation statement, specific assignment or other paper and to take any other action that Lender in its sole discretion may deem necessary or appropriate to further perfect the security interests created hereby. Borrower agrees that a carbon, photographic, photostatic, or other reproduction of this Agreement or of a financing statement is sufficient as a financing statement where permitted by applicable law.

     3.5 Place of Business; Change of Name. As of the Effective Date, the chief executive office of the Borrower and its chief place of business, the locations of the Collateral and the location where it maintains all records relating to the Collateral are listed on Schedule 3.5 hereto. Borrower will not (x) change its principal place of business or chief executive office from the location listed on such Schedule, (y) change its name, identity or corporate structure or (z) change the location of the Collateral or its records relating to the Collateral from those specified on Schedule 3.5 hereto, unless in any such event Borrower shall have given Lender at least sixty (60) days' (or such shorter period to which Lender may consent in writing) prior written notice thereof and shall have taken all action necessary or reasonably requested (including without limitation appropriate opinions of counsel) by Lender to amend its existing financing statements and continuation statements so that they are not misleading and to file additional financing statements in all applicable jurisdictions to perfect the security interests of Lender in all of the Collateral.

     3.6 Maintenance of Collateral. If Borrower fails to do so, Lender may, at its option, pay and discharge taxes, liens, security interests and other encumbrances pertaining to the Collateral (except Permitted Liens), and may pay for the maintenance and preservation of the Collateral to prevent a material deterioration from its present condition and for insurance thereon in order to keep the Collateral in salable condition. Borrower agrees to reimburse Lender promptly after notice thereof for any payment so made.

                       ARTICLE 4 - CONDITIONS OF ADVANCES

     The performance by Lender of its obligations hereunder are subject to the following conditions precedent:

     4.1 Closing. On the Effective Date Borrower shall deliver or cause to be delivered to Lender, in form and substance satisfactory to Lender and its counsel, in addition to this Agreement, the following documents and instruments and the following conditions shall have been satisfied:

         (a) Coast shall have purchased the Senior Subordinated Secured Promissory Note, dated May 24, 1996, payable to Mercury Partners in the amount of $500,000 and Mercury shall have assigned to Coast its rights under the Trademark Security Agreement and Patent Security Agreement each dated May 24, 1996.

         (b) Borrower shall have delivered to Lender a copy of the resolutions of Borrower's Board of Directors, certified as of the Effective Date by the Secretary of Borrower, with respect to the authorization, execution, delivery and performance of this Agreement by Borrower;

         (c) Borrower shall have delivered to Lender a certificate dated as of the Effective Date as to the incumbency and signature of the President of Borrower and/or any other authorized officer signing this Agreement or authorized to execute and deliver the Note on behalf of Borrower;

         (d) Borrower shall have executed and delivered the Note to Lender;

         (e) Borrower shall have delivered to Lender appropriate Financing Statements covering the Collateral, duly executed by Borrower for each jurisdiction as Lender shall have specified, and security agreements and such other documents and statements, duly executed by Borrower, as may be required to perfect a security interest in the Collateral;

         (f) Borrower shall have fulfilled and complied in all respects with each and every obligation, covenant, term and condition of this Agreement which are then required to be fulfilled and complied with by it;

         (g) Counsel to Borrower shall have delivered to Lender an opinion in form and substance satisfactory to Lender;

         (h) Borrower shall have delivered to Lender a certificate of good standing from its state of incorporation and every jurisdiction in which Borrower is required to be qualified as a foreign corporation to transact business;

         (i) The Forbearance Letter in form and substance satisfactory to Lender shall have been executed and delivered to Lender.

     4.2 Advances. The agreement of Lender to make any Advances after the Effective Date hereunder is subject to satisfaction of the following conditions precedent:

         (a) Lender shall have timely received a Funding Request as required under Article 2.3 hereof;

         (b) Borrower shall have delivered to Lender a certificate, dated as of the date of the Advance, of the President and Chief Financial Officer of Borrower certifying compliance with all covenants and agreements herein then required to be or to have been complied with by it, the absence of any Event of Default which has occurred and is continuing (not including any Event of Default which has been waived or is otherwise subject to a forbearance agreement) and the truth of all representations and warranties herein with the same effect as though made on and as of such date, except to the extent such representations and warranties specifically relate to an earlier date; and

         (d) There shall have been no material adverse change in the business, financial condition, results or operations of Borrower since the Effective Date and the Borrower shall have delivered to Lender a certificate to such effect, dated the date of the Advance, executed on behalf of Borrower by its President and Chief Financial Officer.

             ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF BORROWER

     Except as disclosed in a document referring specifically to the representations and warranties in this Agreement which reasonably identifies an exception to a representation and warranty in this Agreement and which is delivered by Borrower to Lender prior to the execution of this Agreement (the "Borrower Disclosure Schedule"), Borrower represents and warrants to Lender as of the Effective Date and the date of each Advance:

     5.1 Due Incorporation and Good Standing. Borrower is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Borrower is duly qualified to do business as a foreign corporation and is in good standing in every jurisdiction in which the nature of its business requires it to be so qualified or where the ownership of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not materially adversely affect the Business or the enforceability of this Agreement or the Note or the ability of Borrower to perform its Obligations hereunder.

     5.2 Due Authorization and No Conflict. The execution, delivery and performance by Borrower of this Agreement and the transactions contemplated hereby, including the Note and security interests contemplated hereunder, are within Borrower's corporate powers, have been duly authorized by all necessary corporate action, do not contravene Borrower's certificate of incorporation or by-laws, any law, rule or regulation applicable to Borrower, any contractual restriction contained in any indenture, loan or credit agreement, lease, mortgage, security agreement, bond, note, or other agreement or instrument binding on or affecting Borrower or its property or any order, writ, judgment, award, injunction or decree binding on or affecting Borrower or its property. This Agreement has been duly executed and delivered on behalf of Borrower.

     5.3 Government and Other Consents. Except for (i) the filing of Financing Statements required to perfect the security interests granted hereunder, or
(ii) the consent of Coast, which consent has been obtained, no authorization, consent, approval or other action by, and no registration, qualification, designation, declaration, notice to or filing with, any governmental authority or other Person is or will be necessary in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, the consummation of the transactions herein contemplated, or performance of or compliance with the terms and conditions hereof, to ensure the legality, validity or enforceability hereof.

     5.4 Enforceability. This Agreement has been validly executed and delivered by Borrower and constitutes the legal, valid and binding obligation of Borrower enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws relating to or affecting creditors' rights generally and by equitable principles.

     5.5 Priority of Liens. Other than Permitted Liens listed on Schedule 5.5 hereto, Borrower owns the Collateral free and clear of all Liens subject to the rights and interests granted Lender herein, and upon perfection of Lender's security interest in the Collateral, Lender will have a security interest in and lien on the Collateral superior in right of preference to all other Liens other than Permitted Liens.

     5.6 Financial Statements. The Financial Statements of Borrower contained in the SEC Filings are true, complete and correct in all material respects, have been prepared in accordance with GAAP, consistently applied, and present fairly the financial condition of Borrower as of said dates and the results of Borrower's operations for the periods then ended.

     5.7 No Litigation. Other than as disclosed in the SEC Filings, there are no actions, suits or proceedings at law or in equity or by or before any governmental authority now pending or, to the knowledge of Borrower, threatened against or affecting Borrower or any property or rights of Borrower which purport to challenge the legality, validity or enforceability of this Agreement or which may materially impair the ability of Borrower to carry on business substantially as now being conducted or which may materially and adversely affect the condition (financial or otherwise), operations or properties of Borrower.

     5.8 Contracts; Indebtedness.

         (a) True, complete and correct copies of all material contracts and agreements of Borrower have heretofore been furnished or made available to Lender. Other than as set forth in Schedule 5.8(a), all such material contracts and agreements are in full force and effect and enforceable in accordance with their respective terms, and, to Borrower's knowledge, the parties thereto other than Borrower have complied, and are complying, with all of their material obligations and are not in material violation or default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a material violation of or default under) any of such material contracts or agreements. Other than as set forth in Schedule 5.8(a), Borrower is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any material contract to which it is a party or by which it or any of its properties or assets is bound. For purposes of this Agreement, "material contract" means any material contract, whether or not made within the ordinary course of business, within the meaning of Item 601 (10) of Regulation S-K under the Securities Act of 1933, as amended, or which is described in the SEC Filings.

         (b) True, complete and correct copies of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments pursuant to which any Indebtedness of Borrower is outstanding or may be incurred have heretofore been furnished to or made available to Lender. "Indebtedness" shall mean, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid,
(d) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (e) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (f) all capitalized lease obligations of such person,
(g) all obligations of others secured by any lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (h) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (i) all letters of credit issued for the account of such person and (j) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

     5.9 Accuracy of Information. All certificates, reports, financial statements and similar writings furnished by or on behalf of Borrower to Lender at any time pursuant to any requirement of, or in response to any written request of Lender or its agents under, this Agreement or any transaction contemplated hereby, have been, and all such certificates, reports, financial statements and similar writings hereafter furnished by Borrower to Lender will be, true, complete and accurate in every respect material to the transactions contemplated hereby on the date as of which any such certificate, report, financial statement or similar writing was or will be delivered, and taken as a whole, as of such date of delivery, such materials shall not omit to state any material facts or any facts necessary to make the statements contained therein not materially misleading.

     5.10 Margin Regulations. Borrower is not engaged, principally or as one of its important activities, in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin stock" (as each of the quoted terms is defined or used in Regulation G, T, U or X). No part of the proceeds of any of the Advances will be used for so purchasing or carrying margin stock or for any purpose which violates, or which would be inconsistent with, the provisions of Regulation G, T, U or X.

     5.11 Taxes. Other than as disclosed in Schedule 5.11, Borrower has filed or caused to be filed all federal, state and local tax returns which are required to be filed by it, and has paid or caused to be paid all taxes shown to be due and payable on such returns or on any assessments received by it, other than any taxes or assessments, the validity of which are being contested in good faith by appropriate proceedings and with respect to which the Borrower has set aside adequate reserves on its books in accordance with GAAP.

     5.12 ERISA. Other than as disclosed in Schedule 5.12, Borrower does not currently maintain or contribute to, nor has it ever maintained or contributed to, any "employee benefit plan," as such term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to which the Company is required to file Internal Revenue Service Form 5500, and the Company does not currently contribute to, nor has it ever contributed to, any "multiemployer plan," as that term is defined in Section 3 of ERISA.

     5.13 Compliance with Applicable Laws.

         (a) Borrower has in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no material default under any such Permit. Borrower is in material compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity.

         (b) Borrower is, and has been, in material compliance with all applicable "Environmental Laws". The term "Environmental Laws" means any federal, state or local statute, code, ordinance, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree, directive, injunction or other authorization, including the requirement to register underground storage tanks, relating to: (i) "Releases" (as defined below) or threatened Releases of "Hazardous Material" (as defined below) into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; or (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material.

         (c) During the period of ownership or operation by Borrower of any of its current or previously owned or leased properties, there have been no Releases of Hazardous Material in, on, under or affecting such properties or any surrounding site, and Borrower has not disposed of any Hazardous Material or any other substance in a manner that could reasonably be anticipated to lead to a Release. To the best of the Borrower's knowledge, prior to the period of ownership or operation by Borrower of any of its current or previously owned or leased properties, no Hazardous Material was generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, such current or previously owned properties, and there were no Releases of Hazardous Material in, on, under or affecting any such property or any surrounding site. The term "Release" has the meaning set forth in 42 U.S.C. Section 9601(22). The term "Hazardous Material" means (i) hazardous materials, pollutants, contaminants, constituents, medical or infectious wastes, hazardous wastes and hazardous substances as those terms are defined in the following statutes and their implementing regulations: the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. Section 9601 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq. and the Clean Air Act, 42 U.S.C. Section 7401 et seq., (ii) petroleum, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof,
(iv) asbestos and/or asbestos-containing material, (v) radon and (vi) PCBs, or materials or fluids containing PCBs.

     5.14 Intellectual Property Matters. Except as set forth in Schedule 5.14 or in the SEC Filings, (i) Borrower owns or has the right to use, free and clear of all Liens, charges, claims and restrictions, all know-how, processes, patents, patent applications, trade secrets, confidential information, trademarks and service marks (and registrations and applications therefor), trade names, copyrights (and registrations and applications therefor), licenses, proprietary rights and other rights and information materially necessary to its business as heretofore or now conducted or under development (the "Borrower Intellectual Property Rights"), (ii) there is no litigation, threatened or pending, related to the Borrower Intellectual Property Rights, and (iii) the Borrower Intellectual Property have been properly maintained and are valid and subsisting. Borrower is not infringing upon or otherwise acting adversely to any actual or claimed know-how, process, patent, trade secret, trademark, service mark, trade name, copyright, information, proprietary right or other right of any person. There are no outstanding options, licenses or agreements of any kind relating to any Borrower Intellectual Property Rights in favor of any third party (other than license agreements on Borrower's standard form entered into in the ordinary course of business).

Borrower has not received any communications alleging that Borrower has violated or, by conducting its business as now conducted or currently proposed to be conducted by Borrower, would violate any patent, trade secret, trademark, service mark, trade name, copyright, license, information, proprietary right or other right of any other person or entity, and, to the best of Borrower's knowledge, there is no basis for any such allegation. Borrower has taken reasonable steps to protect its trade secrets and confidential information. Other than as set forth in the SEC Filings, there is no actual or threatened infringement or adverse use of Borrower's rights to or in any material know-how, processes, trade secrets, trademarks, service marks, trade names, copyrights, licenses, information, proprietary rights or other material rights of Borrower. To the best of Borrower's knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of Borrower's business as now conducted or under development by Borrower, will conflict with or result in a material breach of the terms, conditions or provisions of, or constitute a material default under or a material violation of, any fiduciary duty or any contract, covenant or instrument under which any of Borrower's employees is now obligated.

                       ARTICLE 6 - COVENANTS OF BORROWER

     6.1 Affirmative Covenants. From the Effective Date until the Collection Date, Borrower will, unless Lender shall otherwise consent in writing:

         (a) Use of Proceeds. Use the proceeds of the Advances (i) as to the Initial Advance, to pay necessary and reasonable operating expenses required to keep it operating as a going concern through the Termination Date, and (ii) as to any subsequent Advance, only for the purposes set forth in the applicable Funding Request. Borrower shall deposit the proceeds of the Initial Advance and any subsequent Advance at the bank, and in the account, set forth on Schedule 6.1(a) (the "Borrower Bank Account"). Borrower shall maintain the proceeds of the Initial Advance and any subsequent Advance in the Borrower Bank Account until such time as such proceeds are utilized in accordance with the purposes set forth herein or in the applicable Funding Request, as the case may be.

         (b) Compliance with Laws, Etc. Comply in all material respects with all applicable laws, rules, regulations and orders with respect to it, its business and properties.

         (c) Preservation of Corporate Existence. Preserve and maintain its corporate existence, rights, franchises and privileges in the jurisdiction of its incorporation, and qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where the nature of its business requires it to be so qualified or where the ownership of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not materially adversely affect the enforceability of this Agreement and any Note, the business, properties, operations, profits or condition (financial or otherwise) of Borrower or the ability of Borrower to perform its obligations hereunder.

         (d) Keeping of Records and Books of Account. Maintain and implement administrative and operating procedures (including, without limitation, an ability to recreate records evidencing accounts receivable in the event of the destruction of the originals thereof) and keep and maintain, all documents, books, records and other information reasonably necessary or advisable for the collection of all accounts receivable (including, without limitation, records adequate to permit the daily identification of all collections of and adjustments to each account).

         (e) Location of Records. Keep its chief place of business and chief executive office, and the offices where it keeps the records, at the address of Borrower referred to in Schedule 3.5 hereto and notify lender 60 days in advance prior to a change of Borrower's principal executive office or in the location of any Collateral.

         (f) Accounts. Collect its accounts and sell its inventory only in the ordinary course of business.

         (g) Maintenance of Properties. Maintain its inventory, equipment, real estate and other properties, whether owned or leased, in good condition and repair (normal wear and tear excepted), and will pay and discharge or cause to be paid and discharged, when due, the cost of repairs to or maintenance of the same.

         (h) Insurance. Insure and keep insured with reputable insurance companies so much of its properties as presently maintained by Borrower.

         (i) Taxes. File or cause to be filed all federal, state and local tax returns which are required to be filed by it. Borrower shall pay or cause to be paid all taxes shown to be due and payable on such returns or on any assessments received by it, other than any taxes or assessments, the validity of which are being contested in good faith by appropriate proceedings and with respect to which Borrower shall have set aside adequate reserves on its books in accordance with GAAP and which proceedings could not reasonably be expected to have a material adverse effect on the ability of the Borrower to perform its obligations hereunder.

         (j) Reporting Requirements of Borrower. From the Effective Date until the Collection Date, will furnish to Lender:

            (i) as soon as available and in any event within 30 days after the end of each fiscal quarter of Borrower, balance sheets of Borrower as of the end of such quarter, and (to the extent available) statements of income and retained earnings of Borrower for the period commencing at the end of the previous fiscal quarter and ending with the end of such quarter, certified by the chief financial officer, chief accounting officer or treasurer of Borrower;

            (ii) as soon as possible and in any event within five Business Days after the occurrence of each Event of Default or Unmatured Event of Default, the statement of the chief financial officer, chief accounting officer or treasurer of Borrower setting forth details of such

Event of Default or Unmatured Event of Default and the action which the Borrower proposes to make with respect thereto;

            (iii) promptly from time to time, such other information, documents, records or reports respecting the accounts or the conditions or operations, financial or otherwise, of Borrower as Lender may from time to time reasonably request in order to protect the interests of Lender under or as contemplated by this Agreement.

         (k) Performance of Obligations. Perform, pay and discharge, as and when due, all of Borrower's obligations (both monetary and non-monetary) (i) under this Agreement; and (ii) under any agreement that encumbers any part of the Collateral if (as to ii) the failure to do so could result in a material adverse effect on the properties, operations, profits or condition (financial or otherwise) of Borrower.

         (l) Material Adverse Changes. Immediately notify Lender of (i) the occurrence or likely occurrence of any event which causes or could reasonably be expected to cause (A) a material adverse effect on the properties, operations, prospects, profits or condition (financial or otherwise) of Borrower; (B) any representation, warranty made by Borrower hereunder to be untrue, incomplete or misleading in any material respect; or (C) the occurrence of any other Event of Default or Unmatured Event of Default hereunder or of any other development, financial or otherwise, which might reasonably be expected to materially adversely affect its Business, properties or affairs or the ability of Borrower to repay the Obligations; (ii) the institution of, or the issuance of any order, judgment, decree or other process in, any litigation, investigation, prosecution, proceeding or other action by any governmental authority or other Person against Borrower or related to the Business and that does, or could reasonably be expected to, have a material adverse effect on the properties, operations, profits or condition (financial or otherwise) of Borrower; (iii) any material casualty to any property of Borrower, whether or not insured; and (iv) any change of Borrower's directors.

         (m) Business. Maintain the general character of Borrower's Business in which it is engaged as of the Effective Date.

         (n) Patents. As soon as practicable following the execution of this Agreement, shall pay the maintenance fees with respect to, and take all other necessary action to revive, U.S. Patent No.5,124,797. Borrower shall take all necessary action to maintain the effectiveness of all patents owned by Borrower or used or to be used in the Business.

         (o) Indemnification. Borrower hereby indemnifies and agrees to protect, defend and hold harmless Lender and Lender's directors, officers, employees, agents, attorneys and shareholders from and against any and all losses, damages, expenses or liabilities of any kind or nature from any suits, claims, or demands, including counsel fees incurred in evaluating or defending any such claim, suffered by any of them and caused by, relating to, arising out of, resulting from, or in any way connected with this Agreement or the Note and any transaction contemplated therein. If Borrower shall have knowledge of any claim or liability hereby indemnified against, it shall promptly give written notice thereof to Lender. Lender shall promptly give Borrower written notice of all suits or actions instituted against Lender, and Borrower shall timely proceed to defend any such suit or action. Lender shall also have the right, at the expense of Borrower, to participate in, or at Lender's election, assume the defense or prosecution of such suit, action or proceeding, and in the latter event Borrower may employ counsel and participate therein. Lender shall have the right to adjust, settle, or compromise any claim, suit, or judgment. The right of Lender to indemnification under this Agreement shall extend to any money paid by Lender in settlement or compromise of any such claims, suits, and judgments in good faith. THIS COVENANT SHALL SURVIVE PAYMENT OF THE OBLIGATIONS AND THE TERMINATION OR SATISFACTION OF THIS AGREEMENT.

     6.2 Negative Covenants. From the Effective Date until the Collection Date, Borrower will not, without the written consent of Lender:

         (a) Debts, Liens and Encumbrances. Create, assume or permit to exist any mortgage, lien, pledge, charge, security interest or other encumbrance upon any of the Collateral, or any of its other properties or assets, whether now owned or hereafter acquired other than (i) security interests with respect to money borrowed from Lender; and (ii) Permitted Liens.

         (b) Transfer of Collateral. Other than with respect to Permitted Liens, transfers between the entities constituting Borrower and sales of assets in the ordinary course of business, sell, enter into an agreement of sale for, convey, lease, assign, transfer, pledge, grant a security interest, mortgage or lien in, or otherwise dispose of the Collateral or its assets.

         (c) Stock, Merger, Consolidation, Etc. Sell any shares of any class of its capital stock to any Person other than Lender or consolidate with or merge into or with any Person other than Lender, or purchase or otherwise acquire all or substantially all of the assets or capital stock, or other ownership interest of, any Person or sell, transfer, lease or otherwise dispose of all or substantially all of its assets to any Person other than Lender, or enter into any agreement or make any public announcement with respect to any of the foregoing, except for the conveyances of a security interest in favor of Lender as expressly permitted under the terms of this Agreement.

         (d) Change in Corporate Name. Make any change to its corporate name or use any trade name, fictitious names, assumed names or "doing business as" names.

         (e) Guarantees. Other than cross-guarantees between the entities constituting Borrower, guarantee, endorse or otherwise be or become contingently liable (including by agreement to maintain balance sheet tests) in connection with the obligations of any other Person, except endorsements of negotiable instruments for collection in the ordinary course of business and reimbursement or indemnification obligations in favor of Lender as provided for under this Agreement.

         (f) Limitation on Transactions with Affiliates. Other than transactions between the entities constituting Borrower or transactions at arms' length in the ordinary course of business, enter into, or be a party to, any transaction with any Affiliate.

         (g) Charter and By-Laws. Amend or otherwise modify its certificate of incorporation or by-laws in any manner.

         (h) Limitation on Investments. Other than investments between the entities constituting Borrower, make or suffer to exist any loans or advances to, or extend any credit to, or make any investments (by way of transfer of property, contributions to capital, purchase of stock or securities or evidences of indebtedness, acquisition of the business or assets, or otherwise) in, any Affiliate or any other Person.

         (i) Capital Expenditures. Expend, or be committed to expend, in excess of $50,000 in the acquisition of fixed assets from the Effective Date until the Collection Date.

         (j) Licenses and Government Approvals. Fail to maintain in full force and effect or fail to be in material compliance with (or permit its officers, directors or shareholders to fail to maintain or fail to be in material compliance with) any permit or license necessary or desirable in connection with Borrower or the Business.

         (k) Ordinary Course. Alter or amend any material provision of, or terminate or permit termination of any agreement integral or necessary to the Business, or in any manner conduct the Business other than in ordinary course.

         (l) Indebtedness. Incur, create, assume, or permit to exist any indebtedness except (i) the indebtedness under this Agreement and the Note,
(ii) the indebtedness existing on the dates shown on Schedule 6.2 hereto and
(iii) as between the entities constituting Borrower.

                              ARTICLE 7 - DEFAULT

     7.1 Events of Default. The occurrence of any one or more of the following events, conditions or state of affairs shall constitute an Event of Default hereunder and under the Note:

         (a) Borrower shall fail to pay as and when due any principal or interest hereunder or under the Note, or use the proceeds of the Advances in violation of Article 6.1(a);

         (b) Borrower shall fail to observe or perform any Obligation or any covenant to be observed or performed by it hereunder or under the Note or in any other agreement between Lender and Borrower;

         (c) Borrower shall default after the date hereof in the payment or performance of any material obligation or material Indebtedness to another Person whether now existing or hereafter incurred including, without limitation, any event of default as defined in the Coast Agreement which is not then subject to Coast's forbearance under the terms of the Forbearance Letter;

         (d) Any material statement, certificate, report, representation or warranty made or furnished by Borrower in this Agreement or in compliance with the provisions hereof shall prove to have been false or misleading in any material respect at the time when made, deemed made or furnished;

         (e) (i) Any money judgment, writ or warrant of attachment or similar process involving an amount in excess of U.S. $50,000 shall be entered or filed against Borrower or any of its assets or properties and shall remain undischarged for a period of 30 days, or (ii) any judgment or order of any court or administrative agency awarding damages under the federal securities laws or in any action seeking reimbursement, indemnification or contribution with respect to payment of any such claim;

         (f) Borrower shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of its property, (ii) be unable, or admit in writing inability, to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent, (v) file a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, (vi) take corporate action for the purpose of effecting any of the foregoing, or (vii) have an order for relief entered against it in any proceeding under the United States Bankruptcy Code;

         (g) An order, judgment or decree shall be entered, without the application, approval or consent of Borrower by any court of competent jurisdiction, approving a petition seeking reorganization of Borrower or appointing a receiver, trustee or liquidator of Borrower or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of 30 consecutive days;

         (h) If (i) any person or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the rules and regulations promulgated thereunder other than Lender shall have acquired beneficial ownership (within the meaning of Rule 13d-3 of the 1934
Act), directly or indirectly, of securities of the Company (or other securities convertible into such securities) representing twenty percent (20%) of the combined voting power of all securities of the Company entitled to vote in the election of directors (hereinafter called a "Controlling Person"); or (ii) a majority of the Board of Directors of the Company shall cease for any reason to consist of (A) individuals who on December 10, 1996 were serving as directors of the Company and (B) individuals who subsequently become members of the Board if such individuals' nomination for election or election to the Board is recommended or approved by a majority of the

Board of Directors of the Company. For purposes of clause (i) above, a person or group shall not be a Controlling Person if such person or group holds voting power in good faith and not for the purpose of circumventing this Section 7.1(h) as an agent, bank, broker, nominee, trustee, or holder of revocable proxies given in response to a solicitation pursuant to the 1934 Act, for one or more beneficial owners who do not individually, or, if they are a group acting in concert, as a group have the voting power specified in clause (i);

         (i) This Agreement shall cease for any reason to be in full force and effect or shall be declared to be null and void or unenforceable in whole or in part;

         (j) There shall occur any material adverse change in the business, properties, operations or condition (financial or otherwise) of Borrower;

         (k) Other than Permitted Liens or Liens in favor of Lender or Liens otherwise consented to in writing by Lender, imposition of any Lien or series of Liens against Borrower or any of the Collateral whether by operation of law or by consent except where the result of such Lien does not have a material adverse effect on the properties, operations, profits or condition (financial or otherwise) of Borrower; or

         (l) Borrower shall cease to conduct its Business substantially as it is conducted as of the Effective Date, or Borrower shall change the nature of its Business.

     7.2 Remedies on Default. Upon the occurrence of an Event of Default:

         (a) In addition to the rights specifically granted hereunder or now or hereafter existing in equity, at law, by virtue of statute or otherwise (each of which rights may be exercised at any time and from time to time), Lender may at its election forthwith declare all principal and interest to be immediately due and payable, without protest, demand or other notice (which are hereby expressly waived by Borrower). Upon the occurrence of an Event of Default specified in Article 7.1(f) or (g) above, all obligations, including all principal and interest, shall be immediately due and payable without any declaration by Lender.

         (b) Lender shall have all the rights of a secured creditor under the Uniform Commercial Code.

         (c) Borrower will pay, as part of the Obligations secured hereunder, Lender's administrative fees and all other amounts (including but not limited to Lender's attorneys' and other professional fees) paid by Lender: (i) for taxes, levies and insurance on, or maintenance of, the Collateral; and (ii) in taking possession of, disposing of, or preserving such Collateral.

         (d) Borrower hereby designates and appoints Lender and its designees or agents as attorneys-in-fact of Borrower upon the occurrence and continuation of an Event of Default, irrevocably and with power of substitution, with authority to sign Borrower's name on any

Financing Statements relating to the Collateral; to endorse the name of Borrower on any notes, acceptances, checks, drafts, money orders or other evidence of payment or proceeds of the Collateral that come into Lender's possession; to sign the name of Borrower on any invoices, documents, drafts against and notices to account debtors of Borrower, assignments and request for verification of accounts; to execute proofs of claim and loss; to execute any endorsements, assignments or other instruments of conveyance or transfer; and to do any and all acts and things necessary or advisable in the sole discretion of Lender to carry out and enforce this Agreement. All acts of said attorney or designee are hereby ratified and approved and said attorney or designee shall not be liable for any acts of commission or omission, nor for any error of judgment or mistake of fact or law. This power of attorney being coupled with an interest is irrevocable while any of the Obligations shall remain unpaid or Lender has any obligation or ability to make Advances hereunder.

         (e) Any cash proceeds of sale, lease or other disposition of Collateral upon an Event of Default shall be applied in the following order:
(i) to Lender's costs; (ii) to the payment of interest due pursuant to this Agreement or the Note; (iii) to the payment of principal due pursuant to this Agreement or the Note; and (iv) any surplus then remaining to Borrower or whomever may be lawfully entitled thereto.

         (f) The remedies provided herein or in the Note or otherwise available to Lender at law or in equity shall be cumulative and concurrent, and may be pursued singly, successively or together at the sole discretion of Lender, and may be exercised as often as occasion therefor shall occur; and the failure to exercise any such right or remedy shall in no event be construed as a waiver or release of the same.

                           ARTICLE 8 - MISCELLANEOUS

     8.1 Amendments, Etc. No amendment to or waiver of any provision of this Agreement nor consent to any departure by Borrower, shall in any event be effective unless (a) the same shall be in writing and signed by Lender and Borrower (with respect to an amendment) or Lender (with respect to a waiver or consent by it) or Borrower (with respect to a waiver or consent by it), as the case may be, and such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. This Agreement contains a final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement (together with the Schedules hereto) among the parties hereto with respect to the subject matter hereof, superseding all prior oral or written understandings.

     8.2 Notices, Etc. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including communication by facsimile copy) and mailed, return receipt requested, transmitted or delivered, as to each party hereto, at its address or facsimile number set forth under its name on the signature pages hereof or at such other address as shall be designated by such party in a written notice to the other parties. All such notices and communications shall be effective, upon receipt, or in the case of delivery by mail, five days after being deposited in the mails, or, in the case of notice by facsimile copy, when verbal communication of receipt is obtained.

     8.3 Binding Effect; Assignability. This Agreement shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and permitted assigns (which successors of Borrower shall include a trustee in bankruptcy). Borrower may not assign any of its rights and obligations hereunder or any interest herein without the prior written consent of Lender. Lender may assign at any time its rights and obligations hereunder and interests herein to any other Person without the consent of Borrower. Borrower hereby consents to the foregoing and agrees to cooperate with any such Person electing to exercise Lender's rights under this Agreement. This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms, and shall remain in full force and effect until such time as the Collection Date shall occur; provided, however, that the rights and remedies with respect to any breach of any representation and warranty or covenant made by the Borrower pursuant to Article 5 and Article 6 shall be continuing and shall survive until all Obligations are satisfied in full.

     8.4 GOVERNING LAW; WAIVER OF JURY TRIAL. THIS AGREEMENT AND THE NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA WITHOUT REGARD TO CONFLICT OF LAWS. BORROWER HEREBY AGREES TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE COMMONWEALTH OF PENNSYLVANIA FOR THE COUNTY OF YORK AND THE UNITED STATES DISTRICT COURT OF THE MIDDLE DISTRICT OF PENNSYLVANIA AND WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO BORROWER AT THE ADDRESS SET FORTH ON THE SIGNATURE PAGE HEREOF AND SERVICE SO MADE SHALL BE DEEMED TO BE COMPLETED FIVE (5) DAYS AFTER THE SAME SHALL HAVE BEEN DEPOSITED IN THE U.S. MAILS, POSTAGE PREPAID. BORROWER HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE BETWEEN BORROWER AND LENDER ARISING OUT OF, CONNECTED WITH, RELATED TO, OR INCIDENTAL TO THE RELATIONSHIP BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT. INSTEAD, ANY DISPUTE RESOLVED IN COURT WILL BE RESOLVED IN A BENCH TRIAL WITHOUT A JURY. WITH RESPECT TO THE FOREGOING CONSENT TO JURISDICTION, LENDER HEREBY WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS, AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT. NOTHING IN THIS ARTICLE 8.4 SHALL AFFECT THE RIGHT OF LENDER TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AFFECT THE RIGHT OF LENDER TO

BRING ANY ACTION OR PROCEEDING AGAINST BORROWER OR ITS PROPERTY IN THE COURTS OF ANY OTHER JURISDICTION.

     8.5 Execution in Counterparts; Severability. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

     8.6 Joint and Several Liability. Each entity constituting Borrower hereby unconditionally and absolutely guarantees to and for the Lender the due performance, including without limitation the prompt payment when due or within any applicable grace period, whether at stated maturity, by acceleration or otherwise and at all times thereafter, of any and all Obligations of Borrower owed to the Lender irrespective of (a) any lack of enforceability of any Obligation, (b) any change of the time, manner, place of payment, or any other term of any Obligation, (c) any exchange, release or non-perfection of any collateral securing payment of any Obligation, (d) any law, regulation or order of any jurisdiction affecting the genuineness, validity, or rights of the Lender with respect to the Obligations or any instruments evidencing any of the Obligations, or (e) any other circumstance which might otherwise constitute a defense to or discharge of an entity constituting Borrower. Each entity constituting Borrower agrees that its obligations hereunder are irrevocable; that a separate action or actions may be brought and prosecuted against it regardless of whether the other entity constituting Borrower is joined in any such action or actions; and that it waives the benefit of any statute of limitations affecting its liabilities hereunder or the enforcement hereof.

     Each entity constituting Borrower agrees that its obligations as a guarantor shall not be impaired, modified, changed, released, or limited in any manner whatsoever by any impairment, modification, change, release or limitation of the liability of the other's estate in bankruptcy, resulting from the operation of any present or future provision of the bankruptcy laws or other similar statute, or from the decision of any court in a bankruptcy proceeding.

     This is a continuing guarantee and shall remain in full force and effect and be binding upon each entity constituting Borrower, their respective successors and assigns until payment in full of all of the Obligations and no partial payment hereunder shall entitle either of them, by subrogation or otherwise, to any payment by the other out of its property.

     Each entity constituting Borrower hereby waives all notices of any character whatsoever with respect to this guarantee and the Obligations, including but not limited to notice of the acceptance hereof and reliance hereon, of the present existence or future incurring of any Obligations, of the amounts, terms and conditions thereof, and of any defaults thereon and further waives the defenses of diligence, presentment for payment, protest, demand or extensions of time for payment. Each entity constituting Borrower hereby consents to the taking of, or failure to take, from time to time without notice to it, any such action of any nature whatsoever with respect to the Obligations and with respect to any rights against any person or persons or in any property, including but not limited to any renewals, extensions, modifications, postponements, compromises, settlements, substitutions, refusals or failures to exercise or enforce, indulgences, waivers, surrenders, exchanges and releases, and each such entity will remain fully liable hereon notwithstanding any of the foregoing. Each entity constituting Borrower hereby waives the benefit of all laws now or hereafter in effect in any way limiting or restricting the liability of such entity hereunder, including without limitation (a) all defenses whatsoever to such entity's liability hereunder except the defense of payment made on account of the Obligations to the Lender and such entity's liability hereunder; and (b) all right to stay of execution and exemption of property in any action to enforce the liability of such entity hereunder; and (c) all rights accorded such entity under any other statutory provisions of any other applicable jurisdiction affecting the rights of the Lender to enforce the obligations of such guarantee under this guarantee.

     Each entity constituting Borrower hereby consents and agrees that without further notice to or assent from it, the time of payment of any or all of the Obligations may be changed, any other term or condition relating to any or all of the Obligations may be changed, the other entity constituting Borrower may be discharged from any or all of the Obligations, any composition or settlement relating thereto may be consummated and accepted, and that such entity will remain bound upon this guarantee notwithstanding any or all of the foregoing.

     No failure on the part of the Lender to exercise, and no delay in exercising, any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise by the Lender of any right, power or remedy preclude any other further exercise thereof or the exercise of any other right, power or remedy. The rights and remedies provided herein shall be in addition to and not exclusive of any rights or remedies provided at law or in equity.

     IN WITNESS WHEREOF, the parties below have caused this Agreement to be duly executed by their duly authorized officers and delivered as of the day and year first above written.

                                            New Image Industries, Inc.

                                            By:  /s/ HAL ORR
                                               --------------------------------
                                            Title:   CFO
                                            Address: 2283 Cosmos Court
                                                     Carlsbad, California 92009

                                            Telephone:
                                            Facsimile:

                                            Insight Imaging Systems, Inc.

                                            By:  /s/ HAL ORR
                                               --------------------------------
                                            Title:   CFO
                                            Address: 2283 Cosmos Court
                                                     Carlsbad, California 92009

                                            Telephone:
                                            Facsimile:

                                            DENTSPLY International Inc.

                                            By:  /s/ EDWARD D. YATES
                                               --------------------------------
                                            Title:   Senior Vice President
                                            Address: 570 West College Avenue
                                                     York, Pennsylvania 17405

                                            Telephone:
                                            Facsimile:

                                SCHEDULE 2.3(b)

                            FORM OF FUNDING REQUEST

                                       BY

          NEW IMAGE INDUSTRIES, INC. AND INSIGHT IMAGING SYSTEMS, INC.

                            _________________, 199_

DENTSPLY International Inc.
570 West College Avenue
York, PA 17405

This Funding Request is provided to DENTSPLY International Inc. to evidence the desire of New Image Industries, Inc. and Insight Imaging Systems, Inc. to borrow funds under the Credit Agreement, dated as of December 24, 1996, by and between Borrower and Lender (the "Agreement"). All capitalized terms not defined herein shall have the same meaning ascribed to such terms in the Agreement.

Please transfer the amount of $_____ to [account] on [date].

The Advance shall be used only for the specific purposes and in the particular amounts as set forth on Exhibit A hereto.

Borrower hereby certifies that no Event of Default or Unmatured Event of Default under the Agreement or the Note has occurred and is continuing (other than events of default which have been waived or which are the subject of a forbearance agreement).

New Image Industries, Inc.                    Insight Imaging Systems, Inc.

By:____________________                       By:_____________________
Name:                                         Name:
Title:                                        Title:

                                SCHEDULE 2.3(c)

                                  FORM OF NOTE

   SUBJECT TO THAT CERTAIN SUBORDINATION AND INTERCREDITOR AGREEMENT EXECUTED
      BY AND AMONG COAST BUSINESS CREDIT, DENTSPLY INTERNATIONAL INC., AND
         NEW IMAGE INDUSTRIES, INC. AND INSIGHT IMAGING SYSTEMS, INC.,
                         DATED AS OF DECEMBER 24, 1996

 U.S. $3,000,000                                             December 24, 1996



FOR VALUE RECEIVED, New Image Industries, Inc., a Delaware corporation, and Insight Imaging Systems, Inc., a California corporation, with a principal place of business at 2283 Cosmos Court, Carlsbad, California 92009 (collectively, the "Maker"), hereby, promise to pay, jointly and severally, to the order of DENTSPLY International Inc. (the "Payee") the principal sum of $3,000,000 or such lesser amount as shall have been advanced and remain outstanding under the terms of the Agreement defined below (the "Principal Sum"), together with interest from the date of this Note on the unpaid balance of Principal Sum at the floating interest rate of four percent (4%) per annum in excess of the prime rate (the "Prime Rate") of interest set forth in the Money Rates Section of the New York edition of the Wall Street Journal, rounded up to the nearest one-eighth (the "Line Interest Rate") or such lesser rate permitted by applicable law, if the Line Interest Rate would violate applicable law, as follows:

1. Incorporation of the Credit Agreement. The Payee and the Maker are parties to that certain Credit Agreement (the "Agreement") dated as of December 24, 1996. The terms and conditions of the Agreement are hereby incorporated in this Note by reference and the Payee and the Maker are entitled to all rights and benefits of the Agreement.

2. Payment of Principal and Interest. Subject to Section 6 hereof, the Principal Sum shall be payable in full, together with any and all accrued interest and unpaid interest thereon, on March 25, 1997. Interest shall accrue on the principal balance of the Note from time to time at the Line Interest Rate or such lesser rate permitted by applicable law, if the Line Interest Rate would violate applicable law. All sums payable hereunder shall be payable in lawful money of the United States and shall be applied first to accrued and unpaid interest and then in payment of the Principal Sum. The Line Interest Rate shall be changed automatically on and as of the effective date of each change in the Prime Rate. Interest shall be calculated on the basis of a 360-day year, but charged for the actual number of days elapsed. Without in any way limiting Lender's rights and remedies hereunder and under the Note in the case of Events of Default, any principal payments on the Note not paid when due and, to the extent permitted by applicable law, any interest payment on the Note not paid when due, shall thereafter bear interest payable upon demand at a rate which is three percent (3%) per annum in excess of the applicable Line Interest Rate.

3. Place of Payment. The Principal Sum together with and all accrued and unpaid interest thereon shall be payable Payee's principal executive offices at 570 West College Avenue, York, PA 17405, or at such other place as Payee, from time to time, may designate in writing.

4. Prepayment. Maker shall have the right to prepay, without notice and without prepayment penalty or premium, at any time, the entire unpaid balance of the Principal Sum or any part thereof. Each prepayment of the Principal Sum shall be accompanied by accrued interest on the unpaid balance of the Principal Sum.

5. Presentment. Maker hereby waives diligence, demand, presentment for payment, protest and notice of protest, notice of acceleration, and all other notices or demands of any kind except as expressly provided herein.

6. Default and Termination Event. Upon the occurrence of any Event of Default or upon the occurrence of a Termination Event (as such terms are defined in the Agreement) prior to March 25, 1997, Payee may at its election, in addition to any other rights it may have under the Agreement or hereunder, forthwith declare all principal and interest to be immediately due and payable, without protest, demand or other notice (which are hereby expressly waived by Maker).

7. Costs and Expenses. In addition to all other sums payable under this Note, Maker also agrees to pay to Payee, on demand, all reasonable costs and expenses (including attorneys' fees and legal expenses) incurred by Payee in the enforcement of Maker's obligations under this Note.

8. Severability. If any provision of this Note is held to be invalid or unenforceable by a court of competent jurisdiction, the other provisions of this Note shall remain in full force and effect and shall be construed liberally in favor of Payee in order to effectuate the purposes and intent of this Note.

9. Governing Law. This instrument shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, excluding its conflicts of laws rules. MAKER HEREBY AGREES TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE COMMONWEALTH OF PENNSYLVANIA FOR THE COUNTY OF YORK AND THE UNITED STATES DISTRICT COURT OF THE MIDDLE DISTRICT OF PENNSYLVANIA AND WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS UPON IT AND CONSENTS THAT ALL SUCH SERVICE OF PROCESS BE MADE BY REGISTERED MAIL DIRECTED TO BORROWER AT THE ADDRESS SET FORTH ON THE SIGNATURE PAGE OF THE AGREEMENT AND SERVICE SO MADE SHALL BE DEEMED TO BE COMPLETED FIVE (5) DAYS AFTER THE SAME SHALL HAVE BEEN DEPOSITED IN THE U.S. MAILS, POSTAGE PREPAID.

10. Successors and Assigns. The provisions of this Note shall be binding upon and inure to the benefit of Maker and Payee and their respective heirs, executors or administrators and assigns. Maker may not assign any of its rights and obligations hereunder and interests herein to any other person without the consent of Payee. Payee may assign at any time its rights and obligations hereunder and interests herein to any other person without the consent of Maker. Maker hereby consents to the foregoing and agrees to cooperate with any such person electing to exercise Payee's rights hereunder.

     IN WITNESS WHEREOF, the Maker has executed this Note as of the date first above written.

                                       New Image Industries, Inc.

                                       By:_______________________
                                       Name:
                                       Title:

                                       Insight Imaging Systems, Inc.

                                       By:________________________
                                       Name:
                                       Title:

                                                                 EXHIBIT (b)(2)


                   SUBORDINATION AND INTERCREDITOR AGREEMENT

     THIS SUBORDINATION AND INTERCREDITOR AGREEMENT, dated as of December 24, 1996 (the "Agreement"), is entered into by and among COAST BUSINESS CREDIT, a Division of Southern Pacific Thrift & Loan Association ("Coast"), DENTSPLY INTERNATIONAL INC. ("Creditor"), and NEW IMAGE INDUSTRIES, INC., and INSIGHT IMAGING SYSTEMS, INC. (together, "Debtor"), with respect to the Amended and Restated Loan Agreement, dated May 22, 1996, between Coast and Debtor (the "Coast Agreement"), and the Credit Agreement, of even date herewith, by and between Creditor and Debtor (the "Credit Agreement") .

     WHEREAS, Creditor and Debtor desire to enter into the Credit Agreement, pursuant to which, upon the terms and subject to the conditions contained therein, Creditor will make available to Debtor a line of credit up to an aggregate principal amount of $3,000,000;

     WHEREAS, subject to the execution and delivery of this Agreement, Coast, to whom Debtor is indebted pursuant to the Coast Loan Documents (as hereinafter defined), will consent to the execution and delivery by Debtor of the Credit Agreement;

     WHEREAS, by a letter of even date herewith (the "Forbearance Letter"), Coast has agreed to forbear, through March 25, 1997 or such earlier date as set forth in the Forbearance Letter (the "Forbearance Period"), from exercising any of its default rights and remedies in connection with the violation of any and all covenants of which Debtor is in breach as of the date hereof and any and all covenants contained in the Coast Agreement and the Mercury Agreement which may occur subsequent to the date hereof through the Forbearance Period, but not including any default arising from failure to pay principal and interest due and payable after the date hereof (other than any payment which may be or become due as a result of a default of Debtor to comply with the Solvency Covenant (as defined in the Forbearance Letter) or any non-payment covenant);

     NOW, THEREFORE, in consideration of Coast's agreement to continue to advance credit to Debtor under the Coast Agreement, the execution by Creditor of the Credit Agreement and Coast's execution of the Forbearance Letter, Coast, Creditor and Debtor, intending to be legally bound hereby, hereby agree as follows:

     1. In addition to the other words and terms defined herein, the following words and terms used in this Agreement have the meanings ascribed to them in this Section 1:

         "Blockage Period" means the period commencing on the date of Creditor's receipt of notice from Coast that a Triggering Event has occurred, and expiring on the date which is the earliest to occur of (i) 120 days thereafter, (ii) when the Triggering Event is no longer continuing or has been waived in writing by Coast, and (iii) the termination of this Agreement in accordance with Section 7 hereof; provided that Blockage Periods shall not exceed a total of 120 days in the aggregate in any eight (8) month period.

         "Coast Collateral" means the "Collateral" as defined in the Coast Agreement.

         "Coast Indebtedness" means any and all presently existing or hereafter arising indebtedness, claims, debts, liabilities, and obligations of Debtor now or hereafter owing to Coast pursuant to the Coast Loan Documents or the Mercury Agreement, whether direct or indirect, whether contingent or of any other nature, character, or description (including all interest accruing after commencement of any case, proceeding, or other action relating to the bankruptcy, insolvency, or reorganization of Debtor, whether or not such interest is an allowable claim in any such proceeding).

         "Coast Loan Documents" means, collectively, the Coast Agreement and any and all other documents, instruments and agreements executed in connection therewith.

         "Creditor Agreements" means the agreements, instruments and documents executed by and between Creditor and Debtor which are described on Exhibit A hereto, and any and all present or future security agreements, deeds of trust or other agreements, instruments and documents entered into by and between Debtor and Creditor securing the same or encumbering any of Debtor's assets or properties.

         "Creditor Indebtedness" means the indebtedness of Debtor that, at any time and from time to time following the execution of the Creditor Agreements, may be owed by Debtor to Creditor pursuant to and/or evidenced by the Creditor Agreements, not to exceed an aggregate principal amount of $3,000,000 plus interest.

         "Creditor Line Interest Rate" means the rate of four percent (4%) in excess of the prime rate of interest set forth in the Money Rates Section of the New York edition of the Wall Street Journal, rounded up to the nearest one-eighth, or such lesser rate permitted by applicable law, if such rate would violate applicable law.

         "Letter of Intent" means the letter of intent, of even date herewith, by and between New Image Industries, Inc. ("New Image") and Creditor with respect to the acquisition of New Image by Creditor.

         "Mercury Agreement" means the loan documents assigned to Coast by Mercury on the date hereof.

         "Triggering Event" means an event of default under the Coast Agreement which has not been waived or which is not then subject to Coast's forbearance under the terms of the Forbearance Letter.

     2. Creditor (as to (a) only) and Debtor (as to (a) and (b)) represent to Coast that:

     a. Creditor and Debtor are parties to the Credit Agreement pursuant to which, upon the terms and subject to the conditions therein, Creditor will make available to Debtor a line of credit up to the aggregate principal amount of $3,000,000.

     b. Debtor agrees, and Creditor consents and acknowledges, that the face of any and all Creditor Agreements shall be permanently and conspicuously marked with the following legend: "Subject to that certain Subordination and Intercreditor Agreement executed by and among Coast Business Credit, Dentsply International Inc., and New Image Industries, Inc. and Insight Imaging Systems, Inc., dated as of December 24, 1996" and, after being so marked, copies of said agreements and instruments shall be promptly delivered to Coast. Creditor shall mark all of its books and records in such manner as to indicate that the payment and enforcement of the Creditor Indebtedness and the Creditor Agreements are subject to the terms of this Agreement.

     3. Creditor and Debtor agree with Coast that:

     a. The Creditor Indebtedness shall be and hereby is subordinated to the extent provided herein, and the payment therefor shall be deferred if and when required pursuant to the terms hereof, to any and all rights, claims, demands, indebtedness, action or causes of action of any nature whatsoever that Coast may now have, or hereafter may have against Debtor with respect to the Coast Indebtedness.

     b. No scheduled payment of interest or principal shall be made prior to the expiration of the Forbearance Period. In addition, upon the commencement of a Blockage Period, (i) Creditor's right to receive any and all payments of interest and principal on the Creditor Indebtedness shall immediately cease, notwithstanding the terms of the Creditor Indebtedness, for a period commencing on the first day of such Blockage Period and continuing for the duration of such Blockage Period and (ii) Coast shall have no obligation to make loans to Debtor under the Coast Loan Documents from and after the commencement of such Blockage Period.

     c. The Creditor Indebtedness may be secured by security interests and liens in and upon the following assets of Debtor: such of the Coast Collateral which is described in the Creditor Agreements, provided, however, as set forth below, such security interests and liens in and upon the Coast Priority Collateral (as hereinafter defined) shall be at all times junior and subordinate to all security interests and liens of Coast in and upon the Coast Priority Collateral.

        As between Coast and Creditor, and notwithstanding the terms or time of granting or perfection of any security interest or lien, the time of filing or recording of any financing statements, assignments, or any other documents, instruments, or agreements under the Uniform Commercial Code or any other applicable law, Coast shall have a first priority security interest in and lien upon the Coast Collateral (the "Coast Priority Collateral"). The lien and security interest priority provided herein shall not be altered or otherwise affected by any amendment, modification, supplement, extension, renewal, restatement, or refinancing of any of the Creditor Indebtedness or of any of the Coast Indebtedness, nor by any action or inaction which Coast or Creditor may take or fail to take in respect of any of the respective collateral.

     d. If a Triggering Event has occurred and a Blockage Period has commenced, Creditor agrees that it will not commence, prosecute or participate in any administrative, legal or equitable action against Debtor or any of the Coast Collateral or any other assets of the Debtor, or in any administrative, legal, or equitable action that might adversely affect Debtor or its interests, without Coast's prior written consent, which consent may be withheld in Coast's sole discretion for any reason, until the sooner to occur of (i) if a Triggering Event has occurred, the first day after the expiration of the Blockage Period with respect thereto, so long as on such date Coast has not yet commenced enforcement of its rights and remedies with respect to the Coast Priority Collateral; provided that if Coast has commenced enforcement of its rights or remedies, Creditor may enforce its rights and remedies at the end of the Blockage Period other than foreclosing on or collecting any of the Coast Priority Collateral, and (ii) the date that the Coast Loan Documents have been terminated and all of the Coast Indebtedness has been paid in full; provided, however, Creditor shall have the right (subject and subordinate to the Coast Loan Documents) to file a claim in any voluntary or involuntary bankruptcy or insolvency action or proceeding of Debtor.

     e. Creditor shall give Coast a copy of any notice(s) of any default or event of default under the Creditor Agreements or of any actions which Creditor intends to take with respect thereto, concurrently with the giving of such notice(s) to Debtor. Coast shall give Creditor a copy of any notice(s) of any default or event of default under the Coast Loan Documents or of any actions which Coast intends to take with respect thereto, concurrently with the giving of such notice(s) to Debtor; provided that the failure of Creditor or Coast to give such notice shall not create any liability of such party to the other or affect either party's rights under this Agreement.

     4. If Creditor, in violation of this Agreement, shall commence, prosecute or participate in any suit, action or proceeding against Debtor whenever prohibited by the terms hereof, Debtor may interpose as a defense or dilatory plea the making of this Agreement and Coast may intervene and interpose such defense or plea in Coast's name or in the name of Debtor. If Creditor shall attempt to enforce any of the Creditor Agreements whenever prohibited by the terms hereof, Coast or Debtor may by virtue of this Agreement restrain the enforcement thereof in Coast's name or in the name of Debtor. If Creditor shall obtain any assets of Debtor or the proceeds thereof whenever prohibited by the terms hereof as a result of any administrative, legal, or equitable action, or otherwise, Creditor agrees to forthwith pay, deliver, and assign to Coast any such assets or proceeds for application upon the Coast Indebtedness.

     5. Except for scheduled payments of interest and principal as and to the extent permitted by the terms of Section 3.b of this Agreement, Debtor agrees with Coast that it will not, without Coast's prior written consent (which may be withheld for any reason), pay to Creditor any sum on account of the Creditor Indebtedness provided that notwithstanding the foregoing, Debtor may, following the date on which the Letter of Intent is terminated, make principal prepayments to Creditor so long as (i) no Blockage Period is then in effect,
(ii) no Event of Default has occurred and is continuing (under the criteria set forth in Section 1 hereof under "Triggering Event") and (iii) Debtor has excess borrowing availability pursuant to the borrowing formulas in the Coast Agreement of not less than $100,000 both during the ten days prior to the contemplated payment and on the date of payment after taking into account the proposed payment.

     6. Coast may grant extensions of the time of payment or performance of the Coast Indebtedness and make compromises and settlements with Debtor and all other persons with respect to the Coast Indebtedness, and release all or any portion of the Coast Priority Collateral (subject to an obligation to use its best efforts to realize the maximum proceeds from the disposition thereof), all without the consent of Debtor or Creditor and all without affecting the agreements of Creditor or Debtor hereunder.

     7. Coast hereby consents to the Creditor Indebtedness subject to the terms and conditions of this Agreement.

     8. Coast agrees that the subordinations and relative priority agreements set forth above are expressly conditioned upon the non-voidability and perfection of the security interest to which another security interest is subordinated and if the security interest to which another interest is subordinated is not perfected or is voidable for any reason, then the subordination provided for herein shall not be effective as to the particular collateral; provided, however, that Creditor agrees that it shall not take any action to void or attempt to void a security interest granted in favor of Coast; provided further, however, notwithstanding anything to the contrary contained herein, nothing shall prevent Creditor from serving on any creditors' committee or filing a claim, or otherwise participating, in any voluntary or involuntary bankruptcy or insolvency action or proceeding of Debtor.

     9. If, at any time hereafter, Coast shall, in Coast's own judgment, determine to discontinue the extension of credit to Debtor in accordance with the terms of the Coast Loan Documents, Coast may do so. This Agreement shall continue in full force and effect until the Coast Loan Documents have been terminated and all of the Coast Indebtedness has been paid in full. Creditor and Debtor agree that, if at any time all or any part of any payment previously applied by Coast to the Coast Indebtedness is or must be returned by Coast, or recovered from Coast for any reason (including the order of any bankruptcy court), this Agreement shall automatically be reinstated to the same effect as if the prior application had not been made, and, in addition, Debtor hereby agrees to indemnify Coast against, and to save and hold Coast harmless from any required return by

Coast or recovery from Coast, of any of such payments because of its being deemed preferential under applicable bankruptcy, receivership or insolvency laws, or for any other reason.

     10. This Agreement shall be binding upon the successors and assigns of Creditor and Debtor, and shall inure to the benefit of the successors and assigns of Coast.

     11. All notices, demands, requests, consents, approvals, declarations or other communications from one party hereto to another relating to this Agreement shall be in writing and shall be delivered either in person, with receipt acknowledged, or by regular, registered, or certified United States mail, postage prepaid, or by facsimile, addressed as follows:

                           If to Coast at:

                           Coast Business Credit
                           12121 Wilshire Boulevard, Suite 1111
                           Los Angeles, CA 90025
                           Attn: Manager
                           Facsimile: 310-826-2864

                           If to Creditor at:

                           Dentsply International Inc.
                           570 West College Avenue
                           York, PA 17405
                           Attn: Patrick Clark, Esq.
                           Facsimile: 717-843-6357

                           If to Debtor at:

                           New Image Industries, Inc.
                           2283 Cosmos Court
                           Carlsbad, California 92009
                           Attn: President
                           Facsimile: 619-930-9999

or at such other address as may be substituted by notice given as herein provided. Giving or any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been duly received on the date on which personally delivered, with receipt acknowledged, or actually received via facsimile transmission, or three
(3) days after the same shall have been deposited in the United States mail.

     12. The validity of this Agreement, its construction, interpretation and enforcement, and the rights of the parties hereunder, shall be determined under, governed by, and construed in accordance with the internal laws of the State of California without regard to principles of conflicts of laws.

     13. This Agreement may be executed in one or more counterparts and by different parties on separate counterparts, each of which when so executed and delivered shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

     14. Should any provision, clause or condition of this Agreement be held by any court of competent jurisdiction to be void or unenforceable, such defect shall not affect the remainder of this Agreement.

     15. This Agreement and such other agreements, documents and instruments as may be executed in connection herewith shall be construed as the entire and complete agreement among the parties hereto and shall supersede all prior negotiations, all of which are merged and integrated herein.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                     ("Creditor")

                                     DENTSPLY INTERNATIONAL INC.

                                     By  /s/ EDWARD D. YATES
                                        ----------------------------------
                                     Title: Senior Vice President
                                           -------------------------------
                                     ("Debtor")

                                     NEW IMAGE INDUSTRIES, INC.

                                     By  /s/ HAL ORR
                                        -----------------------------------
                                     Title:  CFO
                                           --------------------------------

                                     INSIGHT IMAGING SYSTEMS, INC.

                                     By  /s/ HAL ORR
                                        -----------------------------------
                                     Title:  CFO
                                           --------------------------------
                                     ("Coast")

                                     COAST BUSINESS CREDIT, a division of
                                     Southern Pacific Thrift & Loan Association

                                     By  /s/ JOHN M. JAIMES
                                        -----------------------------------
                                     Title:  Vice President
                                           --------------------------------

             EXHIBIT A TO SUBORDINATION AND INTERCREDITOR AGREEMENT

o Credit Agreement, dated as of December 24, 1996, by and between New Image Industries, Inc. and Insight Imaging Systems, Inc. and Dentsply International Inc. (the "Credit Agreement").

o Any and all other indebtedness and liabilities arising from or relating to the Credit Agreement including, without limitation, the Notes (as defined in the Credit Agreement).

                                                                  EXHIBIT (b)(3)

DENTSPLY International Inc.

     Re: New Image
         ---------

Gentlemen:

     Reference is made to that certain Amended and Restated Loan and Security Agreement dated May 22, 1996, as amended ("Loan Agreement") among Coast Business Credit, a division of Southern Pacific Thrift & Loan Association ("Coast") on the one hand and New Image Industries, Inc. and Insight Imaging Systems, Inc. (New Image Industries, Inc. and Insight Imaging Systems, Inc. is hereinafter collectively referred to as, "Borrower") on the other hand. Borrower is in violation of its covenant under the Loan Agreement to be and continue to be solvent ("Solvency Covenant"). Coast has waived compliance by Borrower with the Solvency Covenant through January 1, 1997.

     Borrower has advised Coast that it proposes to enter into a letter of intent with DENTSPLY International Inc. (the "Letter of Intent") with respect to the acquisition of Borrower by a wholly-owned subsidiary of DENTSPLY International Inc. ("DENTSPLY"). That Letter of Intent provides, among other things, for DENTSPLY to loan to Borrower not less than $2,500,000 and not more than $3,000,000 pending the negotiation and possible execution and closing of a definitive merger agreement as contemplated in the Letter of Intent. In turn, DENTSPLY requires a security interest in the assets of Borrower, junior only to the security interest of Coast. In order for Borrower to provide the security interest to DENTSPLY, Borrower has requested Coast to purchase the claim of Mercury Partners, LLC ("Mercury") in the principal amount of $500,000. Borrower confirms that the claim of Mercury Partners, LLC in the principal amount of $500,000 is due and owing without offset, counterclaim, defense or offset.

     In consideration of the above, including without limitation, the agreement of DENTSPLY to loan not less than $2,500,000 to Borrower, Coast hereby agrees to forbear from exercising any of its default rights and remedies in connection with the violation of the Solvency Covenant and the violation of any and all other covenants of which Borrower may be in breach as of the date hereof whether contained in the Loan Agreement or in the loan documents assigned to Coast by Mercury (the "Mercury Agreement"), and any and all other covenants, whether contained in the Loan Agreement or in the Mercury Agreement documents assigned to Coast by Mercury, which may occur subsequent to the date hereof through the earlier of March 25, 1997 or (b) the date on which the Letter of Intent terminates other than by execution of a definitive merger agreement as contemplated therein ("Forbearance Period"). If for any reason the Letter of Intent terminates, DENTSPLY agrees to give Coast prompt written notice of such termination. Notwithstanding the foregoing, Coast is not forbearing from any default arising from the failure of Borrower to make any required payment to Coast of principal or interest due and payable after the date hereof (other than a payment which may be or become due and payable as a result of a default of Borrower to comply with the Solvency Covenant or any other non-payment covenant). Nothing herein shall affect the right of Coast to exercise any and all default rights and remedies after the expiration of the Forbearance Period.

     DENTSPLY confirms that in the event of a closing of a definitive merger agreement as set forth in the Letter of Intent, DENTSPLY will cause the claim of Coast against Borrower (including the claim of Mercury purchased by Coast) to be paid in full, unless Coast shall agree otherwise in writing.

     Coast acknowledges that concurrent with the execution of the Letter of Intent, Borrower and DENTSPLY will enter into a credit agreement which will provide for, among other things, the granting of a security interest in favor of DENTSPLY junior to the security interest of Coast. Coast hereby consents to the execution by Borrower of the credit agreement and the performance of its obligations thereunder.

     The obligations of Coast under this letter agreement are conditioned upon the concurrent execution of a Subordination and Intercreditor Agreement among DENTSPLY, Borrower and Coast in form and substance satisfactory to Coast and confirmation that $2,500,000 will be loaned forthwith by DENTSPLY to Borrower.


                                        Very truly yours,

                                        Coast Business Credit


                                        By:   /s/  JOHN M. JAIMES
                                              -------------------------
                                        Its:  Vice President


AGREED:


DENTSPLY INTERNATIONAL INC.

By:    /s/  EDWARD D. YATES
       ------------------------
Its:   Senior Vice President


New Image Industries, Inc.

By:    /s/  HAL ORR
       ------------------------
Its:   Chief Financial Officer


Insight Imaging Systems, Inc.

By:    /s/  HAL ORR
       ------------------------
Its:   Chief Financial Officer

                                                                  EXHIBIT (b)(4)

                          DENTSPLY International Inc.
                               570 College Avenue
                                  P.O. Box 872
                                 York, PA 17405

December 24, 1996


Mr. Dewey Edmunds, President
New Image Industries, Inc.
2283 Cosmos Court
Carlsbad, CA  92009

Gentlemen:

This will confirm our discussions with respect to the proposed acquisition of New Image Industries, Inc., a Delaware corporation ("New Image"), by DENTSPLY International Inc., a Delaware corporation ("Dentsply").

1. Structure and Price. Subject to the conditions set forth below, the transaction will be accomplished by means of either (i) a tender offer (the "Tender Offer") to be made by a wholly-owned subsidiary of Dentsply (the "Acquisition Subsidiary") for all of the issued and outstanding shares of Common Stock of New Image (the "New Image Common Stock"), conditioned on the tender of at least 51% of such shares, for a price of $2.00 per share in cash (the "Offer Consideration"), and, following completion of the Tender Offer, the merger of Acquisition Subsidiary with and into New Image pursuant to which each share of the outstanding Common Stock of New Image then owned by Acquisition Subsidiary will be exchanged for the Offer Consideration, and each option, warrant and other right to acquire a share of the Common Stock of New Image will be exchanged for the Offer Consideration less the exercise price of such option, warrant or right; or (ii) an all-cash merger of Acquisition Subsidiary with and into New Image for the price set forth above.

2. Certain Fundamental Conditions. Consummation of the proposed acquisition or the proposed tender will be subject to the following fundamental conditions:

                  (i) There are on the date hereof and there will be, at all times between the date hereof and the closing, no more than 5,479,908 outstanding shares of New Image Common Stock (plus any shares issued upon the exercise of options or other rights outstanding on the date hereof as set forth below), and no outstanding shares or rights to acquire any other class of New Image capital stock, and outstanding stock options,

New Image Industries, Inc.
Page 2
December 24, 1996

                  warrants and other rights to acquire no more than 2,045,201 shares of New Image Common Stock, and no more than 950,000 of such options, warrants and rights having an exercise price of less than $2.00, and the average of the exercise prices of such 950,000 options, warrants and other rights being not less than approximately $1 9/16;

                  (ii) due diligence review, to Dentsply's sole satisfaction, by Dentsply and its legal and financial advisors, of the business, assets, operations and liabilities of New Image, including, without limitation, environmental conditions and contingencies, pending or threatened patent and other litigation matters, accounting matters, employee benefits and other contingent liabilities;

                  (iii) negotiation and execution of definitive documentation mutually acceptable in form and substance;

                  (iv) approval of such documentation by the Boards of Directors of Dentsply and New Image;

                  (v) negotiation and execution of a Stockholder Agreement between Dentsply and each of the directors and officers of New Image who collectively own approximately 13.8% of the outstanding New Image Common Stock and options (each, a "Stockholder"), pursuant to which, among other things, such Stockholder will agree to tender his or her shares of New Image Common Stock in the Tender Offer or, if the acquisition is accomplished by means of a merger without a Tender Offer to vote such shares in favor of such merger, as the case may be, and, pending consummation of the proposed acquisition, not to sell or otherwise transfer shares of New Image Common Stock owned of record or beneficially by him or her;

                  (vi) receipt of all approvals, consents or waivers from third parties, the absence of which would, in Dentsply's reasonable judgment, be reasonably likely to be materially adverse to New Image or to the transactions contemplated by this letter;

                  (vii) receipt of all material regulatory and governmental approvals and compliance with all applicable regulatory or governmental requirements;

New Image Industries, Inc.
Page 3
December 24, 1996

                  (viii) the business and operations of New Image are conducted in the ordinary course between the date hereof and the closing date; (ix) if the proposed acquisition is accomplished by means of a Tender Offer, tender of no fewer than the number of shares representing at least 51% of the issued and outstanding shares of New Image Common Stock;

                  (x) there having been no dividends or other distributions paid with respect to the New Image Common Stock, and no increases in compensation, bonuses, loans or other payments outside the ordinary course made to any officers, directors or management employees of New Image, and no consulting, brokers', finders' or investment banking or advisory fees paid to any director or any person affiliated with New Image or affiliated with any of its directors, officers or management employees;

                  (xi) negotiation and execution of an employment agreement with Dewey F. Edmunds, mutually acceptable in form and substance;

                  (xii) the definitive documentation referred to in clause
                  (iii) above shall include covenants from Dentsply to continue complying with the agreements covered by Paragraph 5 hereof for the time period set forth therein; and

                  (xiii) the conditions set forth in subparagraphs (ii), (iii) and (v) of this Paragraph 2 will be satisfied or waived at the time the parties enter into definitive documentation.

3. Negotiation in Good Faith. Dentsply and New Image will negotiate in good faith to execute definitive documentation evidencing the proposed transaction as promptly as practicable and will cooperate fully with each other in preparing all such documentation, obtaining all necessary approvals, consents or waivers from third parties and taking reasonable steps to comply with all governmental and regulatory requirements.

4. Regulatory Filings. Dentsply and New Image will cooperate in making as promptly as practicable after the date hereof all filings and seeking all approvals which may be determined to be necessary in connection with the transactions contemplated hereby, including, without limitation, filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

5. Standstill. In the event that the proposed acquisition is not consummated, Dentsply hereby agrees that, for a period of one year from the date of this Agreement, unless New Image shall (i)

New Image Industries, Inc.
Page 4
December 24, 1996

otherwise agree in writing, (ii) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of its property, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent, (v) file a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors to take advantage of any insolvency law, or an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, (vi) take corporate action for the purpose of effecting any of the foregoing, (vii) have an order for relief entered against it in any proceeding under the United States Bankruptcy Code, (viii) have an order, judgment or decree entered, without the application, approval or consent of New Image, by any court of competent jurisdiction, approving a petition seeking reorganization of New Image or appointing a receiver, trustee or liquidator of New Image or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for a period of 60 consecutive days, or (ix) solicit Acquisition Proposals (as defined in Paragraph 7 hereof), neither Dentsply nor any of its affiliates (as such term is defined under the Securities Exchange Act of 1934, as amended (the "1934 Act")) will in any manner, directly or indirectly, (a) effect or seek, offer or propose (whether publicly otherwise) to effect, offer or participate in (A) any acquisition of any securities (or beneficial ownership thereof) or assets of New Image or any of its subsidiaries; (B) any tender or exchange offer, merger or other business combination involving New Image or any of its subsidiaries;
(C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to New Image or any of its subsidiaries; or (D) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of New Image; (b) form, join or in any way participate in a "group" (as defined under the 1934 Act) formed to accomplish any of the foregoing; (c) otherwise act, alone or in concert with others, to seek to control the management or Board of Directors of New Image; (d) take any action which might force New Image to make a public announcement regarding any of the types of matters set forth in (a) above; or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. Dentsply also agrees during such period not to request New Image (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

6. Information. During the period from the date hereof and until the earlier of the expiration of this letter as provided in Paragraph 11 below or its prior termination, Dentsply shall be provided full opportunity to examine the financial records and reports of New Image in connection with its due diligence investigation (including, without limitation, the work papers of independent certified public accountants, the financial statements for the fiscal year ended June 30, 1996 and financial projections for fiscal year 1997), leases, properties, books of account, corporate records, legal opinions and litigation-related documents and other materials and information of any kind relating to the business, assets, operations and liabilities of New Image, and the officers and

New Image Industries, Inc.
Page 5
December 24, 1996

employees of New Image shall cooperate with such examination. All information delivered pursuant to this letter shall be subject to the Confidentiality Agreement of even date herewith executed by the parties.

7. Exclusive Dealing. From the date hereof and until the earlier of the expiration of this letter as provided in Paragraph 11 below or its prior termination, New Image agrees that neither it nor any of its subsidiaries, officers, directors, or the directors and officers of its subsidiaries, nor any of its other affiliates (each, an "Affiliate") shall, and New Image shall cause its and its respective subsidiaries' and Affiliates' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by New Image or any of its subsidiaries or Affiliates and any individual member or employee of the foregoing) (each, an "Agent") not to (a) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or any equity securities of, it or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), or (b) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or (c) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal; provided, however, that New Image may, if it receives an Acquisition Proposal which was not directly or indirectly initiated, solicited or otherwise sought by New Image or by any of the individuals or entities referred to in the first sentence of this Paragraph 7, and which in the written opinion of its outside financial advisor, is superior from a financial point of view to the transactions contemplated by this letter (a "Superior Acquisition Proposal"), respond to such Superior Acquisition Proposal, if New Image has received a written opinion of its outside counsel that such response is required in order to satisfy the fiduciary duties imposed under applicable law on its Board of Directors. New Image shall immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted heretofore with respect to any of the foregoing and shall take the necessary steps to inform the individuals and entities referred to in the first sentence hereof of the obligations undertaken in this Paragraph 7. If New Image or any of its Affiliates or Agents has provided any person (other than Dentsply) with any confidential information or data relating to an Acquisition Proposal, it shall request the immediate return thereof. New Image shall notify Dentsply immediately if any inquiries, proposals or offers related to an Acquisition Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to an Acquisition Proposal are sought to be initiated or continued with, it or any individual or entity referred to in the first sentence of this Paragraph 7, and of the terms and other details of any such Acquisition Proposal or request.

New Image Industries, Inc.
Page 6
December 24, 1996

8. Expenses. Except as provided below, each of New Image and Dentsply will separately bear its own expenses, including the fees and disbursements of counsel, investment bankers and accountants, incurred in connection with this letter of intent and the transactions contemplated hereby. If New Image or any Affiliate or Agent of New Image shall fail to fulfill the obligations under Paragraph 7 above, and shall sell, or enter into an agreement which contemplates the sale of, all or any material portion of the assets or equity interests in, New Image to a third party, or the Stockholders or any of them shall enter into an agreement which contemplates such a transaction, then, in any such case, New Image shall immediately pay to Dentsply an amount equal to the out-of-pocket expenses incurred by Dentsply in connection with the transaction contemplated hereby.

9. Publicity. Upon the execution of this letter of intent, an appropriate public announcement of the proposed transaction, the form and substance of which shall have been agreed to by Dentsply and New Image, shall be made. Neither party shall make any other press release or other written public statement concerning the matters covered by this letter without the approval of the other party hereto; provided, however, that either party may, without such approval, make such press releases or other written public statements required by law, and shall consult with the other party with respect to the form and substance of such statements.

10. Non-Binding Nature. Other than Paragraphs 5, 6, 7, 8, 9, 10 and 11 hereof, this letter does not constitute a binding agreement of the parties hereto. It is understood that, promptly hereafter, the parties will strive to negotiate and execute definitive and binding documentation which will contain such terms, provisions, representations, warranties, covenants and conditions of each party, in addition to those set forth herein, (including an agreement by Dentsply to provide directors' and officers' insurance coverage for the current directors and officers of New Image with coverage limits similar to those currently in effect for the six-year period commencing on the closing of the transactions contemplated hereby) as are appropriate and customary in transactions of this nature and mutually satisfactory to Dentsply and New Image and their respective counsel.

11. Termination. This letter shall terminate on March 25, 1997, or, if earlier, on the occurrence of: (i) an event of default set forth in that certain Amended and Restated Loan and Security Agreement, dated May 22, 1996 (the "Loan Agreement"), between New Image and Coast Business Credit, a division of Southern Pacific Thrift & Loan Association ("Coast"), as to which event of default Coast has not given a written waiver or is not required to forbear under the terms of a letter agreement of even date herewith between Dentsply and Coast; (ii) the failure by New Image or any of its Affiliates or Agents to comply with the obligations set forth in Paragraph 7 hereof; or (iii) the date on which New Image shall (a) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of its property, (b) make a general assignment for the benefit of creditors, (c) be adjudicated a bankrupt or insolvent, (d) file a voluntary petition in bankruptcy, or a petition or answer seeking reorganization or an arrangement with creditors to

New Image Industries, Inc.
Page 7
December 24, 1996

take advantage of any insolvency law, or an answer admitting the material allegations of a bankruptcy, reorganization or insolvency petition filed against it, (e) take corporate action for the purpose of effecting any of the foregoing, or (f) have an order for relief entered against it in any proceeding under the United States Bankruptcy Code; (iv) the date on which an order, judgment or decree shall be entered, without the application, approval or consent of New Image by any court of competent jurisdiction, approving a petition seeking reorganization of New Image or appointing a receiver, trustee or liquidator of New Image or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed and in effect for any period of 30 consecutive days; or (v) the date on which Dentsply informs New Image in writing that it is terminating this letter of intent because it is not satisfied with its due diligence review of New Image.

12. Governing Law; Amendment. This letter shall be governed by the laws of the State of Delaware applicable to contracts made therein, without giving effect to the conflict of law provisions thereof. This letter of intent may be amended, modified, or extended only by a written agreement signed by both of the parties hereto.

New Image Industries, Inc.
Page 8
December 24, 1996

This letter is submitted in duplicate and has been executed by Dentsply. If the foregoing properly sets forth our understanding, please so indicate by signing both copies of this letter in the space provided, then retain one executed copy for your files and return the second copy to us.

Very truly yours,

DENTSPLY International Inc.

By: /s/ Edward Yates
    ---------------------------
    Senior Vice President



Accepted and agreed to this 24th
day of December, 1996.

New Image Industries, Inc.

By: /s/ Dewey F. Edmunds
    ---------------------------
    President and CEO

                                                                 EXHIBIT (b)(5)



                  MUTUAL CONFIDENTIAL NON-DISCLOSURE AGREEMENT


        This Mutual Confidential Non-Disclosure Agreement (hereinafter referred to as the "Agreement") is made this 8th day of October 1996, by and between New Image Industries, Inc. a Delaware corporation, and the other party to this agreement identified in the signature block below (each hereinafter referred to individually as "Party" or collectively as "Parties").

        WHEREAS, the Parties are engaged in discussions in contemplation of a possible business relationship; and

        WHEREAS, the Parties recognize that they may be required to disclose confidential information in such business discussions:

        NOW THEREFORE, in consideration of the above and the mutual covenants contained herein, the Parties hereto, intending to be legally bound, hereby agreed as follows:

        1. For the purpose of this Agreement, "Confidential Information" shall include any information and data of a confidential nature, including but not limited to proprietary, developmental, technical, marketing, sales, operating, performance, costs, know-how, business and process information, computer programming techniques, and all record bearing media continuing or disclosing such information and techniques which is disclosed pursuant to this Agreement.

        2. The Parties agree that disclosure and receipt of Confidential Information with one another is for the purposes set forth herein and for no other purpose and that only those employees of each Party having a need-to-know shall be privy to said Confidential Information and shall abide by the obligations of this Agreement.

        3. All Confidential Information exchanges between the Parties pursuant to this Agreement:

        (a) shall, if in written physical form, be marked "Confidential" or similarly legended by the disclosing Party before being turned over to the receiving Party;

        (b) shall, if disclosed orally, be reduced in writing and sent to the non-disclosing party within (10) working days of said disclosing;

        (c) shall not be copied or distributed disclosed, or disseminated in any way or form by the receiving Party to anyone except its own employees, who have a reasonable need to know Confidential information;

        (d) shall be treated by the receiving Party with the same degree of care to avoid disclosure to any third Party as is used with respect to the receiving Party's own information of like importance which is to be kept confidential;

        (e) shall not be used by the receiving Party for its own purposes of any other purpose except the purpose set forth above, except as otherwise expressly stated herein, without the express written permission of the disclosing Party; and

        (f) shall remain the property of and be returned to the disclosing Party (along with all copies thereof) within thirty (30) days of receipt by the receiving Party of a written request from the disclosing Party setting forth the Confidential Information to be returned, or shall be destroyed and confirmed by a certificate attesting the same.

        4. The obligation of Paragraph 3 shall not apply however to any information which:

        (a) is already in the public domain or becomes available to the public through no breach of this Agreement by the receiving Party.

        (b) was, as between disclosing Party and receiving Party lawfully in the receiving Party's possession prior to receipt from the disclosing Party;

        (c) is received independently from a third Party free from any obligation to keep said information confidential;

        (d)     is subsequently independently developed by the receiving party;
or

        (e)     is disclosed pursuant to government regulation or court order.

        5. Unless otherwise mutually agreed in writing, the receiving party's obligations hereunder with respect to each item of Confidential Information shall terminate three (3) years from the date of receipt by the receiving Party or at such earlier time when such Confidential Information enters the public domain pursuant to Section 4(a) above.

        6. Either party shall have the right to refuse to accept any information under this Agreement and nothing herein shall obligate either Party to disclose any particular information to the other party.

        7. The parties hereto shall not be obligated to compensate each other for exchanging any information under this Agreement and agree that no warranties of any kind are given with respect to Confidential Information disclosed under this Agreement as well as any use thereof, except as otherwise expressly provided herein.

        8. Neither Party shall have any obligation to enter into any further agreement with the other except as it, in its sole judgment, may deem advisable. It is understood that no patent, copyright, trademark or other proprietary right or license is granted by this Agreement. The disclosure of Confidential information and material which may accompany the disclosure shall not result in any obligation to grant the receiving Party rights therein.

        9. The Parties hereto acknowledge that this Agreement is executed and delivered in the State of California, and agree that the laws of the State of California shall govern the interpretations and enforcement, and that any legal action arising out of or in conjunction with this Agreement or any breech thereof shall be brought and prosecuted in an appropriate court of competent jurisdiction within the State of California.

        10. This Agreement represents the entire understanding and agreement of the Parties and supersedes all prior communications, agreements and understandings relating to the subject matter hereof. The provisions of this Agreement may not be modified, amended, nor waived, except by a written instrument duly executed by both Parties.

        IN WITNESS HEREOF, the Parties hereto, intending to be legally bound, have caused this Agreement to be executed by their duly authorized representative as of the date first above written.

Accept on Behalf of:                    Accepted on Behalf of:


DENTSPLY INTERNATIONAL, INC.            NEW IMAGE INDUSTRIES, INC.


/s/ M.D. HANSON                         /s/ DEWEY F. EDMUNDS
------------------------------          ------------------------------
Name:  M.D. Hanson                      Name:  Dewey F. Edmunds
Title: V.P. Corporate Planning          Title: President
Date:  October 8, 1996                  Date:  October 8, 1996

                                                                  EXHIBIT (c)(1)


                                                                  Execution Copy


                          ============================


                          AGREEMENT AND PLAN OF MERGER

                          dated as of January 27, 1997

                                  by and among

                          DENTSPLY INTERNATIONAL INC.,

                            IMAGE ACQUISITION CORP.

                                      and

                           NEW IMAGE INDUSTRIES, INC.


                          ============================

                               TABLE OF CONTENTS


ARTICLE 1 -- THE OFFER.................................................................2
         1.1      The Offer............................................................2
         1.2      Parent Action; Tender Offer Documents................................2
         1.3      Company Action.......................................................3

ARTICLE 2 -- THE MERGER................................................................4
         2.1      The Merger...........................................................4
         2.2      Effective Time.......................................................4
         2.3      Closing..............................................................5
         2.4      Effects of the Merger................................................5
         2.5      Certificate of Incorporation; By-Laws................................5
         2.6      Directors and Officers of the Surviving Corporation..................5
         2.7      Taking of Necessary Action; Further Action...........................5
         2.8      Conversion of Securities.............................................5
         2.9      Exchange of Certificates.............................................6
         2.10     Transfer of Shares After Effective Date..............................7
         2.11     Company Stock Options................................................7
         2.12     Company Warrants.....................................................8

ARTICLE 3 -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................8
         3.1      Organization and Qualification.......................................9
         3.2      Certificate of Incorporation and By-Laws.............................9
         3.3      Subsidiaries.........................................................9
         3.4      Capitalization.......................................................9
         3.5      Authority Relative to this Agreement................................10
         3.6      Commission Filings..................................................11
         3.7      No Undisclosed Liabilities..........................................12
         3.8      Absence of Certain Changes or Events................................12
         3.9      Litigation..........................................................13
         3.10     Absence of Changes in Benefit Plans.................................13
         3.11     ERISA Compliance....................................................13
         3.12     Taxes...............................................................15
         3.13     Information Supplied................................................16
         3.14     Compliance with Applicable Laws.....................................16
         3.15     State Takeover Statutes.............................................18
         3.16     Brokers; Schedule of Fees and Expenses..............................18
         3.17     Contracts; Debt Instruments.........................................18
         3.18     Title to Properties.................................................19
         3.19     Labor Matters.......................................................20
         3.20     Insurance...........................................................20

                                      (i)

         3.21     Intellectual Property Matters.......................................20
         3.22     Payments............................................................21
         3.23     Suppliers and Customers.............................................21
         3.24     Regulatory Matters..................................................22

ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES OF PARENT.................................22
         4.1      Organization and Qualification......................................22
         4.2      Authority Relative to this Agreement................................22
         4.3      Financing...........................................................23
         4.4      Ownership of Company Securities.....................................23
         4.5      Information Supplied................................................23
         4.6      Capitalization......................................................23
         4.7      Financial Advisor...................................................23

ARTICLE 5 -- CONDUCT OF BUSINESS PENDING THE MERGER...................................24
         5.1      Conduct of Business by the Company Pending the Merger...............24
         5.2      Actions by Parent and Merger Sub Pending the Merger.................26

ARTICLE 6 -- ADDITIONAL AGREEMENTS....................................................26
         6.1      Stockholder Approval; Preparation of Proxy Statement................26
         6.2      Stock Options and Warrants..........................................27
         6.3      Expenses............................................................27
         6.4      Other Actions.......................................................28
         6.5      Exclusive Dealing...................................................28
         6.6      Notification of Certain Matters.....................................29
         6.7      Access to Information...............................................30
         6.8      Antitrust Laws......................................................30
         6.9      Public Announcements................................................30
         6.10     Directors...........................................................30
         6.11     Directors' and Officers' Insurance Coverage.........................31
         6.12     Benefit Plans and Certain Contracts.................................32

ARTICLE 7 -- CONDITIONS...............................................................32
         7.1      Conditions to Obligation of each Party to Effect the Merger.........32
         7.2      Additional Conditions to Obligation of the Company..................33

ARTICLE 8 -- TERMINATION, AMENDMENT AND WAIVER........................................33
         8.1      Termination.........................................................33
         8.2      Effect of Termination...............................................34
         8.3      Amendment...........................................................34
         8.4      Extension; Waiver...................................................34

                                      (ii)

ARTICLE 9 -- GENERAL PROVISIONS.......................................................35
         9.1      Survival of Representations, Warranties and Agreements..............35
         9.2      Notices.............................................................35
         9.3      Interpretation......................................................36
         9.4      Entire Agreement; No Third Party Beneficiaries......................36
         9.5      Assignment..........................................................36
         9.6      Governing Law.......................................................36
         9.7      Counterparts........................................................36
         9.8      Specific Performance................................................37

Appendix   --     Conditions to the Offer............................................A-1



                                     (iii)

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of January 27, 1997, is by and among DENTSPLY International Inc., a Delaware corporation ("Parent"), Image Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and New Image Industries, Inc., a Delaware corporation (the "Company").

                              W I T N E S S E T H:

         WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent upon the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, in furtherance of such acquisition, Parent proposes to cause Merger Sub to make a tender offer (as it may be amended from time to time as permitted under Section 1.1 of this Agreement, the "Offer") to purchase all the issued and outstanding shares of Common Stock, par value $.001 per share, of the Company (the "Company Common Stock," the outstanding shares of Company Common Stock being hereinafter referred to as the "Shares"), at a purchase price of $2.00 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Agreement; and the Board of Directors of the Company has adopted resolutions approving the Offer and the Merger (as defined below), recommending that the Company's stockholders accept the Offer;

         WHEREAS, each of the respective Boards of Directors of Parent, Merger Sub and the Company has approved the Offer and the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Company Common Stock, other than shares owned directly or indirectly by Parent or the Company and "Dissenting Shares" (as defined in Section 2.8(d)), will be converted into the right to receive the Offer Price;

         WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent to enter into this Agreement, Parent, Merger Sub and each executive officer (as defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and director of the Company who, in each case, owns Shares or options or warrants to acquire shares of the Company Common Stock and The William W. Stevens and Virda J. Stevens Trust, a stockholder of the Company (collectively, the "Stockholder Parties"), are entering into separate stockholder agreements (the "Stockholder Agreements"), pursuant to which each such Stockholder Party is agreeing to tender all Shares owned by such person in the Offer, upon the terms and subject to the conditions set forth in such Stockholder Party's respective Stockholder Agreement; and

         WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:


                             ARTICLE 1 -- THE OFFER

         1.1      The Offer.

                  (a) Subject to the conditions set forth in the Appendix hereto, as promptly as practicable but in no event later than five business days after the date of the public announcement by Parent and the Company of the execution of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act), the Offer for any and all Shares at a price of $2.00 per share net to the seller in cash, without interest thereon, and, subject to the conditions set forth in the Appendix, consummate the Offer in accordance with its terms. The Offer shall be made by means of an Offer to Purchase having the conditions set forth in the Appendix (any of which may be waived by Merger Sub or Parent in its sole discretion). The obligations of Merger Sub to commence the Offer and to accept for payment and to pay for any Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to the conditions set forth in the Appendix.

                  (b) Parent will not, and will cause Merger Sub not to, without the prior written consent of the Company (which consent may be withheld for any reason), decrease the price per Share, or change the form of consideration payable, in the Offer, decrease the number of Shares sought in the Offer, change the conditions to the Offer from those contained in the Appendix hereto, impose additional conditions to the Offer, or amend any material term of the Offer in a manner adverse to the holders of the Shares. Subject to the terms and conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after the expiration of the Offer.

         1.2 Parent Action; Tender Offer Documents. As soon as practicable but not later than the date of commencement of the Offer, Parent shall file or cause to be filed with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"). The Schedule 14D-1 filed with the SEC, which shall contain the Offer to Purchase and a related letter of transmittal and summary advertisement (such
Schedule 14D-1 and the documents included therein pursuant to which the Offer will be made, together with any supplement or amendment thereto, are hereafter referred to as the "Offer Documents") shall comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing representation shall not apply with respect to the accuracy of information furnished in writing by the Company specifically for inclusion in the Offer Documents or which is taken, after consultation with the Company, from reports filed by the Company under the Exchange Act (provided that such information has not been superseded by information contained in reports filed by the Company under the Exchange Act subsequent thereto), which accuracy shall be the sole responsibility of the Company. Parent, Merger Sub and the Company each agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Schedule 14D-1 as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable Federal securities laws. The Company and its counsel shall be given reasonable opportunity to review the Offer Documents prior to their filing with the SEC. Parent and Merger Sub agree to provide the Company and its counsel in writing any comments Parent, Merger Sub or its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.

         1.3      Company Action.

                  (a) The Company hereby approves of and consents to the Offer and represents that the Board of Directors of the Company, at a meeting duly called and held, duly and unanimously adopted resolutions approving this Agreement, the Offer and the Merger, determining that the terms of the Offer and the Merger are fair, from a financial point of view, to, and in the best interests of, the Company's stockholders and recommending that the Company's stockholders approve and adopt this Agreement, and that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, provided, however, that any such recommendation may be amended, withdrawn or modified in accordance with the provisions of Section 6.5(b). The Company represents that its Board of Directors has received the opinion of Cleary Gull Reiland & McDevitt Inc. ("Cleary Gull") to the effect that the proposed consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view, and a complete and correct signed copy of such opinion has been delivered by the Company to Parent. The Company understands that, concurrently with the execution of this Agreement, each of the Company's directors and officers intends to execute a Stockholder Agreement with Parent and/or Merger Sub and intends to tender all Shares owned by such person pursuant to the Offer. The Company hereby approves of and consents to the execution by each Stockholder Party of such Stockholder Party's Stockholder Agreement and the consummation of the transactions contemplated thereby, including the tender of such Shares, and represents that the Board of Directors of the Company, at a meeting duly called and held, duly and unanimously adopted resolutions approving the execution of the Stockholder Agreements and the consummation of the transactions contemplated thereby.

                  (b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC and mail to the holders of Shares a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which shall reflect the recommendations described in Section 1.3(a). The Company agrees that the Schedule 14D-9, including all amendments and supplements thereto, shall comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing representation shall not apply with respect to the accuracy of information furnished in writing by Parent specifically for inclusion in the Schedule 14D-9 or taken from reports, after consultation with the Company, filed by Parent under the Exchange Act (provided that such information has not been superseded by information contained in reports filed by Parent under the Exchange Act subsequent thereto). The Company, Parent and Merger Sub each agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company's shareholders, in each case as and to the extent required by applicable Federal securities laws. Parent and Merger Sub and their counsel shall be given reasonable opportunity to review the Schedule 14D-9 prior to its filing with the SEC. The Company agrees to provide Parent and its counsel in writing any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.

                  (c) The Company will promptly furnish Parent or cause Parent to be furnished with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Shares, and shall furnish Parent with such additional information and assistance as Parent may reasonably request to communicate the Offer to the stockholders of the Company.


                            ARTICLE 2 -- THE MERGER

         2.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), at the "Effective Time" (as defined in Section 2.2 hereof), Merger Sub shall be merged with and into the Company in the Merger, the separate existence of Merger Sub (except as may be continued by operation of law) shall cease, and the Company shall continue as the surviving corporation following the Merger (the "Surviving Corporation"). Notwithstanding the foregoing, Parent may elect at any time prior to the Merger to merge the Company with and into Merger Sub, instead of merging Merger Sub with and into the Company, in which event the parties agree to execute an appropriate amendment to this Agreement to reflect the foregoing.

         2.2 Effective Time. Upon the terms and subject to the conditions hereof, the parties hereto will file a Certificate of Merger with the Secretary of State of the State of Delaware, in such form as may be required by, and executed in accordance with, the DGCL. The Merger shall become effective at such time as such document is so filed or at such time as is set forth in the Certificate of Merger, if different, which time is hereinafter referred to as the "Effective Time."

         2.3 Closing. The closing of the Merger shall take place at the offices of Morgan, Lewis & Bockius LLP, One Oxford Centre, Pittsburgh, PA 15219 at 10:00 a.m., Eastern Time, on a date (the "Closing Date") to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 7.

         2.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL and this Agreement.

         2.5 Certificate of Incorporation; By-Laws. The Certificate of Incorporation and By-Laws of Merger Sub at the Effective Time shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation until amended as provided therein and under the DGCL.

         2.6 Directors and Officers of the Surviving Corporation. The directors and officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors and officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

         2.7 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full rights and title to and possession of all assets, properties, rights, privileges, immunities and franchises of either the Company or Merger Sub, the officers and directors of each such corporation are fully authorized in the name of such corporation or otherwise to take, and shall take, all such lawful and necessary action.

         2.8 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holder of any of the securities of the Company or Merger Sub:

                  (a) Subject to Section 2.8(d) hereof, each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled pursuant to Section 2.8(b) hereof), shall be canceled and extinguished and be converted into and represent the right to receive $2.00 in cash, without interest (the "Merger Consideration"). All such Shares, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Shares shall thereafter cease to have any rights with respect thereto, except the right to receive the Merger Consideration for such Shares upon the surrender of such certificate in accordance with Section 2.9.

                  (b) Each Share issued and outstanding immediately prior to the Effective Time and held in the treasury of the Company or owned by Parent or any direct or indirect subsidiary of Parent (including Merger Sub) shall be canceled and retired and no payment shall be made with respect thereto.

                  (c) Each share of Common Stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation.

                  (d) Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person (a "Dissenting Stockholder") who objects to the Merger and complies with all the provisions of the DGCL concerning the right of holders of Shares to dissent from the Merger and require appraisal of their Shares ("Dissenting Shares") shall not be converted as described in Section 2.8(a) but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the laws of the State of Delaware. If, after the Effective Time, such Dissenting Stockholder withdraws his demand for appraisal or fails to perfect or otherwise loses his right of appraisal, in any case pursuant to the DGCL, his Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent (i) prompt notice of any demands for appraisal of Shares received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

         2.9      Exchange of Certificates.

                  (a) Prior to the Effective Time, Parent shall select a bank or trust company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of certificates representing Shares.

                  (b) Parent shall, or shall cause the Surviving Corporation to, provide to the Paying Agent on a timely basis, as and when needed after the Effective Time, funds necessary to pay for the Shares as part of the Merger pursuant to Section 2.8.

                  (c) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates") whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.8, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 2.8, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.9, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 2.8. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate. In the event any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of the Merger Consideration in respect of shares represented by such Certificate, require the owner of such lost, stolen or destroyed Certificate to make an affidavit of that fact containing such indemnification provisions as Parent may deem appropriate, including, without limitation, the posting of a bond in such amount as Parent may reasonably direct as indemnity against any claim that may be made against it, the Surviving Corporation or the Paying Agent with respect to such Certificate.

                  (d) All cash paid upon the surrender of Certificates in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article 2.

                  (e) None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Article 2 would otherwise escheat to or become the property of any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity")), the cash payment in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

         2.10 Transfer of Shares After Effective Date. No transfers of Shares shall be made on the stock transfer books of the Surviving Corporation at or after the Effective Time.

         2.11 Company Stock Options. As of the Effective Time, each option (a "Stock Option") to purchase Shares under the Company's 1989 Stock Incentive Plan (the "1989 Plan"), 1992 Stock Incentive Plan (the "1992 Plan"), 1992 Director Incentive Plan (the "1992 Director Plan"), 1993 Stock Incentive Plan (the "1993 Plan"), 1993 Director Incentive Plan (the "1993 Director Plan"), the Insight Imaging Systems, Inc. 1994 Stock Option Plan (the "Insight Plan") and the 1995 Stock

Incentive Plan (the "1995 Plan" and together with the 1989 Plan, the 1992 Plan, the 1992 Director Plan, the 1993 Plan, the 1993 Director Plan and the Insight Plan, the "Stock Option Plans," true, complete and correct copies of which have heretofore been furnished to Parent), whether or not then exercisable in accordance with its terms, shall be converted into the right to receive, upon the surrender of the agreement evidencing such Stock Option to the Paying Agent in accordance with the provisions of Section 2.9 applicable to Certificates and upon the delivery to the Paying Agent of the "Stock Option Acknowledgment" referred to below, an amount in cash (net of applicable withholding) equal to the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Stock Option (each, an "Option Share") multiplied by the number of Option Shares previously subject to such Stock Option (assuming full vesting of all Stock Options). Each holder of a Stock Option who surrenders the agreement evidencing such Stock Option to the Paying Agent shall execute a written acknowledgment, in form satisfactory to Parent (the "Stock Option Acknowledgment"), that such holder's receipt of cash in exchange for such Stock Option shall be in full settlement of such Stock Option and that such holder understands that such Stock Option shall, as of the Effective Time, represent only the right to receive cash in accordance with this Section 2.11 and shall otherwise be canceled. Regardless of the number of Stock Options (if any) so surrendered, all Stock Options shall be canceled at the Effective Time and shall thereafter represent only the right to receive the amount of cash payable under this Section 2.11 upon compliance with the terms hereof.

         2.12 Company Warrants. As of the Effective Time, each warrant to purchase Shares (a "Warrant"), whether or not then exercisable in accordance with its terms, shall be converted into the right to receive, upon the surrender of the agreement evidencing such Warrant to the Paying Agent in accordance with the provisions of Section 2.9 applicable to Certificates and upon the delivery to the Paying Agent of the "Warrant Acknowledgment" referred to below, an amount in cash (net of applicable withholding) equal to the excess, if any, of the Merger Consideration over the exercise price per share of the Common Stock of the Company subject to such Warrant (each, a "Warrant Share") multiplied by the number of Warrant Shares previously subject to such Warrant. Each holder of a Warrant who surrenders the agreement evidencing such Warrant to the Paying Agent shall execute a written acknowledgment, in form satisfactory to Parent (the "Warrant Acknowledgment"), that such holder's receipt of cash in exchange for such Warrant shall be in full settlement of such Warrant and that such holder understands that such Warrant shall, as of the Effective Time, represent only the right to receive cash in accordance with this Section 2.12 and shall otherwise be canceled. Regardless of the number of Warrants, if any, so surrendered, all Warrants shall be canceled at the Effective Time and shall thereafter represent only the right to receive the amount of cash payable under this Section 2.12 upon compliance with the terms hereof.


           ARTICLE 3 -- REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as disclosed in a schedule attached to this Agreement (the "Company Disclosure Schedule") which identifies with particularity an exception to a representation and warranty in this Agreement, the Company represents and warrants to Parent and Merger Sub as set forth below. A disclosure with respect to a particular representation and warranty shall be deemed to apply to any other representations and warranties to which it relates.

         3.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to carry on its business as it is now being conducted and as it is proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a "Material Adverse Effect" on the Company. As used in this Agreement, the term "Material Adverse Effect" shall mean a material adverse effect upon the business, financial condition, results of operations, properties, assets or liabilities of the party affected thereby that is, or could reasonably be expected to be, materially adverse to such party and its subsidiaries, taken as a whole.

         3.2 Certificate of Incorporation and By-Laws. The Certificate of Incorporation and By-Laws of the Company in the forms attached to the Company Disclosure Schedule are the Certificate of Incorporation and By-Laws of the Company as in effect on the date of this Agreement.

         3.3 Subsidiaries. The Company Disclosure Schedule lists each subsidiary of the Company (each a "Subsidiary" and collectively the "Subsidiaries"). Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power to carry on its business as it is now being conducted. Each Subsidiary is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect on the Company. All of the outstanding shares of capital stock of each of the Subsidiaries are validly issued, fully paid and nonassessable and are owned by the Company or by a wholly owned Subsidiary of the Company, free and clear of all liens, pledges, claims, charges, encumbrances and security interests of any kind or nature whatsoever ("Liens"), and there are no proxies outstanding with respect to such shares. Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any other corporation, partnership, joint venture or other business association or entity.

         3.4 Capitalization. The authorized capital stock of the Company consists of 10,000,000 Shares and 1,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). As of the date hereof:

                  (a)      5,479,911 Shares are outstanding;

                  (b) no shares of Company Common Stock are held in the treasury of the Company or any of its Subsidiaries;

                  (c) (i) 58,450 shares of Company Common Stock are reserved for issuance pursuant to the 1989 Plan, (ii) 261,000 shares of Company Common Stock are reserved for issuance pursuant to the 1992 Plan, (iii) no shares of Company Common Stock are reserved for issuance pursuant to the 1992 Director Plan, (iv) 480,000 shares of Company Common Stock are reserved for issuance pursuant to the 1993 Plan, (v) 255,000 shares of Company Common Stock are reserved for issuance pursuant to the 1993 Director Plan (vi) 500,000 shares of Company Common Stock are reserved for issuance pursuant to the 1995 Stock Incentive Plan and (vii) 102,756 shares of Company Common Stock are reserved for issuance pursuant to the Insight Plan and (viii) 565,284 shares of Company Common Stock are reserved for issuance upon exercise of Warrants.

                  (d) Stock Options to purchase no more than 1,177,083 shares of Company Common Stock are outstanding pursuant to the Stock Option Plans of which 263,644 Stock Options are held by persons other than Stockholder Parties and are exercisable at a price less than $2.00;

                  (e) Warrants to purchase 565,284 shares of Company Common Stock are outstanding of which no Warrants are held by persons other than Stockholder Parties and are exercisable at a price less than $2.00;

                  (f)      no shares of Preferred Stock are outstanding.

The Company Disclosure Schedule contains a true and complete listing of (i) all Stock Options, the holder of each Stock Option, the number of Stock Options held by each such holder and the exercise prices of all such Stock Options, and
(ii) all Warrants, the holders of each Warrant, the number of Warrants held by each such holder and the exercise prices of all such Warrants.

         All outstanding shares of capital stock of the Company are, and all shares which may be issued upon the exercise of Stock Options or Warrants will, when issued in accordance with the terms thereof against payment to the Company of the consideration therefor specified in the applicable agreements, be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above, as of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party, or by which any of them is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or of any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations (x) of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or (y) of the Company to vote or to dispose of any shares of the capital stock of any of its Subsidiaries.

         3.5 Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the

Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby, except for any required approval of the Merger by the Company's stockholders as set forth in Section 6.1. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally. Neither the Company nor any Subsidiary is subject to or obligated under any provision of (a) its respective Certificate of Incorporation or By-Laws,
(b) any contract, (c) any license, franchise or permit, or (d) any law, regulation, order, judgment or decree, which would be breached, violated or defaulted (with or without due notice or lapse of time or both) or in respect of which a right of termination or acceleration or a loss of a material benefit or any encumbrance on any of its assets would be created or suffered by its execution and performance of this Agreement, except (as to clauses (b), (c) or (d) above) where such breach, violation, default, right of termination or acceleration, loss or encumbrance, individually or in the aggregate, would not have a Material Adverse Effect on the Company. The consummation of the Offer and the Merger by the Company will not require the consent or approval of, or a registration or filing with, any person or Governmental Entity, other than
(w) approval of the holders of Shares if required by applicable law or the Company's Certificate of Incorporation or Bylaws, (x) applicable requirements, if any, of the Exchange Act, state "blue sky" or takeover laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"),
(y) filing and recordation of appropriate merger documents as required by the DGCL and (z) where failure to obtain such consents or approvals or to make such registration or filing would not have, individually or in the aggregate, a Material Adverse Effect on the Company or prevent or materially delay the Company from performing its obligations under this Agreement.

         3.6 Commission Filings. The Company has filed all required reports, schedules, forms, statements and other documents with the SEC since June 30, 1993. The Company has heretofore delivered to Parent its (a) Annual Reports on Form 10-K for each fiscal year of the Company beginning with the fiscal year ended June 30, 1993, as filed with the SEC, (b) Quarterly Reports on Form 10-Q for each fiscal quarter of the Company beginning with the fiscal quarter ended September 30, 1993, as filed with the SEC, (c) proxy statements relating to the Company's meetings of stockholders (whether annual or special) during each fiscal year beginning with the fiscal year 1993 and (d) all other reports filed by the Company with the SEC since June 30, 1993 (collectively, the "SEC Documents"). As of their respective dates, the SEC Documents complied as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder and applicable to such SEC Documents, and none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein , in light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified by subsequent filings prior to the date hereof and furnished to Parent. The financial statements of the Company included in the SEC Documents comply with applicable accounting requirements and the rules of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be specifically indicated therein or in the notes thereto, except for such statements, if any, as have been modified by subsequent filings prior to the date hereof and furnished to Parent or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) during the periods involved and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in stockholders' equity and statements of cash flows (or changes in financial position prior to the approval of FASB 95) for the periods then ended, subject, in the case of the unaudited consolidated interim financial statements, to normal year-end adjustments and any other adjustments described therein.

         3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise), matured or unmatured (herein "Liabilities"), except (a) Liabilities which are adequately reflected or reserved against in the financial statements of the Company for the quarter ended September 30, 1996, (b) Liabilities which have been incurred in the ordinary course of business and consistent with past practice since September 30, 1996 which individually or in the aggregate would not have a Material Adverse Effect on the Company and (c) Liabilities under this Agreement and fees and expenses related thereto.

         3.8 Absence of Certain Changes or Events. Except as heretofore disclosed in the SEC Documents, since the date of the most recently audited financial statements included in the SEC Documents, the Company has conducted its business only in the ordinary course, and there has not been:

                  (a) any event, act, occurrence or omission to act or occur having or which, insofar as reasonably can be foreseen, may have, a Material Adverse Effect on the Company;

                  (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock;

                  (c) any split, combination or reclassification of any of its capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

                  (d) (i) any granting by the Company or any of its Subsidiaries to any executive officer of the Company or any of its Subsidiaries of any increase in compensation, except as required under employment agreements in effect as of the date of the most recent audited financial statements included in the SEC Documents, (ii) any granting by the Company or any of its Subsidiaries to any such executive officer of any increase in severance or termination pay, except as required under any employment, severance or termination agreement in effect as of the date of the most recent audited financial statements included in the SEC Documents (true, complete and correct copies of all of which agreements have heretofore been furnished to Parent),
(iii) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer, or (iv) any grant, whether or not to an employee of the Company or any of its Subsidiaries, of any Stock Option or other option, warrant or right to purchase or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries (other than grants included within subsections (d) and (e) of Section 3.4);

                  (e) any damage, destruction or loss, whether or not covered by insurance, that has or could, insofar as reasonably can be foreseen, have, a Material Adverse Effect on the Company; or

                  (f) any change in accounting methods or principles by the Company.

         3.9 Litigation. Except as disclosed in the SEC Documents, as of the date of this Agreement, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that individually or in the aggregate could reasonably be expected to (a) have a Material Adverse Effect on the Company, (b) materially impair the ability of the Company to perform its obligations under this Agreement or (c) prevent the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries having, or which is reasonably likely to have, any effect referred to in the foregoing clauses (a), (b) or (c) above.

         3.10 Absence of Changes in Benefit Plans. Except as disclosed in the SEC Documents, since the date of the most recent audited financial statements included in the SEC Documents, there has not been any adoption or amendment in any material respect by the Company or any of its Subsidiaries of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries; true, complete and correct copies of all of such plans, arrangements and understandings have heretofore been furnished to Parent. Except as disclosed in the SEC Documents, there are no employment, consulting, severance, termination or indemnification agreements, arrangements or understandings in effect (other than employment and consulting agreements which are terminable at will without liability to the Company) between the Company or any of its Subsidiaries and any current or former employee, officer or director of the Company or any of its Subsidiaries.

         3.11     ERISA Compliance.

                  (a) The Company Disclosure Schedule contains a list of each "employee pension benefit plan" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) (sometimes referred to herein as a "Pension Plan"), each "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and each stock option, stock purchase, deferred compensation plan or arrangement and each other employee fringe benefit plan (as defined in Section 6039D(d) of the Internal Revenue Code of 1986, as amended (the "Code")) maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other person or entity that, together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code, (each, a "Commonly Controlled Entity"), for the benefit of any current or former employees, officers, directors or independent contractors of the Company or any of its Subsidiaries (collectively, "Benefit Plans"). The Company has delivered to Parent true, complete and correct copies of (i) each Benefit Plan (or, in the case of any unwritten Benefit Plans, descriptions thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Benefit Plan for which such summary plan description is required and (iv) each currently effective trust agreement and insurance or group annuity contract relating to any Benefit Plan.

                  (b) To the knowledge of the Company, there has been no failure to administer any Benefit Plan in all material respects in accordance with its terms, and no failure of the Company, its Subsidiaries or any Benefit Plan to comply in all material respects with ERISA or the Code.

                  (c)      All Pension Plans intended to be qualified under
Section 401(a) of the Code have been the subject of determination letters from the Internal Revenue Service to the effect that such Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor has any such Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would adversely affect its qualification or materially increase its costs.

                  (d) No Pension Plan that the Company or any of its Subsidiaries maintains, or to which the Company or any of its Subsidiaries is obligated to contribute, other than any Pension Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA; collectively, the "Multiemployer Pension Plans"), had, as of the respective last annual valuation date for each such Pension Plan, an "unfunded benefit liability" (as such term is defined in Section 4001(a)(18) of ERISA), based on actuarial assumptions which have been furnished to Parent, and neither the Company nor any of its Subsidiaries is aware of any facts or circumstances that would materially change the funded status of any such Benefit Plans. None of the Pension Plans has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), and there has been no application for a waiver of the minimum funding standards imposed by Section 412 of the Code with respect to any Benefit Plan that is a Pension Plan.

                  (e) None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Benefit Plans which are subject to ERISA, including the Pension Plans, any trusts created thereunder or any trustee or administrator thereof, has engaged in a nonexempt "prohibited transaction" (as such term is defined in Section 406 of ERISA or
Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any of its Subsidiaries or any officer of the Company or any of its Subsidiaries to tax or penalty under ERISA, the Code or other applicable law that has not been corrected or that individually or in the aggregate would have a Material Adverse Effect on the Company (determined assuming that the tax under Section 4975(b) of the Code is imposed with respect
to such prohibited transaction).   Any taxes or penalties arising from
prohibited transactions referred to in this Section 3.11(e) that have been corrected have been paid in full. Neither any of such Benefit Plans nor any of such trusts that are subject to Title IV of ERISA has been terminated, nor has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) with respect thereto, during the last three years.

                  (f) Neither the Company nor any Commonly Controlled Entity has suffered or otherwise caused a "complete withdrawal" or a "partial withdrawal" (as such terms are defined in Section 4203 and Section 4205, respectively, of ERISA) with respect to any of the Multiemployer Pension Plans that could lead to the imposition of any withdrawal liability under Section 4201 of ERISA; and no action has been taken that alone or with the passage of time could result in either a partial or complete withdrawal by any Commonly Controlled Entity in respect of any such plan.

                  (g) With respect to any Benefit Plan that is an employee welfare benefit plan, (i) no such Benefit Plan is funded through a "welfare benefit fund," as such term is defined in Section 419(e) of the Code, (ii) each such Benefit Plan that is a "group health plan," as such term is defined in
Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code and (iii) each such Benefit Plan (including any such Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the consummation of the Offer, after giving any notice required by ERISA or the Code.

                  (h) No Commonly Controlled Entity has incurred any material liability to a Pension Plan (other than for contributions not yet due).

         3.12     Taxes.

                  (a) Each of the Company and each of its Subsidiaries has filed all material tax returns and reports required to be filed by it ("Returns"). All such Returns are complete and correct in all material respects. Each of the Company and each of its Subsidiaries has paid (or the Company has paid on its behalf or made provision for) all material taxes required to be paid by it, and the most recent financial statements contained in the SEC Documents properly reflect in accordance with generally accepted accounting principles all material taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.

                  (b) No material deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that have not been fully paid or are not properly reflected in accordance with generally accepted accounting principles in the most recent financial statements contained in the SEC Documents, other than those taxes being contested in good faith, and no requests for waivers of the time to assess any such taxes are pending. The Company has not agreed with any tax authority to extend the time to assess any such taxes. The Company has not entered into any closing agreement with respect to any taxable year.

                  (c) The Company Disclosure Schedule sets forth (i) the taxable years of the Company or any of its Subsidiaries as to which the respective statutes of limitations with respect to federal income taxes have not yet expired, and (ii) those taxable years and taxes as to which the Company has agreed to extend the applicable statute of limitations.

                  (d) None of the Company or any of its Subsidiaries has, and none of them has ever had, a permanent establishment in any non-U.S. country, as defined in any applicable tax treaty or convention between the United States and such non-U.S. country, or any presence in a non-U.S. country with which the United States does not have a tax treaty or convention that could subject the Company or any Subsidiary to the tax laws of such non-U.S. country.

                  (e) As used in this Agreement, "taxes" shall include all federal, state, local and foreign income, property, sales, excise and other taxes, tariffs or duties of any nature whatsoever.

                  (f) The Company is not a party to any agreements that could reasonably be expected to result in any payments that would be characterized as "excess parachute payments" (as such term is defined in Section 280G(b)(1) of the Code.

         3.13 Information Supplied. None of the information supplied or to be supplied by the Company in writing specifically for inclusion in, and none of the information specifically to be incorporated by reference in, (a) the Offer Documents, (b) the Schedule 14D-9, (c) the information statement to be filed by the Company in connection with the Offer pursuant to Rule 14f-1 promulgated under the Exchange Act (the "Information Statement"), if any, or
(d) any proxy statement (the "Proxy Statement") relating to the "Stockholders Meeting" (as defined in Section 6.1(a)), will, in the case of the Offer Documents, the Schedule 14D-9 and the Information Statement, at the respective times that the Offer Documents, the Schedule 14D-9 and the Information Statement are filed with the SEC or first published, sent or given to the Company's stockholders, or, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D- 9, the Information Statement and the Proxy Statement will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

         3.14     Compliance with Applicable Laws.

                  (a) Each of the Company and each of its Subsidiaries has in effect all material federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a Material Adverse Effect on the Company.

                  (b) Except as disclosed in the SEC Documents, to the knowledge of the Company, the businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for violations that would not have a Material Adverse Effect on the Company. As of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to Company's knowledge, threatened, nor has any Governmental Entity communicated to the Company an intention to conduct any such investigation or review.

                  (c) Except as disclosed in the SEC Documents, each of the Company and its Subsidiaries is, and has been, and each of the Company's former Subsidiaries, while Subsidiaries of the Company, was, in material compliance with all applicable "Environmental Laws" (as defined below), except for noncompliance that would not have a Material Adverse Effect on the Company). The term "Environmental Laws" means any federal, state or local statute, code, ordinance, rule, regulation, policy, guideline, permit, consent, approval, license, judgment, order, writ, decree, directive or injunction now in effect, including the requirement to register underground storage tanks, relating to: (i) "Releases" (as defined below) or threatened Releases of "Hazardous Material" (as defined below) into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; or (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material.

                  (d) During the period of ownership or operation by the Company and its current and former Subsidiaries of any of their respective current or previously owned or leased properties, the Company has no knowledge of any Releases of Hazardous Material in, on, under or affecting such properties that would trigger reporting or cleanup obligations on the part of the Company or its Subsidiaries under applicable environmental laws, and none of the Company or its current and former Subsidiaries has disposed of any Hazardous Material or any other substance in a manner that could reasonably be anticipated to lead to a Release in, on or affecting such properties. To the Company's knowledge, prior to the period of ownership or operation by the Company and its current and former Subsidiaries of any of their respective current or previously owned or leased properties, no Hazardous Material was generated, treated, stored, disposed of, used, handled or manufactured at, or transported, shipped or disposed of from, such current or previously owned properties, and the Company has no knowledge of any Releases of Hazardous Material in, on, under or affecting any such property that would trigger reporting or cleanup obligations on the part of the Company or its Subsidiaries under applicable environmental laws. The term "Release" has the meaning set forth in 42 U.S.C. Section 9601(22). The term "Hazardous Material" means (i) hazardous materials, pollutants, contaminants, constituents, medical or infectious wastes, hazardous wastes and hazardous substances as those terms are defined in the following statutes and their implementing regulations: the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. Section 9601 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq. and the Clean Air Act, 42 U.S.C.
Section 7401 et seq., (ii) petroleum, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) asbestos and/or asbestos-containing material, (v) radon and (vi) PCBs, or materials or fluids containing PCBs.

         3.15 State Takeover Statutes. The Board of Directors of the Company has approved the Offer, the Merger, this Agreement and the Stockholder Agreements, and such approval is sufficient to render inapplicable to the Offer, the Merger, this Agreement and the Stockholder Agreements and the transactions contemplated by this Agreement and the Stockholder Agreements the provisions of Section 203 of the DGCL. No other state takeover statute or similar statute or regulation applies or purports to apply to the Offer, the Merger, this Agreement, the Stockholder Agreements or any of the transactions contemplated by this Agreement or the Stockholder Agreements.

         3.16 Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other person, other than Cleary Gull Reiland & McDevitt ("Cleary Gull"), the fees and expenses of which will be paid by the Company and a signed copy of the Company's engagement letter with which has been delivered to Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. A good faith estimate of the fees and expenses incurred and to be incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement (including the fees of the Company's legal counsel) is set forth in the Company Disclosure Schedule. No valid claim exists against the Company or the Surviving Corporation or, based on any action by the Company or any Subsidiary, against Parent or Merger Sub for payment of any "topping," "break-up" or "bust-up" fee or any similar compensation or payment arrangement as a result of the transactions contemplated hereby, including the Offer and the Merger.

         3.17     Contracts; Debt Instruments.

                  (a) Except as disclosed in the SEC Documents, there is no contract or agreement, written or oral that is material to the business, condition (financial or otherwise), properties, assets, results of operations of the Company or its Subsidiaries (a "Material Contract"); true, complete and correct copies of all such Material Contracts, or written summaries of oral agreements, have heretofore been furnished to Parent. For the purposes hereof, "Material Contracts" shall mean (i) all contracts that are considered to be "material" within the meaning of Item 601(b)(10) of Regulation S-K promulgated under the Securities Act of 1933, as amended, and the Exchange Act and (ii) all other agreements (whether or not material within the meaning of Regulation S-K) that (A) limit the ability of the Company to engage or compete in any business, whether or not such business is currently conducted by the Company, (B) obligate the Company or the other party or parties thereto to pay an amount in excess of $50,000 at one time or over a period of time, (C) provide for the employment of any individual by the Company or any of its Subsidiaries, (D) provide for the distribution of the Company's products, (E) provide for the license by or from the Company of any patents, copyrights, trademarks or other intellectual property, or (F) provide for the settlement or compromise of any litigation. All such Material Contracts are in full force and effect, and, to the Company's knowledge, the parties thereto other than the Company and its Subsidiaries have complied and are complying with all of their obligations and are not in default under (nor, to the Company's knowledge, does there exist any condition which upon the passage of time or the giving of notice would reasonably be expected to cause such a violation of or default under) any of such Material Contracts. Neither the Company nor any of its Subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would reasonably be expected to cause such a violation of or default under) any loan or credit agreement, note, bond, mortgage, indenture, lease, permit, concession, franchise, license or any other contract, agreement, arrangement or understanding to which it is a party or by which it or any of its properties or assets is bound, except where such violation or default would not have a Material Adverse Effect on the Company.

                  (b) Set forth on the Company Disclosure Schedule is (i) a list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments (other than accounts payable) pursuant to which any indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred and (ii) the respective principal amounts currently outstanding thereunder. For purposes of this Agreement, "indebtedness" shall mean, with respect to any person, without duplication, (A) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person upon which interest charges are customarily paid, (D) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person, (E) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding obligations of such person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such person's business), (F) all capitalized lease obligations of such person, (G) all obligations of others secured by any lien on property or assets owned or acquired by such person, whether or not the obligations secured thereby have been assumed, (H) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (I) all letters of credit issued for the account of such person and (J) all guarantees and arrangements having the economic effect of a guarantee of such person of any indebtedness of any other person.

         3.18     Title to Properties.

                  (a) Each of the Company and each of its Subsidiaries has good and marketable title to, or valid leasehold interests in, all its properties and assets, free and clear of all Liens, other than (i) materialmen's, mechanics', carriers', workers', repairmen's and other similar Liens arising or incurred in the ordinary course of business, or statutory landlords' Liens under leases to which the Company is a party, with respect to which the underlying obligation is not in default, (ii) the statutory rights of third parties with respect to inventory or work in progress under orders or contracts entered into by the Company in the ordinary course of business, (iii) Liens that are immaterial in amount and do not materially impair the present or contemplated use of the properties or assets subject thereto or affected thereby, or otherwise materially impair present or contemplated business operations in which such properties are used, (iv) as reflected in the financial statements included in the Company's Form 10-Q for the fiscal quarter ended September 30, 1996, (v) Liens for taxes not yet delinquent, and (vi) claims consisting of leases with respect to which the underlying obligation is not in default.

                  (b) Each of the Company and each of its Subsidiaries has complied in all material respects with the terms of all leases of which it is a party and under which it is in occupancy, all such leases are in full force and effect and, to the Company's knowledge, the parties thereto other than the

Company and its Subsidiaries have complied and are complying with all of their obligations and are not in default under (nor does there exist any condition which upon the passage of time or the giving of notice would reasonably be expected to cause such a violation of or default under) any of such leases. Each of the Company and each of its Subsidiaries enjoys peaceful and undisturbed possession under all such leases.

         3.19 Labor Matters. There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound. Neither the Company nor any of its Subsidiaries has encountered any labor union organizing activity, or had any actual or, to the Company's knowledge, threatened employee strikes, work stoppages, slowdowns or lockouts.

         3.20 Insurance. As of the date hereof, the Company and each of its Subsidiaries are covered under insurance policies and programs which provide coverage to the Company against such losses and risks and in such amounts as are adequate and customary in the businesses in which they are engaged; true, complete and correct copies of all such policies and programs have heretofore been furnished to Parent. All material policies of insurance and fidelity or surety bonds insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect. Except as otherwise disclosed pursuant to Section 3.9, as of the date hereof, there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. All necessary notifications of claims have been made to insurance carriers.

         3.21     Intellectual Property Matters.

                  (a) The Company owns or has the right to use, free and clear of all Liens, charges, claims and restrictions, all know-how, processes, patents, trade secrets, trademarks, service marks, trade names, copyrights, licenses, proprietary rights and other intellectual property rights materially necessary to its business as now conducted or contemplated (the "Company Intellectual Property Rights"). Any license agreement by which any Company Intellectual Property Right is licensed by the Company from a third party has heretofore been furnished to Parent.

                  (b) To the Company's knowledge it is not infringing upon or otherwise acting adversely to any actual or claimed know-how, process, patent, trade secret, trademark, service mark, trade name, copyright, license, information, proprietary right or other right of any person. The Company has not received any communications alleging that the Company has violated or, by conducting its business as now conducted or currently proposed to be conducted by the Company, would violate any know-how, process, patent, trade secret, trademark, service mark, trade name, copyright, license, or other proprietary right of any person, and, to the Company's knowledge, there is no basis for any such allegation.

                  (c) To the Company's knowledge, there is no actual or threatened infringement or adverse use of the Company's Intellectual Property Rights. There are no outstanding options, licenses or agreements of any kind relating to any Company Intellectual Property Rights in favor of any third party (other than license agreements on the Company's standard form entered into in the ordinary course of business).

                  (d) To the Company's knowledge, neither the execution nor delivery of this Agreement, nor the carrying on of the Company's business by the employees of the Company, nor the conduct of the Company's business as now conducted or under development, will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under or a violation of, any fiduciary duty or any contract, covenant or instrument under which any of such employees is now obligated. To the Company's knowledge, it is not, nor will it be necessary to, utilize any inventions of any of the Company's employees made prior to their employment by the Company.

                  (e) No present or former employee of the Company or its Subsidiaries and no other person owns or has any proprietary, financial or other interest, direct or indirect, in whole or in part, in any Company Intellectual Property Rights. The Company Disclosure Schedule lists all confidentiality or non-disclosure agreements to which the Company or its Subsidiaries or any of its or their employees is a party, other than customary agreements on the Company's standard form with employees who are not officers or directors.

         3.22 Payments. Neither the Company nor any of its Subsidiaries has paid or delivered any fee, commission or other sum of money or item of property to any finder, agent, government official or other party, in the United States or any other country, which is related to the business or operations of the Company or any of its Subsidiaries, which the Company knows or has reason to believe to have been illegal under any federal, state or local laws of the United States or any other country having jurisdiction; and to the Company's knowledge, neither the Company nor any of its Subsidiaries has participated in any illegal boycotts or other similar practices affecting any of its actual or potential customers. To the Company's knowledge, the Company and its Subsidiaries are in compliance in all material respects with the Foreign Corrupt Practices Act.

         3.23 Suppliers and Customers. There are no material agreements which commit the Company or any of its Subsidiaries to sell products or purchase materials or components at fixed prices or prices determined by an established formula, other than purchase orders on the Company's standard form for normal commercial quantities entered into in the ordinary course. Except as disclosed in the SEC Documents, no customer accounted for more than five percent of the Company's or any of its Subsidiaries sales in either of the past two fiscal years (any such customer being a "Material Customer") and no supplier material to the business of the Company and its Subsidiaries, taken as a whole, or Material Customer has terminated its relationship with the Company or any of its Subsidiaries or has during the past fiscal year materially decreased or delayed, or, to the Company's knowledge, threatened to materially decrease or delay its services or supplies to the Company or any of its Subsidiaries or decrease its usage of the Company's or any of its Subsidiaries' products or services. None of the Company or any of its Subsidiaries is aware of any facts or events which may reasonably be expected to form the basis for such a decrease or delay. Set forth on the Company Disclosure Schedule is a complete and accurate list of:

                  (a) each supplier where purchases exceeded $74,000 for the six months ended December 31, 1996;

                  (b) each customer to whom sales exceeded $42,000 for the six months ended December 31, 1996 and the aggregate sales with respect to each such customer; and

                  (c) each supplier who constitutes a single source of supply to the Company or any of its Subsidiaries where purchases exceeded $25,000 for the last fiscal year.

         3.24     Regulatory Matters.

                  (a) None of the Company or any of its Subsidiaries sells any products for which a premarket approval of or 510(k) notification to the U.S. Food and Drug Administration ("FDA") or any other federal, state, local, non-U.S. or other governmental authority is required, or for which applications for premarket approval or premarket notification have been filed or granted, and there are no products sold by the Company or any of its Subsidiaries which are, and none of the Company or any of its Subsidiaries is, otherwise subject to the jurisdiction of the FDA or any similar state, local, non-U.S. or other governmental authority.

                  (b) To the Company's knowledge, there exists no set of facts which would cause the Company or any of its Subsidiaries to recall any product from the market or to restrict the marketing of any product or to terminate or suspend testing of any product.


             ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES OF PARENT

         Parent represents and warrants to the Company as follows:

         4.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power to carry on its business as now conducted and as proposed to be conducted.

         4.2 Authority Relative to this Agreement. Each of Parent and Merger Sub has the requisite corporate power and authority to enter into this Agreement and to carry out its respective obligations hereunder. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the respective Boards of Directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of each such company, enforceable against such company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally. Neither Parent nor Merger

Sub is subject to or obligated under any provision of (a) its respective Certificate of Incorporation or Bylaws, (b) any contract, (c) any license, franchise or permit or (d) any law, regulation, order, judgment or decree, which would be breached, or violated or defaulted (with or without due notice or lapse of time or both) or in respect of which a right of termination or acceleration or a loss of a material benefit or any encumbrance on any of its assets would be created by its execution and performance of this Agreement, except (as to (b), (c) or (d) above) where such breach, violation or right would not, individually or in the aggregate have a Material Adverse Effect on Parent or prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement. The consummation of the Offer and the Merger by Parent and Merger Sub will not require the consent or approval of any party other than (x) applicable requirements, if any, of the Exchange Act, state "blue sky" or takeover laws and the HSR Act, (y) filing and recordation of appropriate merger documents as required by the DGCL and (z) where failure to obtain such consents or approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.

         4.3 Financing. Parent has, or has the borrowing facilities to obtain, all funds necessary for the payment of the aggregate purchase price of the Shares in the Offer and the Merger and any and all amounts which may become payable under Sections 2.11 and 2.12 hereof and to pay all of its related fees and expenses pursuant to the Offer and the Merger.

         4.4 Ownership of Company Securities. Parent is not now, and has not during the three- year period ending on the date hereof been, the direct or indirect owner of 15% or more of the outstanding voting securities of the Company (for purposes of this representation, Parent shall not be deemed to own any Shares by virtue of the execution of the Stockholder Agreements).

         4.5 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion in, and none of the information specifically to be incorporated by reference in, (a) the Offer Documents, (b) the Schedule 14D-9, (c) the Information Statement, if any, or
(d) any Proxy Statement will, in the case of the Offer Documents, the Schedule 14D-9 and the Information Statement, at the respective times that the Offer Documents, the Schedule 14D-9 and the Information Statement are filed with the SEC or first published, sent or given to the Company's stockholders, or, in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

         4.6 Capitalization. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock. As of the date hereof, there are 100 shares of common stock of Merger Sub outstanding. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

         4.7 Financial Advisor. Since January 1, 1995, Cleary Gull has not been engaged by, has not provided any investment banking or other financial advisory services to, and has not been paid for the provision of any such services by, Parent, Merger Sub or any of their subsidiaries or affiliates; provided, however, Cleary Gull may have, since January 1, 1995, made a market in and traded, and may in the future make a market in and trade, securities of Parent in the ordinary course of its business for its own account and the account of its customers. This representation and warranty is intended to benefit the Company and each member of its Board of Directors each of whom shall be a third party beneficiary of this Section 4.7.


              ARTICLE 5 -- CONDUCT OF BUSINESS PENDING THE MERGER

         5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, from the date hereof until the Effective Time, unless expressly contemplated by this Agreement or as may be agreed to in writing by Parent:

                  (a) The businesses of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and consistent with past practice;

                  (b) the Company shall not, and shall not permit any of its Subsidiaries to: (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its Subsidiaries; (ii) amend its Certificate of Incorporation or By-Laws; or (iii) split, combine or reclassify any shares of its outstanding capital stock or declare, set aside or pay any dividend or other distribution payable in cash, stock or property or redeem or otherwise acquire any shares of its capital stock;

                  (c) the Company shall not, and shall cause each of its Subsidiaries not to: (i) authorize for issuance, issue or sell any additional shares of, or rights of any kind to acquire any shares of, its capital stock of any class (whether through the issuance or granting of stock options, warrants, convertible securities, commitments, subscriptions, rights to purchase or otherwise), except for unissued Shares reserved for issuance upon the exercise of Stock Options or Warrants outstanding on the date hereof in accordance with their existing terms; (ii) acquire, dispose of, transfer, lease, license, mortgage, pledge or encumber any material assets; (iii) incur, assume or prepay any indebtedness for borrowed money or any other material liabilities, except accounts payable incurred in the ordinary course of business consistent with past practice, or issue or sell any debt securities or warrants or rights to acquire debt securities of the Company or any of its Subsidiaries; (iv) assume, endorse (other than in the ordinary course of business consistent with past practices), guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person; (v) make any loans, advances or capital contributions to, or investments in, any other person or otherwise enter into any Material Contract other than in the ordinary course of business and consistent with past practices; (vi) make any loans to employees, other than travel advances in the ordinary course of business; (vii) fail to maintain adequate insurance consistent with past practices for its business and properties;
(viii) undertake, make or commit to undertake or make any capital expenditures in an amount greater than $10,000 per individual capital expenditure and no more than $25,000 per month in the aggregate (on a combined basis for the Company and the Subsidiaries); or (ix) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

                  (d) the Company shall use its reasonable best efforts consistent with past practice to preserve intact the business organization of the Company and its Subsidiaries, keep available the services of its and their present officers and employees, and preserve its existing relationships with customers, suppliers and others with which it and its respective Subsidiaries have business dealings;

                  (e) the Company shall not, and shall cause its Subsidiaries not to, (i) enter into any new agreements or amend or modify any existing agreements with any of its respective officers, directors or employees or with any "disqualified individuals" (as defined in Section 280G(c) of the Code), (ii) grant any increases in the compensation of its respective directors, officers and employees or any "disqualified individuals" (as defined in Section 280G(c) of the Code) other than (A) pursuant to written agreements in effect at the date hereof, true, complete and correct copies of all of which have previously been furnished to Parent by the Company, or (B) increases in the ordinary course of business and consistent with past practice to persons who are not directors or corporate officers of or "disqualified individuals" with respect to the Company or any Subsidiary, (iii) enter into, adopt, amend or terminate, or grant any new benefit not presently provided for under, any employee benefit plan or arrangement, except as required by law or to maintain the tax qualified status of the plan; provided, however, that the Company or its subsidiaries may terminate to the extent permitted by applicable law any benefit or any employee benefit plan or arrangement or (iv) take any action with respect to the grant of any severance or termination pay other than in the ordinary course of business and consistent with past practice and pursuant to policies in effect on the date of this Agreement;

                  (f) the Company shall not, and shall not permit any Subsidiary to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (other than equipment, inventory and supplies in the ordinary course of business);

                  (g) the Company shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any of its material assets;

                  (h) the Company shall take all actions reasonably necessary so that the conditions set forth in the Appendix which require actions to be performed by the Company are satisfied on a timely basis, except as contemplated by this Agreement;

                  (i) unless the Company receives a "Superior Acquisition Proposal" (as defined in Section 6.5(b) hereof), the Company will not call any meeting of its stockholders to be held prior to March 25, 1997 other than as required by this Agreement;

                  (j) the Company shall not, and shall not permit any Subsidiary to, make any tax election or settle (except to settle reserved amounts for an amount equal to or less than the amount so reserved) or compromise any income tax liability;

                  (k) the Company and each Subsidiary shall make timely payments, in accordance with the terms applicable thereto, of all currently due liabilities for borrowed money;

                  (l) the Company shall not, and shall not permit any Subsidiary to, pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the SEC Documents;

                  (m) the Company shall not, and shall not permit any Subsidiary to, modify, amend or terminate any Material Contract, lease of real property or of a material amount of assets, or agreement relating to indebtedness or the extension of credit, or waive, release or assign any rights or claims thereunder; and

                  (n) the Company shall maintain in full force and effect its current policies of directors' and officers' liability insurance covering all persons who are presently covered by such policies.

         5.2 Actions by Parent and Merger Sub Pending the Merger. None of the provisions contained in Section 5.1 of this Agreement shall prohibit Parent or Merger Sub (or any of their respective subsidiaries), during the period between the payment for Shares pursuant to the Offer and the Effective Time, from taking or causing to be taken any action with respect to the business of the Company and its Subsidiaries that Parent or Merger Sub (or any of their respective subsidiaries) would legally be permitted to take or cause to be taken with respect to a majority owned subsidiary of Parent or Merger Sub (or any of their respective subsidiaries), provided that Parent shall not take any action in violation of the terms of this Agreement that would cause Parent's obligations to effect the Merger hereunder to not be satisfied and provided further that any such action taken by or at the direction of Parent or Merger Sub (or any of their respective subsidiaries) shall not cause a breach by the Company of any of the provisions of Section 5.1 of this Agreement.


                       ARTICLE 6 -- ADDITIONAL AGREEMENTS

         6.1      Stockholder Approval; Preparation of Proxy Statement.

                  (a) If the approval of the Merger by the Company's Stockholders (the "Company Stockholder Approval") is required by law, the Company will, at Parent's request, as soon as practicable in accordance with applicable law following acceptance for payment of and payment for shares of Company Common Stock, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders' Meeting") for the purpose of obtaining such Company Stockholder Approval. The Company will, through its Board of Directors, subject to Section 6.5(b) hereof, recommend to its stockholders that such Company Stockholder Approval be given. Notwithstanding the foregoing, if Parent, Merger Sub or any other subsidiary of Parent shall acquire at least 90% of the outstanding Shares, the parties shall, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Stockholders' Meeting in accordance with Section 253 of the DGCL. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 6.1(a) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any "Acquisition Proposal" (as defined in Section 6.5(a)) that is not a "Superior Acquisition Proposal" (as defined in Section 6.5(b)) or (ii) the withdrawal or modification by the Board of Directors of the Company of its approval or recommendation of the Offer, this Agreement or the Merger.

                  (b) If the Company Stockholder Approval is required by law, the Company will, at Parent's request, as soon as practicable following acceptance for payment of and payment for shares of Company Common Stock, prepare and file a preliminary Proxy Statement (or, if applicable, an information statement in lieu of proxy statement pursuant to Rule 14C under the Exchange Act, with all references herein to the Proxy Statement being deemed to refer to such information statement, to the extent applicable) with the SEC and will use its best efforts to respond to any comments of the SEC or its staff and to cause the definitive Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the SEC staff. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with true, complete and correct copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Stockholders' Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects, it being understood that Parent may not reasonably object to the inclusion of information deemed necessary by the Company, upon the written advice of its outside counsel, in order to comply with the Exchange Act and the rules and regulations promulgated thereunder.

                  (c) Parent agrees to cause all Shares purchased pursuant to the Offer and all other Shares owned by Merger Sub or any other subsidiary of Parent to be voted in favor of the Company Stockholder Approval.

         6.2 Stock Options and Warrants . Within five business days after the commencement of the Offer, the Company will notify in writing each holder of a Stock Option under the Stock Option Plans and each holder of a Warrant of the effect of the Merger on the rights of the option holder and warrant holder as described in Section 2.11 and Section 2.12, respectively.

         6.3      Expenses.

                  (a) Except as provided in Section 6.3(b) below, whether or not the Offer and/or the Merger are consummated, each of the Company and Parent will separately bear its own expenses,

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

including the fees and disbursements of counsel, investment bankers and accountants, incurred in connection with the Offer, the Merger, this Agreement and the transactions contemplated hereby.

                  (b) If the Company or any Affiliate or Agent (as defined in Section 6.5) of the Company shall fail to fulfill its obligations under
Section 6.5, or shall enter into an agreement which contemplates the sale of all or any material portion of the assets of, or any equity interest in, the Company to a third party, or the parties to the Stockholder Agreements or any of them shall enter into an agreement which contemplates such a transaction, then, in any such case, the Company shall promptly reimburse Parent for all of its out-of-pocket expenses incurred in connection with the Offer, the Merger, this Agreement, the Stockholder Agreements or any transactions contemplated by this Agreement or the Stockholder Agreements.

         6.4 Other Actions. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer and this Agreement, including (a) consummation of the Offer and payment for the Shares duly and properly tendered therein, (b) filing the Certificate of Merger referred to in Section 2.2, (c) removing any legal impediment to the consummation or effectiveness of such transactions and (d) obtaining all necessary waivers, consents and approvals and to effect all necessary registrations and filings, including, but not limited to, filings under the HSR Act and submissions of information requested by governmental authorities, subject to the appropriate vote of stockholders of the Company required to so vote as described in Section 6.1(a).

         6.5      Exclusive Dealing.

                  (a) Neither the Company nor any of its Subsidiaries, officers, directors, or the directors and officers of its Subsidiaries, nor any of its other affiliates (each, an "Affiliate") shall, and the Company shall cause its and its respective Affiliates' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by the Company or any of its Affiliates and any individual member or employee of the foregoing) (each, an "Agent") not to: (i) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or any equity securities of, the Company or any of its Subsidiaries, except for the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"); or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal; or (iii) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal; provided, however, that the Company may, if it receives an Acquisition Proposal which was not directly or indirectly initiated, solicited or otherwise sought by the Company or by any of its Affiliates or its or their respective Agents, and which is a Superior Acquisition Proposal (as defined below), respond to such Superior Acquisition Proposal by engaging in negotiations with respect thereto and providing nonpublic information concerning the Company to the person making such Superior Acquisition Proposal, provided that such person has entered into a written confidentiality agreement on terms no more favorable to such person than the Mutual Confidential Non-Disclosure Agreement, dated October 8, 1996, between the Company and Parent, is to Parent, and provided further that the Company has received a written opinion of its outside counsel that such response is required in order to satisfy the fiduciary duties imposed under applicable law on its Board of Directors. The Company shall take the necessary steps to inform the individuals and entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.5(a).

                  (b) Unless this Agreement has theretofore been terminated pursuant to Section 8.1(f) hereof, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by such Board of Directors or any such committee of the Offer, this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, in the event the Board of Directors of the Company receives an Acquisition Proposal that constitutes a "Superior Acquisition Proposal" (as defined below), the Board of Directors may (subject to the limitations contained in this Section) withdraw or modify its approval or recommendation of the Offer, this Agreement or the Merger, approve or recommend any such Superior Acquisition Proposal, enter into an agreement with respect to any such Superior Acquisition Proposal or terminate this Agreement, in each case at any time after 48 hours following Parent's receipt of written notice (a "Notice of Superior Acquisition Proposal") advising Parent that the Board of Directors has received a Superior Acquisition Proposal, specifying the material terms and conditions of such Superior Acquisition Proposal and identifying the person making such Superior Acquisition Proposal. For purposes of this Agreement, a "Superior Acquisition Proposal" means an Acquisition Proposal received by the Company without violation of the provisions of Section 6.5(a), having terms which the Board of Directors of the Company determines, in the exercise of its fiduciary duties, after consultation with outside counsel, and upon the written opinion of its outside financial advisor to be more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger.

                  (c) In addition to the obligations of the Company set forth in paragraph (b) of this Section 6.5, the Company shall promptly advise Parent orally and in writing of any request for nonpublic information relating to the Company or by any person that, to the Company's knowledge, may be considering making, or has made, an Acquisition Proposal, or the receipt of any Acquisition Proposal, or any inquiry with respect to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person making any such Acquisition Proposal or inquiry. The Company will keep Parent fully informed of the status and details of any such request, Acquisition Proposal or inquiry.

         6.6 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(a) the occurrence, or failure to occur, of any event, which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time, and (b) any material failure of the Company or Parent, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

         6.7 Access to Information. The Company shall, and shall cause its Subsidiaries, officers, directors, employees and agents to, upon reasonable notice, afford the officers, employees, agents and representatives of Parent complete access at all reasonable times, from the date hereof to the Effective Time, to its officers, employees, agents, properties, books and records, and shall furnish Parent all financial, operating and other data and information as Parent, through its officers, employees, agents or representatives, may reasonably request.

         6.8 Antitrust Laws. As promptly as practicable, the Company, Parent and Merger Sub shall make all filings and submissions under the HSR Act as may be reasonably required to be made in connection with this Agreement and the transactions contemplated hereby. Subject to Section 6.7 hereof, the Company will furnish to Parent and Merger Sub, and Parent and Merger Sub will furnish to the Company, such information and assistance as the other may reasonably request in connection with the preparation of any such filings or submissions. Subject to Section 6.7 hereof and to the preservation of attorney-client privilege and work-product doctrine, the Company will provide Parent and Merger Sub, and Parent and Merger Sub will provide the Company, with true, complete and correct copies of all correspondence, filings and communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby; provided, however, that Parent and Merger Sub shall not be required to provide the Company with copies of confidential documents or information included in Parent's filings and submissions under the HSR Act.

         6.9 Public Announcements. Upon execution of this Agreement, an appropriate public announcement of the transactions contemplated hereby, the form and substance of which shall have been agreed to by Parent and the Company, shall be made; provided, that no such announcement shall be made unless and until it shall comply with Rule 14d-2 under the Exchange Act. So long as this Agreement is in effect and subject to Section 6.5(b), neither Parent nor the Company shall make any other press release or other written public statement concerning the transactions contemplated by this Agreement, including the Offer and the Merger, without the approval of the other party hereto; provided, however, that either Parent or the Company may, without such approval, make such press releases or other written public statements as are required by law, and shall consult with the other party with respect to the form and substance of such statements.

         6.10     Directors.  The Company will comply with the requirements of
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, so that, upon the acceptance for payment of, and payment for, any Shares by Merger Sub pursuant to the Offer which, when taken together with any Shares which Parent beneficially owns (as such term is defined under the Exchange Act), represent at least a majority of the then outstanding Shares, Merger Sub shall be entitled at such time to designate the directors on the Board of Directors of the Company, and the Company shall, at such time, obtain resignations of all then-serving Directors and, prior to such resignations, cause Merger

Sub's designees to be elected to, and to constitute all of, the Board of Directors of the Company. The Company agrees to cooperate in permitting the exercise by Merger Sub of its rights under this Section 6.10, including, without limitation, (x) cooperating in satisfying the requirements of
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and
(y) amending, prior to the expiration date of the Offer, any provisions of the By-Laws or any agreement by which the Company is bound that could delay or hinder the ability of Merger Sub or Parent to elect its designees to a majority of the directorships constituting the Board of Directors of the Company. The Company will not take any action to delay or hinder such election.

         6.11     Directors' and Officers' Insurance Coverage.

                  (a) For six years after the earlier of (i) the date on which the designees of Merger Sub have been elected to the Board of Directors of the Company pursuant to Section 6.10 hereof and constitute all the members thereof and (ii) the Effective Time, Parent and the Surviving Corporation shall indemnify, defend and hold harmless the present officers, directors, employees and agents of the Company and its Subsidiaries (each an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel) and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Parent or the Surviving Corporation, which consent shall not be unreasonably withheld)) arising out of actions or omissions occurring at or prior to the Effective Time (including without limitation matters arising out of or pertaining to the transactions contemplated by this Agreement) to the full extent permitted by the DGCL or the Company's certificate of incorporation or bylaws as in effect at the date hereof, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit; provided, however, that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of the claim to which such rights are applicable.

                  (b) For two years after the Effective Time, Parent and the Surviving Corporation will (i) maintain the current policies of officers' and directors' liability insurance in respect of acts or omissions (including without limitation matters arising out of or pertaining to the transactions contemplated by this Agreement) occurring at or prior to the Effective Time covering each person who is an officer or director of the Company on the date hereof and who is currently covered by the Company's officers' and directors' liability insurance policy, or (ii) substitute policies providing substantially similar coverage containing terms and conditions that, taken together, are not materially less advantageous, and provided that such substitution does not result in gaps or lapses in coverage.

                  (c) Parent and the Surviving Corporation shall pay all expenses (including attorneys' fees) that may be incurred by any Indemnified Party or person having rights to coverage pursuant to this Section 6.11 (collectively, "Covered Persons") in enforcing the obligations of Parent and the Surviving Corporation provided for in this Section 6.11, provided that no such expenses shall be payable if such Indemnified Party or person is found, in or as a result of such enforcement action, not to have the rights to coverage claimed by such Indemnified Party or person. The parties hereto acknowledge and agree that the remedy at law for any breach of the obligations under this Section

6.11 is and will be insufficient and inadequate and that the Covered Persons, in addition to any remedies at law, shall be entitled to equitable relief. Without limiting any remedies Covered Persons may otherwise have hereunder or under applicable law, in the event of nonperformance of any obligation under this Section 6.11, the Covered Persons shall have, in addition to any other rights at law or equity, the right to specific performance.

                  (d) The rights under this Section 6.11 are contingent upon, and shall survive, the consummation of the Offer, are intended to benefit the Company, the Surviving Corporation and each Covered Person, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall be enforceable by each Covered Person, each of whom shall be a third party beneficiary of this Section 6.11.

         6.12     Benefit Plans and Certain Contracts.

                  (a) Parent hereby agrees to cause the Surviving Corporation to pay, in accordance with their terms as in effect on the date hereof, all amounts due and payable under the terms of all written employment contracts, agreements, plans, policies and written commitments of the Company and its Subsidiaries with or with respect to its current employees, officers and directors as such contracts, agreements, plans, policies and written commitments are described in the Company Disclosure Schedule. For at least two years following the Effective Time, each employee of the Company and its Subsidiaries (while such person remains an employee of the Company and its Subsidiaries) shall be entitled to participate in all Benefit Plans maintained or sponsored by the Company or in benefit plans providing substantially similar benefits.

                  (b) Upon or prior to the consummation of the Offer, Parent and the Company shall enter into an employment agreement with Dewey F. Edmunds (the "Employment Agreement").

                  (c) Nothing contained in this Agreement (other than as specifically provided in the Employment Agreement), including, without limitation, this Section 6.12, shall confer on any person not a party to this Agreement, or constitute or be evidence of any agreement or understanding, express or implied, that any person has a right to be employed as an employee of or consultant to Parent or the Surviving Corporation for any period of time or at any specific rate of compensation, or that any employee or other person shall have a right to participate in any benefit plans maintained by Parent, or to receive any equity or options to acquire equity in the Company or Parent.


                            ARTICLE 7 -- CONDITIONS

         7.1 Conditions to Obligation of each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

                  (a) If required by the DGCL, the Company Stockholder Approval shall have been obtained by the requisite vote of the stockholders of the Company;

                  (b) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary injunction or permanent injunction or other order or legal restraint or prohibition preventing the consummation of the Merger shall have been issued by any Governmental Entity and shall remain in effect; and

                  (c) All authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the Merger and the transactions contemplated by this Agreement shall have been filed, occurred or been obtained and shall be in effect at the Effective Time.

         7.2 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the condition that each of Parent and Merger Sub shall have made the Offer in accordance with its terms as contemplated by Section 1.1 hereof and shall have consummated the Offer in accordance with its terms.


                 ARTICLE 8 -- TERMINATION, AMENDMENT AND WAIVER

         8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after any approval by the stockholders of the Company:

                  (a) by mutual written consent of the Boards of Directors of Parent and the Company;

                  (b) by Parent if (i) neither Parent nor any subsidiary of Parent shall have accepted for payment any Shares pursuant to the Offer by the sixtieth day following commencement of the Offer and such failure is not in breach of the Offer or this Agreement, or (ii) Parent has properly terminated the Offer in accordance with its terms; provided that Parent may not terminate this Agreement pursuant to this Section 8.1(b) if (A) the failure of Parent or Merger Sub to fulfill any obligation under this Agreement has been the cause of, or resulted in, the circumstances described in clause (i), or (B) in the case of clause (ii), Parent or Merger Sub has not exercised such right by the close of business on or before the fifth business day following the termination of the Offer in accordance with its terms;

                  (c) by Parent and Merger Sub prior to the purchase of Shares pursuant to the Offer if there shall have been any material breach of a material obligation of the Company hereunder and such breach shall not have been remedied within five days after receipt by the Company of notice in writing from Parent or Merger Sub specifying such breach and requesting that it be remedied;

                  (d) by the Company prior to the purchase of Shares pursuant to the Offer, if there shall have been any material breach of a material obligation of Parent or Merger Sub hereunder and such breach shall have not been remedied within five days after receipt by Parent or Merger Sub, as the case may be, of notice in writing from the Company specifying such breach and requesting that it be remedied;

                  (e) by the Company, if (i) the Offer shall not have been commenced on or before the fifth business day after the announcement to the public of the execution of this Agreement, (ii) the Offer is terminated without the purchase of any Shares and such termination is in breach of the Offer or this Agreement, or (iii) Parent or Merger Sub has failed to pay or to cause another entity to pay for Shares duly and properly tendered in the Offer within 10 business days following expiration of the Offer, provided that the Company may not terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Company to fulfill any obligation under this Agreement has been the cause of, or resulted in, the circumstances described in clauses (i), (ii) or
(iii) hereof;

                  (f) by the Company or by Parent and Merger Sub prior to the purchase of Shares pursuant to the Offer, if a Superior Acquisition Proposal is received and the Board of Directors of the Company, pursuant to
Section 6.5(b), withdraws or modifies its recommendation of the Offer or recommends to the stockholders of the Company that such stockholders tender their Shares into, or vote in favor of, such Superior Acquisition Proposal, provided that termination pursuant to this Section 8.1(f) shall not affect the Company's obligations under Section 6.3 hereof; or

                  (g) by the Company or by Parent and Merger Sub if there shall be any law or regulation that make consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent, Merger Sub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable.

         8.2 Effect of Termination. In the event of termination of this Agreement prior to the purchase of Shares as provided in Section 8.1, this Agreement shall forthwith become void and of no effect, and there shall be no liability on the part of Parent, Merger Sub or the Company, except that (a) the provisions of Section 6.3, this Section 8.2 and Article 9 hereof shall survive any such termination, and (b) nothing herein will relieve any party from liability for any willful or grossly negligent breach of any representation or warranty or any breach prior to such termination of any covenant or agreement contained herein. Except as set forth herein, the provisions of this Section
8.2 shall constitute the exclusive remedy of the parties in the event of termination of this Agreement prior to the purchase of Shares.

         8.3 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties, and provided that any amendment effected after obtaining the Company Stockholder Approval may be subject to further approval of the Company's stockholders if required by the DGCL.

         8.4 Extension; Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.


                        ARTICLE 9 -- GENERAL PROVISIONS

         9.1 Survival of Representations, Warranties and Agreements. No representations or warranties contained herein shall survive beyond consummation of the Offer, and no agreements contained herein shall survive beyond the Effective Time except that the agreements contained in Article II and Sections 6.11 and 6.12 hereof shall survive beyond the Effective Time.

         9.2 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  (a)      if to Parent or Merger Sub:

                           DENTSPLY International Inc.

                           570 West College Avenue
                           P.O. Box 872
                           York, PA  17405
                           Attention: J. Patrick Clark

                           With a copy to:

                           Morgan, Lewis & Bockius LLP

                           One Oxford Centre, 32nd floor
                           Pittsburgh, PA  15219
                           Attention: Marlee S. Myers

                  (b)      if to the Company:

                           New Image Industries, Inc.

                           2283 Cosmos Court
                           Carlsbad, California  92009
                           Attention: Dewey F. Edmunds

                           With a copy to:

                           Irell & Manella LLP
                           333 South Hope St., Suite 3300
                           Los Angeles, California  90071-3042
                           Attention: Edmund M. Kaufman, Esq.

         9.3 Interpretation. When a reference is made in this Agreement to subsidiaries of Parent or the Company, the word "subsidiaries" or "Subsidiaries" means any corporation more than fifty percent (50%) of whose outstanding voting securities are directly or indirectly owned by Parent or the Company, as the case may be. All references in this Agreement to the Company conducting business in the ordinary course or in a manner consistent with past practice shall be considered in light of the Company's financial condition prior to and as of the date indicated in the applicable reference. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         9.4 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Appendix hereto and the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, provided, however, that
(i) Paragraph 5 of the letter of intent dated December 24, 1996 between the Company and Parent, (ii) the Credit Agreement, dated as of December 24, 1996, by and among Parent, the Company and Insight Imaging Systems, Inc., (iii) the Subordination and Intercreditor Agreement, dated December 24, 1996, by and among Coast Business Credit, a division of Southern Pacific Thrift & Loan Association, Parent, the Company and Insight Imaging Systems, Inc. and (iv) the Mutual Confidential Non-Disclosure Agreement, dated October 8, 1996, between Parent and the Company, shall remain in effect in accordance with their terms. Except as provided in Section 4.7 and 6.11, there are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

         9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

         9.6 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

         9.7 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

         9.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.



                           [SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.


                                                DENTSPLY INTERNATIONAL INC.


                                                By: /s/ EDWARD D. YATES
                                                   ---------------------------
                                                      Edward D. Yates
                                                      Senior Vice President


                                                IMAGE ACQUISITION CORP.


                                                By: /s/ EDWARD D. YATES
                                                   ---------------------------
                                                       Edward D. Yates
                                                       Senior Vice President


                                                NEW IMAGE INDUSTRIES, INC.


                                                By: /s/ DEWEY F. EDMUNDS
                                                   ---------------------------
                                                Name:  Dewey F. Edmunds
                                                Title: Chief Executive Officer

                                                                      APPENDIX

                            CONDITIONS TO THE OFFER

         1. Notwithstanding any other term of the Offer or this Agreement, Parent or Merger Sub shall not be required to accept for payment or to pay for any Shares tendered pursuant to the Offer, and may terminate or, subject to Section 1.1 of this Agreement, amend the Offer and may postpone the acceptance for payment of Shares pursuant thereto, unless (a) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute fifty-five percent (55%) of the outstanding Shares as of the date of the commencement of the Offer (the "Minimum Tender Condition"), and (b) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated (the "HSR Condition"), provided, however, that prior to March 25, 1997, Parent shall not terminate the Offer by reason of the nonsatisfaction of the HSR Condition and, if the HSR Condition is the only condition that is not satisfied upon the expiration of the Offer, Parent shall cause the Offer to be extended to March 24, 1997.

         2. Furthermore, notwithstanding any other term of the Offer or this Agreement, Parent or Merger Sub shall not be required to accept for payment or to pay for any Shares tendered pursuant to the Offer, and may terminate or, subject to Section 1.1 of this Agreement, amend the Offer and may postpone the acceptance for payment of Shares pursuant thereto if, at any time on or after the date of this Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

                  (a) any statute, rule, regulation or order shall be proposed, enacted, entered or deemed applicable to the Offer or the Merger
(i) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Agreement illegal, or resulting in a material delay in the ability of Parent to accept for payment or pay for some or all of the Shares, or to consummate the Offer or Merger or seeking to obtain from the Company, Parent or Merger Sub any damages that would have a Material Adverse Effect on the Company or Parent, (ii) imposing material limitations on the ability of Parent or Merger Sub effectively to acquire or hold or to exercise full rights of ownership of the Shares acquired by it, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, (iii) which would require Parent or any direct or indirect subsidiary of Parent to dispose of or hold separate any of the Shares or all or any material portion of the assets or business of the Company and the Subsidiaries, or (iv) prohibit or limit the ability of Parent or any direct or indirect subsidiary of Parent to own, control or operate the Company or any of its Subsidiaries or all or any material portion of the businesses, operations or assets of the Company and its Subsidiaries, where such prohibition or limitation would have a Material Adverse Effect on the Company;

                  (b) any governmental or regulatory action or proceeding by or before any Governmental Entity shall be instituted or pending, or any action or proceeding by any other person, domestic or foreign, shall be instituted or pending, which would reasonably be expected to result in any of the consequences referred to in clauses (i) through (iv) of paragraph
2(a) above; or

                  (c) the Company shall not have complied with its agreements and covenants in the Agreement, or any of its representations and warranties in the Agreement, when made or at and as of any time thereafter, are inaccurate or incomplete, except (i) where such failure so to comply or such inaccuracy or incompleteness would not reasonably be expected to have a Material Adverse Effect on the Company, (ii) for changes specifically permitted by this Agreement or (iii) those representations and warranties that address matters only as of a particular day must be accurate and complete as of such date; or

                  (d) there shall have an occurred an event of default set forth in that certain Amended and Restated Loan and Security Agreement, dated May 22, 1996, among the Company and Insight Imaging Systems, Inc. ("Insight") and Coast Business Credit, a division of Southern Pacific Thrift & Loan Association ("Coast"), as to which event of default Coast has not given a written waiver or is not required to forbear under the terms of that certain letter agreement, dated December 24, 1996, among Coast, the Company, Insight and Parent; or

                  (e) the Company shall commence a case under any chapter of Title XI of the United States Code or any similar law or regulation; or a petition under any chapter of Title XI of the United States Code or any similar law or regulation is filed against the Company which is not dismissed within five business days; or the Company shall apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of its property; or the Company shall make a general assignment for the benefit of creditors; or an order, judgment or decree shall be entered, without the application, approval or consent of the Company by any court of competent jurisdiction, approving a petition seeking a reorganization of the Company or appointing a receiver, trustee or liquidator of the Company or of all or a substantial part of its assets, and such order, judgment or decree shall continue unstayed for a period of five business days; or the Company shall take corporate action for the purpose of effecting any of the foregoing; or

                  (f) there shall have occurred (i) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (ii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iii) any limitation by any governmental authority on the extension of credit by banks or other financial institutions, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

                  (g) the Agreement shall have been terminated in accordance with its terms;

which, in Parent's sole discretion, in any such case regardless of the circumstances giving rise to any such conditions, makes it inadvisable to proceed with such acceptance for payment or payment or makes it advisable to terminate or amend the Offer.

         3. The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted by Parent and Merger Sub regardless of the circumstances giving rise to any such conditions or may be waived by Parent or Merger Sub in whole or in part, at any time and from time to time in their sole discretion. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Merger Sub concerning any events described in the above conditions shall be final and binding on all parties.

                                                                EXHIBIT (c)(2)


           ---------------------------------------------------------


                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                Robert S. Colman

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Robert S. Colman (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Robert S.Colman
             54 Lower Crescent
             Sausalito, CA 94965

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                      DENTSPLY INTERNATIONAL INC.

                                      By: /s/ Edward D. Yates
                                         -----------------------------
                                              Edward D. Yates
                                              Senior Vice President

                                      IMAGE ACQUISITION CORP.

                                      By: /s/ Edward D. Yates
                                         -----------------------------
                                              Edward D. Yates
                                              Senior Vice President

                                      Robert S. Colman

                                      /s/ Robert S. Colman
                                      --------------------------------
                                          Robert S. Colman*

                                      * in his individual capacity and as
                                        Trustee of the following trusts:

                                      Robert S. Colman Trust u/a dated 3/13/85

                                      E. W. Colman Trust FBO Robert S. Colman

                                   SCHEDULE I

NAME OF STOCKHOLDER                    SHARES BENEFICIALLY OWNED

Robert S. Colman                       common stock 105,000 Robert S. Colman
                                                            Trust u/a 3/13/85

                                                      4,000 E. W. Colman Trust
                                                            FBO Robert S.
                                                            Colman

                                                      -------

                                             reissued 11/6/96 @ 1/9/16

                                             stock options       2,500

                                             warrants           45,000

                                             exercise price greater than $2.00

                                             warrants          137,500

                                                                EXHIBIT (c)(3)


           ---------------------------------------------------------


                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                David H. Cooper


            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and David H. Cooper (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             David H. Cooper
             c/o New Image Industries, Inc.
             2283 Cosmos Court
             Carlsbad, CA 92009

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                      DENTSPLY INTERNATIONAL INC.

                                      By: /s/ Edward D. Yates
                                         -----------------------------
                                              Edward D. Yates
                                              Senior Vice President

                                      IMAGE ACQUISITION CORP.

                                      By: /s/ Edward D. Yates
                                         -----------------------------
                                              Edward D. Yates
                                              Senior Vice President

                                      David H. Cooper

                                      /s/ David H. Cooper
                                      --------------------------------
                                          David H. Cooper

                                   SCHEDULE I

NAME OF STOCKHOLDER                    SHARES BENEFICIALLY OWNED

David H. Cooper                        20,000 options vested

                                       21,500 options vest on change of control

                                        2,000 shares held in an IRA

                                                                EXHIBIT (c)(4)


           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                 Paul Devereaux

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Paul Devereaux (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

     The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Paul Devereaux
             c/o New Image Industries, Inc.
             2283 Cosmos Court
             Carlsbad, CA 92009

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    Paul Devereaux

                                    /s/ Paul Devereaux
                                    ---------------------------------
                                        Paul Devereaux

                                   SCHEDULE I

NAME OF STOCKHOLDER                     SHARES BENEFICIALLY OWNED

Paul Devereaux                          3909 options vested

                                        25,000 options vest on change of control

                                                                EXHIBIT (c)(5)



           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                Dewey F. Edmunds

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Dewey F. Edmunds (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Dewey F. Edmunds, President
             1318 Rancho Encinitas
             Encinitas, CA 92024

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President


                                    Dewey F. Edmunds

                                    /s/ Dewey F. Edmunds
                                    ---------------------------------
                                        Dewey F. Edmunds

                                   SCHEDULE I

NAME OF STOCKHOLDER                    SHARES BENEFICIALLY OWNED

Dewey F. Edmunds                       1. As of January 22, 1997, 67,500 shares
                                          are benefically owned.

                                       2. Upon a change of control, an
                                          additional 200,000 shares will become
                                          benefically owned.

                                                                EXHIBIT (c)(6)



           ---------------------------------------------------------


                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                              Richard P. Greenthal


            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Richard P. Greenthal (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Richard P. Greenthal
             1122 La Altura Blvd.
             Beverly Hills, CA 90210

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    Richard P. Greenthal

                                    /s/ Richard P. Greenthal
                                    ---------------------------------
                                        Richard P. Greenthal

                                   SCHEDULE I

NAME OF STOCKHOLDER                      SHARES BENEFICIALLY OWNED

Richard P. Greenthal                     6,499 vested options

                                         13,001 options that will vest upon a
                                         change of control.

                                                                EXHIBIT (c)(7)


           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                Debra L. Jackson

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Debra L. Jackson (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Debra L. Jackson
             c/o New Image Industries, Inc.
             2283 Cosmos Court
             Carlsbad, CA 92009

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    Debra L. Jackson

                                    /s/ Debra L. Jackson
                                    ---------------------------------
                                        Debra L. Jackson

                                   SCHEDULE I

NAME OF STOCKHOLDER                     SHARES BENEFICIALLY OWNED

Debra L. Jackson                        0 options vested

                                        26,000 options vest on change of control

                                                                EXHIBIT (c)(8)


           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                   Mike Lytle

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Mike Lytle (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Mike Lytle
             c/o New Image Industries, Inc.
             2283 Cosmos Court
             Carlsbad, CA 92009

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    Mike Lytle

                                    /s/ Mike Lytle
                                    ---------------------------------
                                        Mike Lytle

                                   SCHEDULE I

NAME OF STOCKHOLDER                     SHARES BENEFICIALLY OWNED

Mike Lytle                              8,344 options vested

                                        30,000 options vest on change of control

                                                                EXHIBIT (c)(9)



           ---------------------------------------------------------


                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                Harold J. Meyers


            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Harold J. Meyers (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Harold J. Meyers
             270 S. Canyon View Drive
             Los Angeles, CA 90014

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President


                                    Harold J. Meyers

                                    /s/ Harold J. Meyers
                                    ---------------------------------
                                        Harold J. Meyers

                                   SCHEDULE I

NAME OF STOCKHOLDER                         SHARES BENEFICIALLY OWNED

Harold J. Meyers                            4,166 vested options

                                            8,334 options that will vest upon a
                                            change of control.

                                            35,000 warrants

                                                                EXHIBIT (c)(10)



           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                 Harold R. Orr

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Harold R. Orr (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Harold R. Orr
             c/o New Image Industries, Inc.
             2283 Cosmos Court
             Carlsbad, CA 92009

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    Harold R. Orr

                                    /s/ Harold R. Orr
                                    ---------------------------------
                                        Harold R. Orr

                                   SCHEDULE I

NAME OF STOCKHOLDER                          SHARES BENEFICIALLY OWNED

Harold R. Orr                                3,000 owned

                                             8,000 options vested

                                             45,000 options vesting on change of
                                             control

                                                                EXHIBIT (c)(11)




           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                             Ralph M. Richart, M.D.

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Ralph M. Richart, M.D. (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Ralph M. Richart, M.D.
             350 Shore Drive
             Oakdale, NY 11769

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President


                                    Ralph M. Richart, M.D.

                                    /s/ Ralph M. Richart, M.D.
                                    ---------------------------------
                                        Ralph M. Richart, M.D.

                                   SCHEDULE I

NAME OF STOCKHOLDER                        SHARES BENEFICIALLY OWNED

Ralph M. Richart, M.D.                     6,499 vested options

                                           13,001 options that will vest upon a
                                           change of control.

                                                                EXHIBIT (c)(12)



           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                               Kenneth B. Sawyer

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Kenneth B. Sawyer (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Kenneth B. Sawyer
             1009 Lombard Street
             San Francisco, CA 94109

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President


                                    Kenneth B. Sawyer

                                    /s/ Kenneth B. Sawyer
                                    ---------------------------------
                                        Kenneth B. Sawyer

                                   SCHEDULE I

NAME OF STOCKHOLDER                        SHARES BENEFICIALLY OWNED

Kenneth B. Sawyer                          4,200 shares of common stock

                                           6,499 vested options

                                           13,001 options that will vest upon a
                                           change of control.

                                           112,500 warrants

                                                                EXHIBIT (c)(13)



           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

                                Mark W. Stevens

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and Mark W. Stevens (the "Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             Mark W. Stevens
             2946 Crystal Ridge Road
             Encinitas, CA 92024

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    Mark W. Stevens

                                    /s/ Mark W. Stevens
                                    ---------------------------------
                                        Mark W. Stevens

                                   SCHEDULE I

NAME OF STOCKHOLDER                           SHARES BENEFICIALLY OWNED

Mark W. Stevens                               63,187 shares

                                                                EXHIBIT (c)(14)




           ---------------------------------------------------------

                             STOCKHOLDER AGREEMENT

                         dated as of January 27, 1997

                                  by and among

                          DENTSPLY International Inc.
                            Image Acquisition Corp.

                                      and

               The William W. Stevens and Virda J. Stevens Trust

            -------------------------------------------------------

                             STOCKHOLDER AGREEMENT

     AGREEMENT, dated as of January 27, 1997 by and among DENTSPLY International Inc. a Delaware corporation ("Parent"), Image Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent (the "Merger Sub"), and The William W. Stevens and Virda J. Stevens Trust (the
"Stockholder"). Except as otherwise defined herein, capitalized terms shall have the respective meanings given to them in the Merger Agreement.

                              W I T N E S S E T H:

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Merger Sub and New Image Industries, Inc., a Delaware corporation (the "Company"), have entered into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Company (the "Merger"); and

     WHEREAS, the Stockholder is executing this Agreement as an inducement for Parent and Merger Sub to enter into the Merger Agreement;

     NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                            ARTICLE 1 -- DEFINITIONS

     1.1 For purposes of this Agreement:

         (a) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meaning of Section 13(d)(3) of the Exchange Act.

         (b) "Company Common Stock" shall mean the Common Stock, $.001 par value, of the Company.

         (c) "Person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

                         ARTICLE 2 -- TENDER OF SHARES

     2.1 In order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholder hereby agrees to validly tender (or cause the record owner of such shares to validly tender), and not to withdraw, pursuant to and in accordance with the terms of the Offer, the number of shares of Company Common Stock set forth opposite such Stockholder's name on Schedule I hereto and any shares of Company Common Stock acquired by such Stockholder in any capacity after the date hereof and prior to the termination of this Agreement whether upon the exercise of Stock Options, subject to Section 2.11 of the Merger Agreement, or Warrants, subject to Section 2.12 of the Merger Agreement, or by means of purchase, dividend, distribution or otherwise (such shares being referred to hereinafter collectively as the "Shares"), all of which are and will be Beneficially Owned by such Stockholder. The Stockholder hereby acknowledges and agrees that the obligation of Parent and Merger Sub to accept for payment and pay for the Shares in the Offer, including the Shares Beneficially Owned by such Stockholder, is subject to the terms and conditions of the Offer.

     2.2 The transfer by the Stockholder of the Shares to Merger Sub in the Offer shall pass to, and unconditionally vest in, Merger Sub good and valid title to the Shares, free and clear of all Liens.

     2.3 The Stockholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents and, if approval or advisement of the Company's stockholders is required under applicable law, the Proxy Statement or Information Statement (including all documents and schedules filed with the SEC) its identity and ownership of the Company Common Stock and the nature of its commitments, arrangements and understandings under this Agreement.

                       ARTICLE 3 -- ADDITIONAL AGREEMENTS

     3.1 Voting Agreement. The Stockholder shall, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, vote (or cause to be voted) the Shares (if any) then held of record or Beneficially Owned by such Stockholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify this Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in Article VI of the Merger Agreement not being fulfilled. Notwithstanding anything in this Agreement to the contrary, the Stockholder, in his capacity as a director and/or officer of the

Company, as the case may be, and in accordance with the Merger Agreement, may exercise his fiduciary duties with respect to the Company.

     3.2 No Inconsistent Arrangements. The Stockholder hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement, it shall not (i) transfer (which term shall include, without limitation, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of such Stockholder's Shares, Stock Options or Warrants or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Stock Options or Warrants or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, Stock Options or Warrants, (iv) deposit such Shares, Stock Options or Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, Stock Options or Warrants, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     3.3 No Solicitation. The Stockholder hereby agrees, in its or his capacity as a stockholder of the Company, that neither the Stockholder nor any of its affiliates shall (and such Stockholder shall use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any Acquisition Proposal. The Stockholder will immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Stockholder will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry such Stockholder, in its or his capacity as a stockholder of the Company, receives (and will disclose any written materials received by such Stockholder, in its or his capacity as a stockholder of the Company, in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     3.4 Stock Options and Warrants. If the Stockholder holds Stock Options and/or Warrants to acquire shares of Company Common Stock, he shall, if requested by the Company, consent to the cancellation and conversion of his Company Options and/or Warrants in accordance with the terms of the Merger Agreement and shall execute all appropriate documentation in connection with such cancellation and conversion.

     3.5 Best Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its best reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any Governmental Entity in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

     3.6 Waiver of Appraisal Rights. The Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it or he may have.

                  ARTICLE 4 -- REPRESENTATIONS AND WARRANTIES
                               OF THE STOCKHOLDER

The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

         (a) Ownership of Shares. The Shares, as of the date hereof, constitute all of the Shares Beneficially Owned by such Stockholder. With respect to the Shares, the Stockholder has sole voting power and sole dispositive power, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

         (b) Power; Binding Agreement. The Stockholder has the legal capacity, power and authority to enter into and perform all of the Stockholder's obligations under this Agreement. The execution, delivery and performance of this Agreement by the Stockholder will not violate any other agreement to which such Stockholder is a party including, without limitation, any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder, enforceable against such Stockholder in accordance with its terms. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

         (c) No Liens. Except as permitted by this Agreement, the Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all Liens, proxies, voting trusts or agreements, understandings or arrangements or any other rights whatsoever.

         (d) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) Reliance by Parent. The Stockholder understands and acknowledges that Parent is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

                           ARTICLE 5 -- STOP TRANSFER

     The Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

                            ARTICLE 6 -- TERMINATION

     The covenants and agreements set forth herein shall terminate upon the termination of the Merger Agreement in accordance with its terms.

                           ARTICLE 7 -- MISCELLANEOUS

     7.1 Notices. All notices and other communications hereunder shall be given by telephone and immediately confirmed in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to Parent or Merger Sub:

             DENTSPLY International Inc.
             570 West College Avenue
             York, PA 17405
             Attention: J. Patrick Clark, Esquire

             With a copy to:

             Morgan, Lewis & Bockius LLP
             One Oxford Centre, 32nd Floor
             Pittsburgh, PA 15219-1417
             Attention: Marlee S. Myers, Esquire

         (b) if to the Stockholder:

             The William W. Stevens and Virda J. Stevens Trust
             c/o New Image Industries, Inc.
             2283 Cosmos Court
             Carlsbad, CA 92009

             With a copy to:

             Irell & Manella LLP
             1800 Avenue of the Stars, Suite 900
             Los Angeles, CA 90067-4276
             Attn: Derrick Boston

     7.2 Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. There are no third party beneficiaries of this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

     7.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by operation of law or otherwise, provided that Parent or Merger Sub may assign its rights and obligations hereunder to a direct or indirect subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub, as the case may be, of its obligations hereunder. Subject to the foregoing sentence, this Agreement will be binding upon, and inure to the benefit of, the parties and their respective successors and assigns.

     7.4 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

     7.5 Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement.

     7.6 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunder duly authorized.

                                    DENTSPLY INTERNATIONAL INC.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President

                                    IMAGE ACQUISITION CORP.

                                    By: /s/ Edward D. Yates
                                       ------------------------------
                                            Edward D. Yates
                                            Senior Vice President


                                    The Williams W. Stevens and
                                     Virda J. Stevens Trust

                                    By: /s/ The Williams W. Stevens and Virda
                                       --------------------------------------
                                            J. Stevens Trust
                                       --------------------------------------
                                            For The William W. Stevens
                                             and Virda J. Stevens Trust

                                   SCHEDULE I

NAME OF STOCKHOLDER                           SHARES BENEFICIALLY OWNED

The William W. Stevens and                          412,095 owned
 Virda J. Stevens Trust

                                                    41,524 warrants

                                                              EXHIBIT (c)(15)


                          FORM OF EMPLOYMENT AGREEMENT

         THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into as of the ____ day of ____________, 1997, by and among New Image Industries, Inc., a Delaware corporation ("New Image"), DENTSPLY International Inc., a Delaware corporation ("DENTSPLY") and Dewey F. Edmunds (the "Employee"), an individual.

                              W I T N E S S E T H:

         WHEREAS, DENTSPLY and New Image are parties to an Agreement and Plan of Merger, dated as of January __, 1997 (the "Merger Agreement") , which contemplates the merger of Image Acquisition Corp., a wholly owned subsidiary of DENTSPLY ("Merger Sub") with and into New Image pursuant to which New Image, as the surviving corporation, will become a wholly owned subsidiary of DENTSPLY (the "Merger");

         WHEREAS, the Employee presently serves as an employee of New Image pursuant to that certain letter agreement, dated May 22, 1995, between Employee and New Image (the "Current Employment Agreement");

         WHEREAS DENTSPLY and New Image desire that the Employee continue as an employee of New Image following the Effective Date (as defined below) on the terms and conditions contained in this Agreement and the Employee wishes to continue in the employ of New Image following the Effective Date on the terms and conditions contained in this Agreement;

         WHEREAS, the parties hereto desire that the Current Employment Agreement shall terminate and be superseded by this Agreement as of the Effective Date;

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, DENTSPLY, New Image and the Employee, each intending to be legally bound hereby, agree as follows:

         1. EMPLOYMENT. New Image shall, and DENTSPLY shall cause New Image to, employ the Employee as an employee of New Image, and the Employee hereby accepts employment with New Image, for the Term (as defined in Section 3 hereof) and upon the terms and conditions contained in this Agreement.

         2.  POSITION AND DUTIES.

                  (a) During the Term, Employee shall serve as Vice President and General Manager of New Image or any entity (including a division of DENTSPLY) that succeeds to all or any substantial part of the business and operations of New Image. Employee shall be responsible for the day-to-day management and operations of New Image or any such successor entity and shall report to the Senior Vice President, Pacific Rim, Latin America, Gendex and Tulsa Dental of DENTSPLY. Employee's services shall be performed at New Image's or its successor's principal place of business, which shall be Carlsbad, California.

                  (b) Employee shall at all times devote his full business time and efforts to the performance of his duties and to promote the best interests of the Company and its Affiliates (as defined below).

         3. TERM. The term of Employee's employment pursuant to this Agreement commences on the Effective Date and ends on February 28, 1999 (the "Term"), unless sooner terminated as hereinafter provided. For purposes of this Agreement, the term "Effective Date" shall mean the date upon which Merger Sub purchases shares of New Image's common stock pursuant to the Offer (as defined in the Merger Agreement). Upon expiration of the Term, Employee shall become an at-will employee of New Image.

         4.  COMPENSATION.

                  (a) For all of the services rendered by the Employee to New Image pursuant to this Agreement, Employee shall be entitled to receive the following monetary compensation:

                             i)    New Image shall pay Employee an annual base
salary of not less than $180,000, or such larger amount as may from time to time be fixed by DENTSPLY (the "Base Salary"), payable in approximately equal installments (not less frequently than monthly) in accordance with New Image's regular payroll practices in effect from time to time. The Base Salary may be increased from time to time by action of DENTSPLY.

                            ii)    Employee shall be entitled to bonus
compensation that is comparable (in the manner in which it is determined and with respect to the timing of payment) to that of DENTSPLY's domestic executive employees who perform duties and have responsibilities comparable to those of Employee.

                  (b) Throughout the Term, Employee shall be entitled to participate in all plans and other benefits made available by DENTSPLY generally to its domestic executive employees who perform duties and have responsibilities comparable to those of Employee, including (without limitation) benefits under any pension, profit sharing, employee stock ownership, stock option, bonus, performance stock appreciation right, management incentive, vacation (of not less than three (3) weeks each year), disability, annuity or insurance plans or programs. Employee's service to New Image prior to the Effective Date shall be credited toward the service requirements, if any, of such plans or programs. Any payments to be made to Employee under the provisions of section 6 or 7 of this Agreement shall not be diminished by any payments made or to be made to Employee or his designees pursuant to any such plan, nor shall any payments to be made to Employee or his designees pursuant to any such plan be diminished by any payment made or to be made to Employee under the provisions of section 6 or 7.

                  (c) Employee shall be eligible to participate in DENTSPLY's 1993 Stock Option Plan. Following the Effective Date, DENTSPLY management will recommend to the Compensation Committee of the DENTSPLY Board of Directors that Employee be granted options under such plan in an amount that is determined in a manner comparable to the manner in which option grants are determined for DENTSPLY's domestic executive employees who perform duties and have responsibilities comparable to those of Employee.

         5.  DISCHARGE.

                  (a) Employee may terminate this Agreement upon thirty (30) days' prior written notice delivered to New Image within thirty (30) days after the occurrence of one or more of the following events:

                             i)    failure by DENTSPLY or New Image to maintain
the duties, status and responsibilities of the Employee substantially consistent with those of Employee's position following the Effective Date; or

                            ii)    a reduction in Employee's then current Base
Salary, other than any reduction implemented as part of a formal austerity program approved by the Board of Directors of DENTSPLY and applicable to all continuing employees of DENTSPLY and New Image, provided such reduction does not reduce Employee's salary by a percentage greater than the average reduction in the compensation of all employees who continue as employees of DENTSPLY and New Image during such austerity program; or

                           iii)    the failure of DENTSPLY to maintain and to
continue Employee's participation in DENTSPLY's benefit plans as in effect from time to time on a basis substantially equivalent to the participation and benefits of employees of DENTSPLY similarly situated to the Employee; or

                            iv)    a change in the location where Employee is
required to perform his services hereunder to any location that is greater than 20 miles from the current location without Employee's prior consent; or

                             v)    any substantial and uncorrected breach of
the Agreement by either DENTSPLY or New Image.

                  (b) This Agreement shall terminate as of the date of Employee's death.

                  (c) New Image may terminate the Employee's employment for Disability by giving the Employee thirty (30) days' prior written notice. For all purposes under this Agreement, "Disability" shall mean that the Employee, at the time notice is given, has been unable to substantially perform his duties under this Agreement for a period of not less than six (6) months as the result of his incapacity due to physical or mental illness, despite reasonable accommodation by New Image. In the event that the Employee resumes the performance of substantially all of his duties hereunder before the termination of his employment under this section becomes effective, the notice of termination shall automatically be deemed to have been revoked.

         6.  PAYMENT UPON DISCHARGE.

                  (a) Upon termination of Employee's employment for whatever reason, Employee shall be entitled to receive the compensation accrued and unpaid as of the date of his termination. If (i) Employee at the time of termination is eligible to receive bonus compensation or is otherwise participating in an incentive or bonus plan maintained by DENTSPLY or New Image and (ii) a bonus or other form of incentive payment becomes payable with respect to the year in which termination of Employee's employment occurred, Employee shall be entitled to receive a pro-rata share of such bonus compensation or other incentive or bonus award based upon the number of days he is employed during the year up to the date of his termination. Such pro-rata amount shall be calculated in the usual way and paid at the usual time.

                  (b) If Employee's employment terminates upon the death of Employee, New Image shall continue payment of (i) his then current Base Salary for a period equal to the longer of the remainder of the Term or 12 months from the termination date, and (ii) his pro-rata share of any incentive or bonus payments due for the period prior to the termination date. Such payments shall be made (x) in the case of death, to Employee's designated beneficiary or, if no beneficiary has been effectively designated, then to Employee's estate, and (y) in the case of Disability, to Employee.

                  (c) If Employee's employment is terminated by the Employee under section 5(a) or by New Image for any reason other than for "Cause" (as defined below) or Employee's death, New Image shall continue to pay compensation and provide benefits to the Employee as provided in this section 6(c) for a period (the "Termination Period") beginning on the date of the termination notice and ending on the later of the second anniversary of such date or February 28, 1999, as follows:

                             i)    Compensation shall be paid to the Employee
at the rate of Base Salary in effect immediately before the termination;

                            ii)    Bonus and incentive compensation shall be
paid to the Employee in accordance with plans in which the

Employee participated at the termination date, using the same formula and calculations as if termination had not occurred;

                           iii) Employee shall receive the benefits that
would have been accrued by the Employee during the Termination Period under any pension, profit sharing, employee stock ownership plan ("ESOP") or similar retirement plan or plans of DENTSPLY or New Image in which the Employee participated immediately before the termination (or, if not available, in lieu thereof Employee shall be compensated for such benefits), based on service the Employee would have had during the Termination Period and on the compensation (including, if applicable, bonus and incentive compensation) as determined under subsections (i) and (ii) above;

                            iv)    Employee shall receive continued coverage
during the Termination Period under all employee disability, annuity, insurance or other employee welfare benefit plans, programs or arrangements of DENTSPLY or New Image in which Employee participated immediately before the notice of termination, plus all improvements subsequent thereto (or, if not available, in lieu thereof Employee shall be compensated for such coverage).

Except as provided in section 7, payment of compensation under subsection 6(c)(i) above shall be made at the same time as payments of compensation under section 4(a), and payments of other benefits under subsection 6(c)(ii) and
(iii) shall be paid at the same time and to the same person as compensation or benefits would have been paid under the plan, program or arrangement to which they relate (after taking into account any election made by the Employee with respect to payments under such plan, program or arrangement).

         (d) In no event will New Image or DENTSPLY be obligated to continue Employee's compensation and other benefits under this Agreement if Employee's employment is terminated because of gross negligence or significant willful misconduct (i.e., conviction of misappropriation of corporate assets or heinous criminal offense) (any of the foregoing, "Cause").

         (e) In no event shall the Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Employee under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Employee obtains other employment.

         7. CHANGE OF CONTROL. If at any time during the Term after a Change of Control (as defined below), Employee's employment is terminated by the Employee pursuant to section 5(a), or DENTSPLY or New Image terminates or gives written notice of termination to the Employee, then in lieu of the periodic payment of the amounts specified in subsections 6(c)(i), (ii) and (iii) (except as may be otherwise prohibited by law or by said plans), DENTSPLY and New Image, at the written election of Employee, shall pay to Employee within five (5) business days of such termination or notice of termination the present value of the amounts specified in subsection 6(c)(i), (ii) and (iii), discounted at the greater rate of interest then payable by Bank of America on any federally insured savings account into which Employee could deposit such amount and make immediate withdrawals therefrom without penalty, and shall provide for the remainder of the Termination Period, if any, the benefit coverage required by subsection 6(c)(iv).

         8.  PRIOR AGREEMENTS.  The Employee represents to New Image that:
(a) there are no restrictions, agreements or understandings whatsoever to which the Employee is a party or by which he is bound which would prevent or make unlawful his execution of this Agreement or his employment hereunder; (b) his execution of this Agreement and his employment hereunder do not constitute a breach of any contract, agreement or understanding, oral or written, to which he is a party or by which he is bound; (c) he is free and able to execute this Agreement and to enter into employment hereunder on the terms and subject to the conditions hereof; and (d) Employee acknowledges that this Agreement terminates and supersedes the Current Employment Agreement (except that the provisions therein relating to the immediate vesting of options upon a Change of Control shall continue in full force and effect in accordance with the terms thereof subject to Section 2.11 of the Merger Agreement).

         9.  CONFIDENTIAL INFORMATION: INVENTION ASSIGNMENT.

                  (a) The Employee shall not, directly or indirectly, at any time during the term of his employment hereunder or thereafter and without regard to when or for what reason, if any, such employment shall terminate, use or permit the use of any trade secret or other confidential, proprietary or other information of, or relating to, DENTSPLY, New Image or any other subsidiary or affiliate of DENTSPLY, and shall not divulge any such trade secret or information to any person, firm or corporation whatsoever, except as may be necessary in the performance of his duties of employment or as may be required by law or a final determination of any court of competent jurisdiction from which no appeal can be taken.

                  (b) All inventions, discoveries, designs, developments, ideas, computer programs and reports that are made or conceived of by the Employee in the course of his employment hereunder, whether or not patentable or copyrightable, shall be disclosed to New Image by the Employee and shall be and remain the sole property of New Image. The Employee hereby transfers and assigns all right, title, copyright and interest in such works to New Image and will, from time to time, give New Image all reasonable assistance, execute all papers and do all things that may reasonably be required to protect and preserve the rights of New Image in such works.

                  (c) The Employee represents that, in the course of performing services hereunder, he will not breach any agreement he may have with others with respect to confidential information, and will not bring to New Image or use in any way materials or documents obtained from others under an agreement of or with any restriction as to confidentiality.

         10. DEFINITIONS. Any capitalized terms used in this Agreement and not defined in this Agreement shall be given the meanings assigned to them in the Merger Agreement. Unless otherwise provided, the following terms shall have the following respective meanings:

                  (a) "Affiliate" when used with reference to any person or entity means any other person or entity directly or indirectly controlling, controlled by or under common control with the referenced person or entity. For purposes of this definition, "control" means ownership of or power to vote 50% or more of the voting stock, venture interests or other comparable participation interests in the applicable entity.

                  (b) "Change of Control" means any event by which (x) an Acquiring Person attains such status, or (y) Continuing

Directors cease to comprise a majority of the members of the Board of Directors of DENTSPLY (the "Board"). For purposes of this definition:

                             i)    An "Acquiring Person" means any person or
group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder as in effect on the date of this Agreement (the "Exchange Act") who or which, together with all affiliates and associates (as defined in Rule 12B-2 under the Exchange Act) becomes, by way of any transaction, the beneficial owner of shares DENTSPLY, having more than 50% of the total number of votes that may be cause for the election of directors of DENTSPLY; provided that an Affiliate of DENTSPLY shall not constitute an Acquiring Person; and

                            ii)    "Continuing Director" means any member of
the Board, while such person is a member of the Board, who is not an Acquiring Person, or an Affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such Affiliate or associate and who (A) was a member of the Board prior to the date of this Agreement, or(B) subsequently becomes a member of the Board and whose nomination for election or election to the Board is recommended or approved by resolution of a majority of the Continuing Directors or who is included as a nominee in a proxy statement of DENTSPLY distributed when a majority of the Board consists of Continuing Directors.

         11.  MISCELLANEOUS.

                  (a) INDULGENCES, ETC. Any failure or delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement will not operate as a waiver thereof, nor will any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor will any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of that right, remedy, power or privilege with respect to any other occurrence.

                  (b) NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement must be in writing and will be deemed to have been duly given, made and received only when delivered (personally, by facsimile transmission or by courier service such as Federal Express, or by other messenger) or when deposited in the United States mails, registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below:

                           i)        If to the Employee:

                                     Dewey F. Edmunds
                                     1318 Rancho Encinitas
                                     Encinitas, CA  92024

                           ii)       If to New Image:

                                     2283 Cosmos Court
                                     Carlsbad, CA  92009

                                     Attention:  Chief Executive Officer

                                     with a copy given in the manner prescribed above to:

                                     DENTSPLY International Inc.
                                     570 West College Avenue
                                     York, PA  17405

                                     Attention:  Secretary

                                     and:

                                     Morgan, Lewis & Bockius LLP
                                     One Oxford Centre
                                     Pittsburgh, PA  15219

                                     Attention:  Marlee S. Myers, Esquire

                           Any party may alter the address to which
communications or copies are to be sent by giving notice of any change of address to the other party in conformity with the provisions of this paragraph for the giving of notice.

                  (c) BINDING NATURE OF AGREEMENT; ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of New

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



Image and DENTSPLY and its successors and assigns and shall be binding upon the Employee, his heirs and legal representatives. New Image may assign this Agreement at any time to any subsidiary or parent of New Image, provided that such assignee assumes all of the obligations of New Image hereunder; the Employee may not assign this Agreement.

                  (d) EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

                  (e) PROVISIONS SEPARABLE. The provisions of this Agreement are independent of and separable from each other, and no provision will be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

                  (f) ENTIRE AGREEMENT. This Agreement contains the entire understanding between the parties hereto with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, with respect to the subject matter of this Agreement, provided that the Current Employment Agreement shall not be superseded by this Agreement and shall continue in full force and effect until the occurrence of the Effective Date. The express terms of this Agreement control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

                  (g) SECTION HEADINGS. The section headings in this Agreement are for convenience only; they form no part of this Agreement and will not affect its interpretation.

                  (h) GENDER, ETC. Words used herein, regardless of the number and gender specifically used, will be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate.

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



                  (i) GOVERNING LAW. This Agreement shall be construed and interpreted in accordance with and governed by the laws of the State of California, other than the conflict of laws provisions of such laws.

                  (j) SURVIVAL. The provisions of Sections 8, 9, and 11 shall survive the termination of this Agreement to the extent necessary to effectuate the respective purposes of such provisions.

                           [SIGNATURES ON NEXT PAGE)

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


         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.


                                     New Image Industries, Inc.


                                     By: _____________________________________
                                     Name:
                                     Title:




                                     DENTSPLY International Inc.


                                     By: _____________________________________
                                     Name:
                                     Title:



                                     EMPLOYEE:


                                     _________________________________________
                                     Dewey P. Edmunds


                                      -13-